2025
ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-36556

EL POLLO LOCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**20-3563182**
State or other jurisdiction of incorporation or organization	**(I.R.S. Employer Identification No.)**
575 Anton Blvd., Suite 1100, Costa Mesa, California	**92626**
(Address of principal executive offices)	**(Zip Code)**

(714) 599-5000

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	LOCO	The Nasdaq Stock Market LLC
Rights to Purchase Series A Preferred Stock, par value $0.01 per share		The Nasdaq Stock Market LLC

Securities registered pursuant to section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	
Non-accelerated filer	☐	Smaller reporting company	☐	
		Emerging growth company	☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

As of June 25, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common equity held by non-affiliates was approximately $133.9 million.

As of March 6, 2026, there were 29,956,259 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III hereof incorporates by reference certain portions of the registrant's definitive proxy statement for its 2026 annual meeting of stockholders to be filed not later than 120 days after the end of the registrant's 2025 fiscal year.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Annual Report") contains "forward-looking statements" within the meaning of federal securities laws that are subject to risks and uncertainties. All statements other than statements of historical fact included in this Annual Report are forward-looking statements. You can identify forward-looking statements because they do not relate strictly to historical or current facts. These statements may include words such as "aim," "anticipate," "believe," "estimate," "expect," "forecast," "outlook," "potential," "project," "projection," "plan," "intend," "seek," "may," "could," "would," "will," "should," "can," "can have," "likely," the negatives thereof and other words and terms of similar meaning used in connection with any discussion of the timing or nature of future operating or financial performance or other events. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, trends, strategies and the industry in which we operate. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those that we expected.

While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this Annual Report in the context of the factors that could cause outcomes to differ materially from our expectations. These factors include, but are not limited to, those listed under "Summary Risk Factors" below and under "Item 1A. Risk Factors" of this Annual Report, as such risk factors may be amended, supplemented or superseded from time to time by other reports we file with the Securities and Exchange Commission.

We caution you that the important factors included in this Annual Report may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences we anticipate or affect us or our operations in the ways that we expect. The forward-looking statements included in this Annual Report are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

Website References

In this Annual Report, we make references to our website at elpolloloco.com. References to our website through this Annual Report are provided for convenience only and the content on our website does not constitute a part of, and shall not be deemed incorporated by reference into, this Annual Report.

The following is a summary of certain key risk factors for investors in our securities. You should read this summary together with the more detailed description of risks and uncertainties discussed under Item 1A. "Risk Factors" in this Annual Report before investing in our securities.

Summary Risk Factors

Risks Related to Our Operations
- We may be unsuccessful in opening new company-operated or franchised restaurants or in establishing new markets, which could adversely affect our growth.
- We may not be able to compete successfully, including with other quick-service and fast casual restaurants.
- We are vulnerable to changes in political and economic conditions such as trade policies, tariff and import regulations by the United States, as well as consumer preferences.
- If we are unable to attract, develop, assimilate, and retain employees, we may not be able to grow or successfully operate our business.
- Our business could be negatively affected by regional geographic concentrations.
- Our inability or failure to execute our business continuity and response plan following a major disaster such as a natural disaster, terrorism, social unrest or a cybersecurity incident affecting our corporate facilities could materially adversely affect our business.

- Our long-term success depends in part on our ability to effectively identify and secure appropriate sites for new restaurants.
- We have incurred, and may continue to incur, significant impairment of certain of our assets, in particular in our new markets.
- Changes in food costs, supply costs, and other operating expenses, especially for chicken could adversely affect our business, financial condition, and results of operations.
- Public health crises have had, and may in the future have, a significant negative impact on our business, sales, results of operations and financial condition.
- Negative social media and other negative publicity could have a material adverse impact on our business.
- We rely on our ability to continue to expand our digital business, delivery orders and catering, and these business lines are subject to various risks.
- Food-borne illness and other food safety and quality concerns may negatively impact our business and profitability.
- Failure to receive timely deliveries of food or other supplies could result in a loss of revenue and materially and adversely impact our operations.
- Our level of indebtedness, and restrictions under our credit facility, could materially and adversely affect our business, financial condition, and results of operations.
- Our marketing programs may not be successful, and our new menu items, advertising campaigns, and restaurant designs and remodels may not generate increased sales or profits.
- Adverse changes in our franchisees' economic position could have adverse consequences to us.
- We are dependent on the success of our franchisees, but have limited control with respect to their operations, which could have a negative impact on our business.
- If our relations with existing or potential franchisees deteriorate, restaurant performance and our development pipeline could suffer.
- Our self-insurance programs may expose us to significant and unexpected costs and losses.
- We are party to long-term and non-cancelable leases, and we may be unable to renew leases at the ends of their terms.
- If we are unable to achieve our corporate responsibility goals, our reputation and results of operations could be adversely affected.

Risks Related to Information Technology and Data Security
- Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.
- If we are unable to protect our customers' payment method data or personal information, we could be exposed to data loss, litigation, liability, and reputational damage.

Risks Related to Intellectual Property
- The failure to enforce and maintain our trademarks and protect our other intellectual property could materially and adversely affect our business, including our ability to establish and maintain brand awareness.

Risks Related to Government Regulation and Litigation
- Matters relating to employment and labor law may adversely affect our business.
- We are from time to time the target of class action lawsuits and other claims proceedings, which could adversely affect our business and results of operations.
- If we or our franchisees face labor shortages or increased labor costs, our results of operations and growth could be adversely affected.
- We are subject to extensive laws, government regulation, and other legal requirements and our failure to comply with existing or new laws and regulations could adversely affect our operational efficiencies and results of operations.
- Legislation and regulations regarding certain of our menu offerings, new information or attitudes regarding diet and health, or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our results of operations.
- We may become subject to liabilities arising from environmental laws that could increase our operating expenses and materially and adversely affect our business and results of operations.

Risks Related to Ownership of Our Common Stock

- Our quarterly operating results may fluctuate significantly due to seasonality and other factors, some of which are beyond our control, which could adversely affect the market price of our common stock.
- Future offerings of debt or equity securities by us may adversely affect the market price of our common stock or dilute the ownership of our existing stockholders.
- Delaware law, our organizational documents, our shareholder rights agreement and our existing and future debt agreements may impede or discourage a takeover, depriving our investors of the opportunity to receive a premium for their shares.
- Shareholder activism could cause us to incur significant expense, disrupt our business, result in a proxy contest or litigation and impact our stock price.

PART I

Unless otherwise specified in this Annual Report, or the context otherwise requires, terms "El Pollo Loco," "the Company," "our company," "we," "us," and "our" mean El Pollo Loco Holdings, Inc. ("Holdings"), together with its subsidiaries.

ITEM 1.   BUSINESS

Our Company

We opened our first location on Alvarado Street in Los Angeles, California, in 1980, and have grown our restaurant system to 503 domestic restaurants, comprised of 175 company-operated and 328 franchised restaurants as of December 31, 2025. Our restaurants are located principally in California, but also in Arizona, Nevada, Texas, Utah, Colorado, Washington and Louisiana. Additionally, as of December 31, 2025, we had 8 licensed restaurants in the Philippines. Our typical restaurant is a free-standing building with drive-thru service that ranges in size from 2,200 to 3,000 square feet with seating for approximately 50 to 70 people.

El Pollo Loco is a differentiated and growing restaurant concept that specializes in fire-grilling citrus-marinated chicken and operates in the limited service restaurant ("LSR") market segment. We believe that our market position to make and serve quality chicken that is fast and easy sets El Pollo Loco apart. Our distinctive menu features our signature product, citrus-marinated fire-grilled chicken, served in a variety of Mexican-inspired entrees, like burritos, tostadas, and salads, as well as bone-in chicken meals available in a variety of sizes to feed individuals and larger groups. Our entrees include favorites such as tostadas, burritos, bowls, and salads, and we offer a variety of fresh salsas and delicious dressings that give our customers the opportunity to customize their meals. Our distinctive menu with high quality chicken entrees appeals to consumers across a wide variety of socio-economic backgrounds and drives our balanced composition of sales throughout the day, including at lunch and dinner.

The Company operates in one operating segment. All significant revenues relate to retail sales of food and beverages through either company or franchised restaurants. Financial information about our operations, including our revenues and expenses for fiscal 2025, 2024 and 2023, and our total assets as of the end of fiscal 2025 and 2024, is included in our "Audited Consolidated Financial Statements" and accompanying "Notes to Consolidated Financial Statements" in this Annual Report. See "Item 8. Financial Statements and Supplementary Data."

Our Industry

The restaurant industry is divided into two market segments: full service and limited service. We operate within the LSR segment, and we strive to offer the food and dining experience of a fast-casual restaurant and the speed, value, and convenience of a quick-service restaurant ("QSR"). We strive to offer menu options that are made with fresh ingredients and provide a quality, "better for you" alternative to typical fast food, all while using Mexican flavors to make our food craveable and delicious.

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors and serve as the foundation for our continued growth:

Unique Menu with Broad Appeal.

We believe that our food, which is quality fire-grilled chicken served in a variety of freshly prepared meals and entrees and inspired by broadly appealing Mexican flavors and served in contemporary restaurant environments at reasonable prices positions us well to satisfy the needs of a wide customer base by appealing to the broader general market who seek convenient quality meals at reasonable prices. We provide our customers with the opportunity to enjoy citrus-marinated, fire-grilled chicken and entrees containing fresh ingredients, like avocados, tomatoes, and serrano peppers at price points that appeal to a broad consumer base. We believe that our entree prices are typically lower than the fast-casual segment, and a slight premium to the QSR segment. We prepare our entrees to order in approximately four minutes and customers can select from a variety of freshly prepared salsas to complement their meal selection. We also believe that our concept, which integrates the complexity of cooking real food in real kitchens with the speed of our service model and the skill of our trained Grill Masters, provides a layer of competitive insulation around our restaurant model. We believe that our positioning appeals to a broad customer base, and that our brand crosses over traditional age, ethnic, and income demographics, giving consumers the best of both the fast-casual and QSR segments. We seek to position ourselves as a differentiated restaurant concept, which we believe sources traffic from both dining segments and, as a result, we expect it to drive transaction growth in the future. We also frequently test and introduce innovative new products. For example, we are currently testing chicken tenders and sandwiches, products which we expect to launch to our restaurant system during fiscal year 2026.

Mexican-Inspired, Freshly-Prepared Fire-Grilled Chicken and Entrees.

Our signature product is our chicken, marinated with a proprietary recipe of citrus juice, pineapple, garlic, and spices, which serves as the foundation of our distinctive menu of flavorful bone-in chicken meals and entrees. With menu items such as our signature Fire-Grilled Chicken Meals and Family Meals, Double Chicken Tostada, the Original Pollo Bowl®, Guacamole Chicken Burrito, and Double Pollo Salads, we believe that we offer our customers a quality alternative to traditional food on-the-go. The majority of our menu items are prepared in-restaurant using fresh ingredients, including our bone-in chicken and chicken breast filets, rice, salsas, and cilantro dressing. Our entrees and meals start with our chicken, which is marinated in our restaurants daily. From there, our Grill Masters fire-grill and hand-chop our chicken to order. Our team members create our salsas and Creamy Cilantro dressing with fresh tomatoes, avocados, serrano peppers, and cilantro, and our rice and beans are seasoned and simmered in our restaurants throughout each day.

Our individual and family-sized chicken meals appeal to customers looking to dine at the restaurant or take out during dinnertime, while our Mexican-inspired entrees draw traffic from customers at lunchtime or for an afternoon snack, thereby enabling us to generate sales split almost equally between lunch and dinner. We believe that our family-sized chicken meals provide an affordable and more convenient alternative for families looking to solve the "dinnertime dilemma" of providing their families with high-quality meals without investing significant time or money.

Operations Infrastructure that Allows for Real-Time Control, Fast Feedback, and Innovation.

We believe that satisfying our customers' dining needs is the foundation for our business, and we have an operations platform that allows us to measure our performance in meeting and exceeding those needs. We utilize an operations dashboard that aggregates real-time, restaurant-level information for many aspects of our business. The dashboard provides corporate and field management, as well as restaurant-level operators, with insight into how we are performing from the customer's perspective. In addition, all company-operated restaurants utilize digital "communication boards," which communicate sales, cost and consumer data in real time to our restaurant managers.

Developing High Average Unit Volumes ("AUVs") and Strong Unit Economics One Chicken at a Time.

We seek to position ourselves as a differentiated LSR business, which we believe drives restaurant operating results that are competitive with other leading restaurant concepts in both the fast-casual and QSR industry segments. We believe that our restaurant model is designed to generate strong cash flow, consistent restaurant-level financial results, and compelling returns on invested capital. In 2025, our company-operated restaurants generated average annual sales per restaurant of approximately $2.3 million and restaurant-level contribution margins of 17.8%.

Experienced Leadership.

Most of our senior management team has extensive operating experience in the restaurant industry. Members of the senior leadership team include Elizabeth Williams as our Chief Executive Officer, Ira Fils as our Chief Financial Officer, Jason Weintraub as our Chief Legal and People Officer, Tim Welsh as our Chief Development Officer, Jill Adams as our Chief Marketing Officer, Vadim Parizher, Chief Technology Officer, and Clark Matthews as our Chief Information Officer.

Our Growth Strategy

We believe that we are well-positioned for sales growth because of our position in the high growth chicken category, appeal to a broad customer base, quality ingredients and a menu with broadly appealing Mexican flavors, disciplined business model, and strong unit economics. In 2025, 2024 and 2023, our comparable restaurant sales grew 0.3%, 2.8%

and 0.3%, respectively. We plan to continue to expand our business, drive restaurant sales growth and increase company profits by executing our Strategic Plan, which consists of the following five key strategies:

Brand That Wins

We believe that being the flavorful, affordable, quality chicken leader, reinforced with our marketing and product offering, positions us to deliver on our first strategic pillar, Brand That Wins. Our marketing and advertising focuses on quality and freshly prepared ingredients to reinforce the cooking we do in our restaurants every day. Our chicken is our differentiator. We marinate, grill, chop, and shred chicken every day in our restaurants to deliver delicious fire-grilled chicken to our customers. Our grilled chicken is versatile and is offered in bone-in and boneless options, giving our customers choice and variety. Our chicken will continue to be the focus of our advertising campaigns and consumer messaging, and we believe that we are positioned uniquely to be a healthier alternative in the fast food marketplace.

We believe that we are uniquely positioned within the LSR restaurant space. We will continue to adapt our menu to create individual entrees and group meals that feature our fire-grilled chicken and are inspired by the flavors of Mexico. We believe that we have opportunities for menu innovation around different forms of chicken and portability as we look to increase customer frequency and earn share from the competition.

We believe that our seasonal product calendar is an effective way to keep customers engaged with the brand throughout the year, featuring both existing product platforms, like Chicken Quesadillas and Double Chicken Burrito Bowls, and limited-time offers like our Baja Tostadas. Our key points of differentiation are communicated through our advertising campaigns, which highlights our food quality and flavorful entrees. We tailor our message across television and direct mail, which garners broad exposure, to our Loco Rewards loyalty program, as well as through various social media platforms where we engage in more personalized marketing.

Hospitality Mindset

Serving our customers and delivering on exceptional hospitality begins with having an operations and training model that allows for consistent delivery of our products and services. We believe that simplifying our restaurant operations will further enhance our ability to attract and retain the best employees and further improve customer service. In 2025, we continued to implement initiatives to make it easier for our employees to operate our restaurants. These included standardizing product builds and reducing unique ingredients with our bowls and salads, using new equipment such as a chicken holding cabinet, which improves overall quality and chicken availability during off-peak hours, and self-ordering kiosks which make ordering easy for our customers. Our labor and deployment system continue to evolve and allow us to focus our team on serving customers quickly and efficiently, while maintaining our quality and service standards.

Initiatives currently in test include self-ordering kiosk enhancements which improve the customer ordering experience, and kitchen display screen enhancements which simplify product descriptions. These and other initiatives are intended to enable our restaurant employees to increase their focus on delivering exceptional hospitality and speed of service to our customers. We believe that this continued focus will lead to higher sales over the longer term.

Digital First

We believe that investing in consumer-facing technology is critical to further differentiating our brand and reaching customers for whom convenience and value are key decision factors. Our Loco Rewards loyalty program offers rewards that incentivize customers to visit our restaurants more each month. As of December 31, 2025, there were 5.3 million members in the Loco Rewards loyalty program, whom we target with segmented, dynamic campaigns with special offers tailored to each customer segment with the goals of increasing visit frequency and growing overall spend.

We also offer digital ordering through our mobile app, mobile web, and desktop web to provide convenient, easy ordering options for our customers. In addition to offering digital ordering through our website and mobile app, we participate in 3rd party delivery marketplaces. We currently have partnerships with DoorDash, Postmates, Uber Eats, and Grubhub. As of December 31, 2025, DoorDash maintained exclusivity for delivery orders placed directly with our restaurants. For orders placed directly from the restaurant, no fee is charged to the restaurant as the full delivery cost is borne by the customer.

In total, during fiscal 2025, all digital and delivery orders including mobile, web orders, and excluding kiosks constituted 13.8% of our total sales mix. As of December 31, 2025, all company-operated and franchise restaurants offered integrated delivery through a third-party service.

We plan to continue investing in our loyalty and delivery programs as well as other technology platforms that make it easier for customers to access our food.

Winning Unit Economics

We believe that creating strong margins is as important as driving topline sales. In 2024 we launched a concerted effort analyzing our product offering, labor, and controllables to determine areas of opportunity. Through this effort, we identified several workstreams to optimize product costs, supplier efficiencies, and labor deployment. While some of the savings were realized in 2024 and 2025, we believe that these initiatives will have a positive impact on overall profitability for future years as well.

In addition to managing cost of sales and operating expenses, we believe that a cost-improved restaurant prototype is critical to enhancing returns and supporting disciplined growth. Cost optimization efforts related to furniture, fixtures, and equipment ("FF&E"), layout, materials, and design standards were initiated at the end of 2024. Identified savings – particularly within FF&E – have been incorporated into new restaurant builds beginning in 2025. The full next-generation prototype, inclusive of identified cost savings to date, is expected to open in 2026.

Drive Unit Growth Again Through National Expansion

We believe that execution of our first four strategies will enable us to grow our restaurant base. Our restaurant model is designed to generate strong cash flow, attractive restaurant-level financial results and high returns on invested capital. During fiscal 2025, we opened nine new stores, of which eight were franchised and one was company-owned.

In addition to unit growth, we believe that remodels and refreshes to our existing fleet will keep El Pollo Loco relevant to our customers and keep them coming back. In 2025, we completed 17 company-operated restaurant remodels, and our franchisees completed 52 remodels. In 2026, we plan to continue our standard practices for remodels, including 25 to 35 company-operated and 30 to 40 franchised restaurants.

We expect future new unit development to be led by franchisees and complemented by company store growth, through both in-fill in existing markets and expansion into adjacent and contiguous new markets. In order to expand into new markets, we believe that we need to source new franchisees and, therefore, we expect to invest more resources in sourcing and onboarding them in the future, including franchise recruitment, franchise operations, and field marketing.

Site Selection and Expansion

Restaurant Development

We believe that our restaurant model is designed to generate strong cash flow, attractive restaurant-level financial results, and high returns on invested capital, which we believe provide us with a strong foundation for unit growth over the long-term. In 2025, one new company-operated restaurant was opened in California and eight new franchised restaurants were opened, two in California, one in Texas, two in Arizona, one in Colorado, one in New Mexico, and one in Washington. In fiscal 2026, we intend to open three to four new company-operated restaurants in California and Texas and 15 to 16 new franchised restaurants.

Site Selection Process

We consider the location of a restaurant to be a critical variable in its long-term success and as such, we devote significant effort to the investigation and evaluation of potential restaurant locations. Our in-house development team has extensive experience building such brands as Starbucks, QDOBA, Taco Bell, and Coffee Bean & Tea Leaf. We use a combination of our in-house development team and outside real estate consultants to locate, evaluate, and negotiate new sites using various criteria, including demographic characteristics, daytime population thresholds, and traffic patterns, along with the potential visibility of, and accessibility to, the restaurant. The process for selecting locations incorporates management's experience and expertise and includes extensive data collection and analysis. Additionally, we use information and intelligence gathered from managers and other restaurant personnel that live in or near the neighborhoods that we are considering.

Based on our experience and results, we are currently focused on developing freestanding sites with drive-thrus along with select in-line locations. Our restaurants perform well in a variety of neighborhoods, which gives us greater flexibility and lowers operating risk when selecting new restaurant locations.

We approve new restaurants only after formal review by our real estate site approval committee, which includes some of our senior management, and we monitor restaurants' on-going performances to inform future site selection decisions.

Restaurant Construction

After identifying a lease site, we commence our restaurant build-out. Our new restaurants are either ground-up prototypes or retail space conversions. On average, it takes approximately 12 to 24 months from specific site identification to restaurant opening. Our restaurants are constructed in approximately 10 to 15 weeks. In order to maintain consistency of food and customer service, as well as our colorful, bright, and contemporary restaurant environment, we have set processes and timelines to follow for all restaurant openings.

Restaurant Management and Operations

Service

We are extremely focused on customer service. We aim to provide fast, friendly service on a solid foundation of dedicated, driven team members and managers. Our cashiers are trained on the menu items that we offer and offer customers thoughtful suggestions to enhance the ordering process. Our team members and managers are responsible for our service and dining room environment with a focus on hospitality. Team members seek to engage in conversation with our customers to ensure satisfaction. In addition, constant monitoring of the dining room occurs to ensure the beverage station is clean and supplied with products.

Operations

We utilize systems that are aimed at measuring our ability to deliver a great experience for our customers. These systems include customer surveys, social media ratings and speed-of-service performance trends. These results are then presented on an operations dashboard that displays the measures for corporate and restaurant-level management and franchisees to utilize in developing specific plans for continuous performance improvement. In addition, all company-operated restaurants utilize digital communication boards, which communicate real-time sales and other data to our restaurant managers.

We have food safety and quality assurance programs designed to maintain the highest standards for the food and the food preparation procedures that are used by both company-operated and franchised restaurants. We have a quality assurance team and employ third-party auditors that perform our workplace, brand standards, and food safety restaurant audits.

Managers and Team Members

Each of our restaurants typically has a general manager and two to three shift leaders and some restaurants have an assistant manager. There are between 15 and 35 team members per restaurant who prepare our food fresh daily and provide customer service. To lead our restaurant management teams, we have structure of area leaders, market leaders, and regional directors that report to our Vice President of Company Operations.

Training

Our team members are the heart of El Pollo Loco, and it is our responsibility to equip them with the skills and knowledge necessary to deliver our high standards and commitments to the customer and team member experience. We strive to find ways to simplify our methodology and invest in elevating our team members and leaders. In a rapidly evolving landscape, effective training depends not only on the quality of content but also on delivery methods. We believe in a blended approach to training to capture all audiences by integrating digital technology and traditional hands-on training activities. To engage our growing base of multi-generational employees, we employ a Learning Management System called Pollo Zone, a tablet-based interactive learning tool. This platform is a central hub for all training efforts and features individual learner profiles to support engagement and accountability on our path toward investing in our people and their growth.

Franchise Program

We use a franchising strategy to increase new restaurant growth in certain markets, leveraging the ownership of entrepreneurs with specific local market expertise and requiring a relatively minimal capital commitment by us. As of December 31, 2025, we had a total of 328 franchised restaurants. Franchisees range in size from single-restaurant operators to our largest franchisee, which owned 79 restaurants as of December 31, 2025. Our existing franchise base consists of many successful, longstanding, multi-unit restaurant operators. As of December 31, 2025, approximately 83% of franchised restaurants were owned and operated by franchisees that had been with us for over 20 years.

We believe that the franchise revenue generated from our franchise base has historically served as an important source of stable and recurring cash flows to us, and we accordingly plan to expand our base of franchised restaurants. In existing markets, we encourage growth from current franchisees. In our expansion markets, we seek highly-qualified, well-capitalized and experienced new franchisees for multi-unit development opportunities.

We believe that creating a foundation of initial and on-going support is important for future success, both for our franchisees and for our brand. Therefore, we have structured our corporate staff, programs, and communication systems to ensure that we are delivering high-quality support to our franchisees.

Our franchise training program is a key element in ensuring our franchise owners and their managers are equipped with the knowledge and skills necessary for success. The program introduces new franchise members to El Pollo Loco with hands-on training in the operation and management of our restaurants. This foundational training is conducted by a general training manager who has been certified by our operations group. Training must be successfully completed before a trainee can be assigned to a restaurant as a manager.

Once introductory training has been completed, we offer a path toward constant learning for all crew members by providing instructional materials that span management training, operations, new product introductions, food safety and a number of other essential restaurant functions. Many of these programs are distributed through Pollo Zone that provides our franchise owners with real-time access to the progress of learning in their restaurants.

Marketing and Advertising

We strive to distinguish the El Pollo Loco brand by building brand equity that we believe not only accentuates our strengths but also deepens the strong emotional connections we have with our customers. We promote our restaurants and products by emphasizing our points of differentiation, which include our Mexican flavors, our fresh ingredients and preparation methods, and the cooking of our citrus-marinated chicken on open fire grills in our kitchens, as well as the convenience and quality we offer for families.

We use multiple marketing channels, including traditional and digital media, and leverage video, static, and print content to effectively deliver our marketing messages. We target our advertising, using local broadcast and cable television to reach a wide audience, and digital media and streaming to layer on more targeted audience segments.

Through our public relations efforts, we engage notable food editors, influencers and bloggers on a range of topics to help promote our products. In addition, we engage in one-on-one conversations using a portfolio of social media platforms, including Facebook, TikTok, Instagram, Threads, and X (formerly Twitter). We also use social media as a research and customer service tool, and apply insights gained to future marketing efforts.

Our Loco Rewards™ loyalty program uses points, rewards, and offers to build engagement with our customers. Customers access the program on elpolloloco.com and the El Pollo Loco iOS Apple and Android app. We build segmented, dynamic campaigns with special offers tailored to each customer segment with the goals of increasing visit frequency and growing overall spend. To keep customers engaged with the program, unannounced offers, called "Surprise and Delights" are awarded based on that customer's transaction history. We communicate offers, loyalty updates and other Loco Rewards campaigns to customers via in-app messaging, mobile phone push notifications and email.

Our online ordering program makes it easy for customers to skip the line and order ahead. Available at every location and accessible from elpolloloco.com or the El Pollo Loco mobile app, any order can be placed and paid for before arriving at the restaurant. El Pollo Loco has partnered with Postmates, DoorDash, Uber Eats and Grubhub as additional methods for ordering. El Pollo Loco also operates direct delivery via elpolloloco.com or the Loco Rewards App, which is exclusively fulfilled by DoorDash.

Purchasing and Distribution

Maintaining a high degree of quality in our restaurants depends in part on our ability to acquire fresh ingredients, and other necessary supplies that meet our specifications, from reliable suppliers. We regularly inspect our vendors to ensure that products purchased conform to our standards and that prices offered are competitive. We have a quality assurance team and third-party accredited auditors that perform comprehensive supplier audits on a frequency schedule based on the potential food safety risk for each product. Starting in March 2025, Performance Food Group Customized Distribution ("PFG Customized") was our new primary distributor for substantially all of our food and supplies, including the poultry that our restaurants receive from suppliers. Our primary distributor delivers supplies to most of our restaurants two to three times per week. Our restaurants in Texas, Louisiana and Colorado utilize regional distributors for produce. Our franchisees are required to use our primary distributor or an approved regional distributor, and franchisees must purchase food and supplies from approved suppliers. Poultry is our largest product cost item and represented approximately 37% of our total food and paper costs for 2025. Fluctuations in supply and in price can significantly impact our restaurant service and profit performance. We actively manage cost volatility for poultry by negotiating with multiple suppliers and entering into what we believe are the most favorable contract terms given existing market conditions. In the past, we have entered into contracts ranging from one to two years depending on current and expected market conditions. During fiscal 2025, we sourced poultry from five suppliers, with three accounting for approximately 97% of our purchases for fiscal 2025. During fiscal 2025, more than 80% of our poultry purchases have been contracted at a fixed price. Moving into fiscal 2026, we have entered into contracts with six suppliers.

Intellectual Property

We have registered El Pollo Loco ® , Let's Get Loco ®, Pollo Bowl ® , and certain other names used by our restaurants as trademarks or service marks with the U.S. Patent and Trademark Office, and El Pollo Loco ® in approximately 40 foreign countries and the European Union. In addition, the El Pollo Loco logo, website name and address, Facebook, X (formerly Twitter), Instagram, Tik Tok, and YouTube accounts are our intellectual property. Our policy is to pursue and maintain registration of service marks and trademarks in those countries where business strategy requires us to do so, and to oppose vigorously any infringement or dilution of the service marks or trademarks in those countries. We maintain the recipe for our chicken marinade, as well as certain proprietary standards, specifications, and operating procedures, as trade secrets or as confidential proprietary information. Our business relies in significant part on licensing our intellectual property to franchisees who operate restaurants using our brand, trademarks, and system. Our franchise and renewal terms are typically 20 years.

Competition

We operate in the restaurant industry, which is highly competitive and fragmented. The number, size, and strength of competitors varies by region. Our competition includes a variety of locally-owned restaurants and national and regional chains that offer dine-in, carry-out, and delivery services.

We believe that competition within the fast-casual restaurant segment is based primarily on ambience, price, taste, quality, and freshness of menu items, as well as on the convenience of drive-thru service. We also believe that QSR competition is based primarily on quality, taste, speed of service, value, brand recognition, restaurant location, and customer service. In addition, we compete with franchisors of other restaurant concepts for prospective franchisees.

Environmental Matters

Our operations are subject to federal, state, and local laws and regulations relating to environmental protection, including regulation of discharges into the air and water, storage and disposal of liquid and solid waste, and clean-up of contaminated soil and groundwater. Under various federal, state, and local laws, an owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, in, or emanating from that property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances.

Certain of our properties may be located on sites that we know or suspect have been used by prior owners or operators as retail gasoline stations. Such properties previously contained underground storage tanks ("USTs") for gasoline storage, and while we are not aware of any sites with USTs remaining, it is possible that some of these properties may currently contain abandoned USTs. We are aware of contamination from a release of hazardous materials by a previous owner or operator at two of our owned properties and one of our leased properties. We do not believe that we have contributed to the pre-existing contamination at any of these properties. The appropriate state agencies have been notified, and these issues are being handled without disruption to our business. It is possible that petroleum products and other contaminants may have been released at other properties into the soil or groundwater. Under applicable federal and state environmental laws, we, as the current owner or operator of these sites, may be jointly and severally liable for the costs of investigation and remediation for certain contamination. Although we lease most of our properties, and, when we own, we obtain certain assurances from the prior owner or often obtain indemnity agreements from third parties, we may nonetheless be liable for environmental conditions relating to our prior, current, or future restaurants or restaurant sites. If we were found liable for the cost of remediation of contamination at, or emanating from, any of our properties, our operating expenses would likely increase and our operating results would likely be adversely affected and, in extraordinary circumstances, our operating results could be materially affected.

Since 2000, we have obtained "Phase One" Environmental Site Assessments (assessing whether current or historical property uses have impacted soil or groundwater beneath the property, posing a threat to the environment and/or human health) for new restaurants. Where warranted, we obtain updated reports, and, if necessary, in rare cases, we obtain "Phase Two" Environmental Site Assessments (evaluating the presence or absence of petroleum products or hazardous substances via soil and/or groundwater sampling). We have not conducted a comprehensive subsurface environmental review of all of our properties or operations. No assurance can be given that we have identified all of the potential environmental liabilities at our properties or that such liabilities will not have a material adverse effect on our financial condition.

Regulation and Compliance

We and our franchisees are subject to various federal, state and local laws and regulations that govern our business operations, including those governing:

- employment and wage and hour practices, including, but not limited to, minimum wage rates, overtime, meal and rest periods, prevention of discrimination, harassment, and retaliation, employment of minors, paid and family leave, unemployment tax rates, workers' compensation rates, suitable seating, and citizen, visa, or lawful permanent resident requirements, and other working conditions;
- privacy and data security, including the collection, maintenance and use of information regarding employees and guests;
- compliance with the Americans with Disabilities Act and similar laws affording various protections and accommodations to employees and guests with disabilities;
- environmental practices, including the discharge, storage, handling, release and disposal of hazardous or toxic substances; regulation of discharges into the air, water and soils, storage and disposal of liquid and solid waste, and clean-up of contaminated soil and groundwater, and regulations restricting the use of straws, utensils and the certain packaging materials;
- compliance with Federal Trade Commission and laws that govern the franchisor-franchisee relationship, including the offer and sale of franchises and certain disclosures to franchisees;
- the preparation, sale and labeling of food, including regulations of the Food and Drug Administration, which oversees the safety of the entire food system, including inspections and mandatory food recalls, menu labeling and nutritional content;

- working hours and working conditions, health, sanitation, safety and fire standards, building and zoning requirements, public accommodations and safety conditions, environmental matters, and data privacy;
- building and zoning requirements, including state and local licensing and regulation governing the design and operation of facilities and land use; and
- health and sanitation and public safety.

We require each of our franchise partners to comply with all federal, state and local laws and regulations. We have processes in place to monitor our own compliance with the numerous, complex, applicable laws and regulations governing our operations.

Other than as described herein, the Company's compliance with federal, state or local laws and regulations, including environmental laws, is not expected to materially affect our earnings or competitive position or result in material capital expenditures. However, we cannot predict what laws will be enacted in the future, or how existing or future laws will be administered, interpreted or enforced. We also cannot predict the amount of future expenditures that we may need to make to comply with, or to satisfy claims and lawsuits relating to, these various laws and regulations. Further, more stringent and varied requirements of local government bodies with respect to zoning, land use and environmental factors could delay construction and increase development costs for new restaurants. Moreover, although we have not experienced, and do not anticipate, any significant problems in obtaining required licenses, permits, or approvals, any difficulties, delays, or failures in obtaining such licenses, permits, registrations, exemptions, or approvals could delay or prevent the opening of, or adversely impact the viability of, a restaurant in a particular area. Additionally, a significant portion of our hourly staff is paid at minimum wage rates consistent with the applicable federal, state, or local laws and, accordingly, increases in the applicable minimum wage will increase our labor costs. We are also subject to the Americans with Disabilities Act, which prohibits discrimination on the basis of disability in public accommodations and employment, and which may require us to design or modify our restaurants to make reasonable accommodations for disabled individuals.

See "Item 1A. Risk Factors" and the subsection titled "Environmental Matters" above in this Annual Report for a discussion of risks relating to federal, state, local and regulation of our business.

Management Information Systems

All of our company-operated and franchised restaurants use computerized point-of-sale and back-office systems, which we believe can scale to support our long-term growth plans. Our third-party point-of-sale system provides a touch-screen interface and is integrated with segmented Europay, Mastercard and Visa tokenized high speed credit and gift card processing hardware. Our point-of-sale system is used to collect daily transaction data, which provides daily sales and product mix information that we actively analyze.

Our in-restaurant back-office computer system is designed to assist in the management of our restaurants and to provide labor and food cost management tools. The system also provides corporate headquarters and restaurant operations management quick access to detailed business data, and reduces the time spent by restaurant managers on administrative needs. The system further provides sales, bank deposit, and variance data to our accounting department on a daily basis. For company-operated restaurants, we use this data to generate weekly consolidated reports regarding sales and other key measures, as well as preliminary weekly profit and loss statements for each location, with final reports following the end of each period.

Human Capital

As of December 31, 2025, we had approximately 4,034 employees, of whom approximately 3,857 were hourly restaurant employees comprised of 3,097 crewmembers, 172 general managers/acting general managers, 74 assistant managers, 483 shift leaders, and 31 employees in limited-time roles as acting managers or as managers in training. The remaining 177 employees were corporate and office personnel. None of our employees are part of a collective bargaining agreement, and we believe that our relationships with our employees are satisfactory.

We believe our efforts to maintain solid relationships with our employees are effective and are grounded in our "STRONG" company values – Simple, Together, Relentless, Ownership, Nimble, and Growth. Our primary human capital objective is employee engagement, which is dependent upon hiring, retaining, developing and motivating employees. We strive to build a culture centered around these values to drive performance and employee retention. We believe this mission is predicated on servant-led leadership, employee recognition and community involvement. We offer our employees both online and on-the-job training. Restaurant management trainees participate in comprehensive, multi-week training programs touching on all aspects of the operations, including restaurant leadership. We provide key restaurant leadership roles with a quarterly cash-based performance bonus awards. Our corporate employees are provided an annual performance bonus award. We also have an equity incentive compensation plan to provide certain management-level or other key employees with stock-based awards. We monitor our progress with metrics such as employee performance measures, turnover rates and restaurant customer surveys.

The health and well-being of our employees and guests have always been and continues to be our top priority. We have maintained enhanced safety measures to help protect the health and well-being of all of our employees.

Seasonality

Seasonal factors, including weather and the timing of holidays, cause our revenue to fluctuate from quarter to quarter. Our revenue per restaurant is typically lower in the first and fourth quarters due to reduced January and December transactions and higher in the second and third quarters. As a result of seasonality, our quarterly and annual results of operations and key performance indicators such as company-operated restaurant revenue and comparable restaurant sales may fluctuate.

Available Information

We make available free of charge on our Internet website our Annual Reports, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). Our Internet address is www.elpolloloco.com. The contents of our Internet website are not part of this annual report, and are not incorporated by reference. Our Internet address is provided as an inactive textual reference only.

The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC, at http://www.sec.gov.

ITEM 1A.   RISK FACTORS

You should carefully consider the following risk factors, as well as other information contained in this Annual Report, including our financial statements and the notes related to those statements. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flow.

Risks Related to Our Operations

We may be unsuccessful in opening new company-operated or franchised restaurants or in establishing new markets, which could adversely affect our growth.

One of the key means to achieving our growth strategy is and will be through opening new restaurants and operating those restaurants on a profitable basis. In fiscal 2026, we plan to open three to four company-operated restaurant and our franchisees intend to open 15 to 16 restaurants. The ability to open new restaurants is dependent upon a number of factors, many of which are beyond our control, including our and our franchisees' abilities to: identify available and suitable restaurant sites; compete for restaurant sites; reach acceptable agreements regarding the lease or purchase of locations; obtain or have available the financing required to acquire and operate a restaurant, including construction and opening costs; respond to unforeseen engineering or environmental problems with leased premises; avoid the impact of inclement weather and natural and man-made disasters; hire, train, and retain the skilled management and other employees necessary to meet staffing needs; obtain, in a timely manner and for an acceptable cost, required licenses, permits, and regulatory approvals; respond effectively to any changes in local, state, and federal law and regulations that adversely affect our and our franchisees' costs or abilities to open new restaurants; and control construction and equipment cost increases for new restaurants. In addition, we may experience delays in our shop development and expansion plans due to unexpectedly long processing times or delays on the part of governmental agencies who issue necessary licenses, permits, and approvals. Delays in the permitting or licensure processes that may result from government shutdowns, staffing shortages, or similar actions that are out of our control, due to, among other things, loss of or uncertainty around federal funding, including the receipt of federal funding by states or state agencies where we operate, could lead to delays in building our shops and affect our shop development and expansion plans, which could harm our results of operations and financial condition.

If we are unable to successfully manage these risks and open new restaurants or sign new franchisees as anticipated, or if restaurant openings are significantly delayed, we could face increased costs and lower than anticipated sales and earnings in future periods.

As part of our longer-term growth strategy, we may enter into geographic markets in which we have little or no prior operating or franchising experience, including through company-operated restaurant growth and franchise development agreements. For example, we are pursuing new development agreements covering territories in Texas, Colorado, New Mexico, Idaho and Washington State. We currently have three restaurants in Colorado and opened our first locations in New Mexico, El Paso and Washington State in 2025. We plan on opening our first locations in Idaho in 2026. The challenges of entering new markets include (i) difficulties in hiring and training experienced personnel, (ii) unfamiliarity with local real estate markets and demographics, (iii) consumer unfamiliarity with our brand, and (iv) competitive and economic conditions, consumer tastes, and discretionary spending patterns that are different from and more difficult to predict or satisfy than in our existing markets. Any failure on our part to recognize or respond to these challenges may adversely affect the success of any new restaurants. Expanding our franchise system requires the implementation, expense, and successful management of enhanced business support systems, management information systems, and financial controls, as well as additional staffing, franchise support, and capital expenditures and working capital.

Due to brand recognition and logistical synergies, as part of our growth strategy, we, at times, need to open new restaurants in areas where we have existing restaurants. The operating results and comparable restaurant sales for our restaurants could be adversely affected due to increasing proximity among our restaurants and due to market saturation.

We may not be able to compete successfully, including with other quick-service and fast casual restaurants.

The food service industry, and particularly its QSR and fast casual segments, is intensely competitive. Competition in our industry is primarily based on price, convenience, quality of service, brand recognition, ambience, restaurant location, type and quality of food, food safety, and our market position is based on balancing price and quality. These competitive factors are particularly applicable in markets in which we have expanded relatively rapidly or have recently expanded and continue to expand.

We compete with national, regional and locally owned limited-service restaurants, fast casual restaurants, and full-service restaurants. In addition, many of our competitors have greater name recognition nationally or in some of the local markets in which we have shops. Particularly, the greater Los Angeles area, the primary market in which we compete, consists of what we believe to be the most competitive Mexican-inspired QSR and fast casual market in the United States. We expect competition in this market and in each of our other markets to continue to be intense, because consumer trends are favoring LSRs that offer healthier menu items made with better-quality products, and many LSRs are responding to these trends. Moreover, we may also compete with companies outside the QSR and fast casual segment of the restaurant industry. For example, competitive pressures can come from deli sections and in-store cafés of several major grocery store chains, including those targeted at consumers who want higher-quality food, as well as from convenience stores, cafeterias and other dining outlets. Meal kit delivery companies and other eat-at-home options also present some degree of competition for our restaurants. If our company-operated and franchised restaurants cannot compete successfully, especially with other QSR and fast casual restaurants, in new and existing markets, we could lose customers and our revenue could decline, which may materially and adversely affect our business, financial condition, and results of operations.

Some of our competitors have substantially greater financial and other resources to devote to innovation in products, technology, and market and consumer data analytics, including integration, use, or offering of new technologies, including artificial intelligence. We may be unable to offer new or innovative products and technologies to our customers that are offered by our competitors, or there may be a delay in our ability to innovate or implement new technologies. Any of these competitive factors may harm our business.

We are vulnerable to changes in political and economic conditions such as trade policies, tariff and import regulations by the United States, as well as consumer preferences.

The restaurant industry is dependent upon consumer discretionary spending, which may be affected by general global economic conditions or other business conditions that may affect the desire or ability of our customers to purchase our products, including economic recessions or inflationary pressures. These conditions have also caused, and may continue to cause, increased labor, energy, commodity and other restaurant operating costs. In addition, we may be affected by higher consumer debt and interest rates, adverse conditions in the mortgage housing markets, high unemployment levels, increases in gas prices, declines in median income growth, lower consumer confidence, lower consumer discretionary spending and uncertainties due to geopolitical turmoil and potential national or international security concerns, including the recent outbreak of war in Iran. If the economy experiences a significant decline, our business, results of operations, our ability to access the capital markets and our ability to comply with the terms of our secured revolving credit facility could be materially and adversely affected, and we and our franchisees might decelerate the number and timing of new restaurant openings and/or the number of planned restaurant remodels. An actual or feared outbreak of disease, epidemic or pandemic, changes to regional or local economic conditions affecting consumer spending, or increased food or energy costs could also reduce consumer transactions or impose practical limits on pricing that could harm our business, financial condition, results of operations, and cash flow. In addition, political developments regarding U.S. relations with Mexico may harm our business. For example, increases in tariffs, restrictions on trade, or deterioration in American political or economic relations with Mexico could harm our brand and profitability. United States' immigration laws are currently a topic of considerable political focus, and U.S. Immigration and Customs Enforcement (ICE) recently intensified certain of its immigration enforcement efforts. Changes in immigration or work authorization laws or additional enforcement activities of existing immigration or work authorization laws by federal or state authorities could increase labor costs for us or our suppliers and potentially impact consumer demand. More generally, changes in trade, labor, immigration policy, or work authorization laws, or additional enforcement activities of existing immigration or work authorization laws by federal or state authorities could raise our input prices, or reduce the supply of immigrants, who are in many cases our customers or employees, diminishing our sales and increasing our labor costs. In addition, factors that decrease consumer spending or increase security costs, such as social unrest, terrorist attacks or military action, including wars, may adversely affect our business.

Additionally, the U.S. government has recently made statements and taken certain actions that have created significant uncertainty about the future relationship between the U.S. and various other countries, including Mexico, with respect to trade policies, treaties, government regulations and tariffs. For example, on February 1, 2025, the U.S. government proposed tariffs up to 25% on imports from certain countries, including Mexico and Canada, and implemented other tariffs on countries including China, largely doing so under the International Emergency Economic Powers Act ("IEEPA"). However, on February 20, 2026, the U.S. Supreme Court struck down the international tariffs imposed by President Trump that relied on the IEEPA as the basis. President Trump has subsequently expressed his intent to reinstate the tariffs through other means, and he has imposed temporary 15% tariffs on all countries under Section 122 of the Trade Act of 1974. Some of our produce, packaging and other items are procured from outside of the U.S. (including from Mexico, Canada and China), and any new or increased import duties, tariffs, trade sanctions or taxes, or other changes in U.S. trade or tax policy could result in higher food and supply costs that would adversely impact our financial results. While we are still evaluating the potential impacts of potential tariffs, as well as our ability to mitigate their related impacts, we anticipate it might adversely impact our revenue and cost of goods sold in the United States.

If the provisions of these tariffs are maintained as proposed, we may need to take measures including increasing our menu prices in response. Higher menu prices or the perceived value of our meals relative to competitors may lead consumers to reduce their spending in our restaurants or switch to competitors' value or lower-priced meals. If competitive or other factors prevent us from offsetting these higher costs through menu price increases, our profitability may decline, which could negatively impact our restaurant transactions, business, and comparable restaurant sales. The ultimate impact of any tariffs will depend on various factors, including if any tariffs are ultimately implemented, the timing of implementation, and the amount, scope and nature of the tariffs.

Additionally, changes in consumer health perceptions or trends in eating habits may also adversely affect our business if we are unable to effectively adapt our menu offerings. Our success is dependent upon continued customer acceptance of our Mexican-inspired food and customer health perceptions regarding our products. A decrease in American consumers' interest in Mexican-inspired food or chicken-based food, or changes in customer health perceptions of our food, could harm our brand and profitability. We cannot make any assurances regarding our ability to effectively respond to changes in consumer preferences or our ability to develop new products that appeal to consumer preferences.

If we are unable to attract, develop, assimilate, and retain employees, we may not be able to grow or successfully operate our business.

Our success depends in part upon our ability to attract, train, assimilate, and retain a sufficient number of employees, including crewmembers, managers and shift leaders, who understand and appreciate our culture, are able to represent our brand effectively and establish credibility with our customers. If we are unable to hire and retain restaurant employees capable of consistently providing a high level of customer service, understanding of our customers, and knowledge of our offerings, our ability to open new restaurants may be impaired, the performance of our existing and new restaurants could be adversely affected, and our brand image may be negatively impacted. Our growth strategy will require us to attract, train, and assimilate even more restaurant employees. Our ability to do so may be adversely affected by labor shortages.

Our business could be negatively affected by regional geographic concentrations.

Our company-operated and franchised restaurants in the greater Los Angeles area generated, in the aggregate, approximately 71.9% of our revenue in fiscal 2025 and approximately 72% in fiscal 2024. Adverse changes in demographic, unemployment, economic, or regulatory conditions in the greater Los Angeles area or in the State of California, including, enforcement policies for and changes in immigration law, have had and may continue to have material adverse effects on our business.

We also may be negatively affected by weather conditions specific to the Los Angeles region, including fires, earthquakes, or other natural disasters. Additionally, outside of Los Angeles, many of our restaurants are clustered around major cities in Northern California, Texas, Arizona, Nevada, Colorado and elsewhere, and prolonged or severe inclement weather could affect our sales at restaurants in locations that experience such conditions. Localized disasters, especially exacerbated by climate change, including wildfires, hurricanes, and flooding, could impair our assets and operations in those areas. Any other events disrupting businesses, consumer discretionary spending or our employee population in the greater Los Angeles area could also have an outsized negative impact on our business or results of operations.

Our inability or failure to execute our business continuity and response plan following a major disaster such as a natural disaster, terrorism, social unrest or a cybersecurity incident affecting our corporate facilities could materially adversely affect our business.

Our corporate systems and support for our restaurant operations are handled primarily at our corporate headquarters. We have business continuity and response plans in place to address major disasters, including natural disasters such as earthquakes, hurricanes, flooding and wildfires, as well as man-made disasters such as terrorism, social unrest and cybersecurity incidents. However, if we are unable or fail to fully implement such plans, we may be unable to carry out essential corporate functions or we may be delayed in our recovery of data or required reporting and compliance, which could have a material adverse effect on our business or expose us to legal liabilities. In addition, threats from major disasters are constantly evolving, which may make it difficult for us to predict, plan for and protect against such threats, and our business continuity and response plan may not adequately address or protect against all threats we face.

Our long-term success depends in part on our ability to effectively identify and secure appropriate sites for new restaurants.

In order to build new restaurants, we must first identify markets where we can enter or expand our footprint, taking into account numerous factors, including the location of our current restaurants, local economic trends, population density, area demographics, cost of construction and real estate and geography. Then we must secure appropriate restaurant sites, which is one of our biggest challenges. There are numerous factors involved in identifying and securing an appropriate restaurant site, including: evaluating size of the site, traffic patterns, local retail, residential and business attractions and infrastructure that will drive high levels of customer traffic and sales; competition in new markets, including competition for restaurant sites; financial conditions affecting developers and potential landlords, such as the effects of macro-economic conditions and the credit market (including the potential for rising interest rates), which could lead to these parties delaying or canceling development projects (or renovations of existing projects), in turn reducing the number of appropriate restaurant sites available; developers and potential landlords obtaining licenses or permits for development projects on a timely basis; proximity of potential restaurant sites to existing restaurants; anticipated commercial, residential and infrastructure development near the potential restaurant site; and availability of acceptable lease terms and arrangements, including construction costs.

In addition, competition for restaurant sites in our target markets can be intense, and development and leasing costs are increasing. Given the numerous factors involved, we may not be able to successfully identify and secure attractive restaurant sites in existing, adjacent or new markets, or we may fail to develop, profitably operate or meet our projections for new restaurants at such sites, which could have a material adverse effect on our business, financial condition and results of operations.

We have incurred, and may continue to incur, significant impairment of certain of our assets, particularly in our new markets.

The recognition of impairment charges may adversely affect our future operations and results. In assessing the recoverability of our property and equipment assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors. There is uncertainty in the projected undiscounted future cash flows used in our impairment review analysis, which requires the use of estimates and assumptions. If actual performance does not achieve the projections, or if the assumptions used change in the future, we may be required to recognize impairment charges in future periods, and such charges could be material. Given the difficulty in projecting results for newer restaurants in newer markets, as well as the impact of the current macroeconomic environment, we monitor the recoverability of the carrying value of the assets of several restaurants on an ongoing basis. Asset impairments to new units or future capital expenditures could present additional exposure. Closures could also require additional expenditures. Furthermore, franchised unit closings could result in the loss of franchise revenue and have other adverse effects on us.

Changes in food costs, supply costs, and other operating expenses, especially for chicken could adversely affect our business, financial condition, and results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in the cost of food, supplies, labor, construction and utilities. In 2025, the costs of certain commodities, labor, and other inputs necessary to operate our restaurants have increased. For example, our labor and regulatory compliance have been adversely impacted as a result of AB 1228 which increased the minimum wage at fast food restaurants such as ours to $20 an hour on April 1, 2024. As a result of AB 1228, our labor and regulatory compliance costs increased significantly. See the risk titled "***Matters relating to employment and labor law may adversely affect our business***" below for more information. In addition, we are susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal economic fluctuations, weather conditions including wildfires and flooding, global demand, food shortages, food safety concerns, infectious diseases, fluctuations in the U.S. dollar, cyber-attacks, transportation issues, product recalls, and government regulations, including tariffs and other import restrictions on foreign produce and other goods. For example, we experienced inflationary pressures in recent years due to supply chain disruptions and commodity pricing volatility that adversely impacted and may continue to adversely impact our business and results of operations. Environmental and weather-related issues, which have been exacerbated by climate change, such as freezes, drought, wildfires, hurricanes and flooding, may also lead to increases, temporary or permanent, or spikes in the prices of some ingredients, such as produce and meat. Any increase in the prices of the ingredients most critical to our menu, in particular chicken, as well as corn, cheese, avocados, beans, rice, and tomatoes, could adversely compress our margins, or cause us to raise our prices, reducing customer demand. Alternatively, in the event of cost increases with respect to one or more of our raw ingredients, we might choose to temporarily suspend serving menu items, such as guacamole or one or more of our salsas, rather than pay the increased cost.

Our principal food product is chicken. In fiscal 2025, 2024, and 2023, the cost of chicken included in our product cost was approximately 9.0%, 9.3%, and 10.0%, respectively, of our revenue from company-operated restaurants. Material increases in the cost of chicken could materially and adversely affect our business, operating results, and financial condition. Changes in the cost of chicken are impacted by a number of factors, including seasonality, increases in the cost of grain, disease, and other factors that affect domestic and international supply of and demand for chicken products. Additionally, environmental and animal rights regulations or voluntary programs have in the past led to increases, and could lead to future increases in, the cost or supply of chicken and other foods. We often ask our suppliers to use fixed price contracts or other financial risk management strategies to reduce potential price fluctuations in the cost of chicken and other commodities. We have implemented menu price increases in the past to significantly offset increased chicken prices, due to competitive pressures and compressed profit margins. We may not be able to offset all or any portion of increased food and supply costs, or labor, construction and utility costs through higher menu prices in the future. If we implement further menu price increases in the future to protect our margins, average check size and restaurant transactions could be materially and adversely affected, at both company-operated and franchised restaurants.

Public health crises have had, and may in the future have, a significant negative impact on our business, sales, results of operations and financial condition.

Pandemics, epidemics or other public health crises, including avian flu outbreaks, have previously disrupted, and may in the future disrupt, our restaurant operations, including by causing temporary closures of some restaurants, closures of dining rooms, limited capacity restrictions, product supply shortages, and/or decreased operating hours for some restaurants due to government mandates and/or staffing shortages.

If future public health emergencies require us to temporarily close locations or result in a large number of our employees becoming unable to work, as has occurred in the past, our business and results of operations could be further adversely affected, which may also impact our financial condition. Such public health crises may also adversely affect our ability to implement our growth plans, including delays in the opening or construction of new restaurants or the remodel of existing restaurants, as they have done in the past.

Such crises have materially adversely affected, and may in the future so affect, our sales and operating costs, which could impact our asset values, including goodwill, derivative instruments and property and equipment assets, as well as our ability to meet certain covenant provisions in our debt arrangements in future periods, and have a material adverse effect on our financial results, future operations and liquidity.

Even after a new public health crisis has subsided, we may continue to experience negative impacts to our financial results due to the public health's crisis impact on the economy in general, globally, nationally and in the local markets in which we operate, including the availability of credit generally, adverse impacts on our liquidity, and/or decreases in consumer discretionary spending that depress demand for our products. In addition, the perceived risk of infection or a resurgence of disease may adversely affect traffic to our restaurants and, in turn, may have a material adverse effect on our business, liquidity, financial condition and results of operations. Diseases associated with the products we sell, including the avian flu, may also adversely impact our business, even if our products are not directly impacted.

Negative social media and other negative publicity could have a material adverse impact on our business.

Negative publicity, including information posted on social media platforms, at one or more of our restaurants relating to food safety, sanitation, employee relationships or other matters can adversely affect us, regardless of whether an allegation is valid or whether we are held to be responsible. Adverse information posted on social media platforms can quickly reach a wide audience and resulting harm to our reputation may be immediate, without affording us an opportunity to correct or otherwise respond to the information. It is challenging to monitor and anticipate developments on social media in order to respond in an effective and timely manner. As a result, social media may exacerbate the risks we face related to negative publicity. In addition, the negative impact of any adverse publicity relating to one restaurant may extend far beyond the restaurant involved to affect some or all of our other restaurants, including our franchised restaurants. The risk of negative publicity is particularly great with respect to our franchised restaurants, because we are limited in the manner in which we can regulate them, especially on a real-time basis. A similar risk exists with respect to food service businesses unrelated to us, if customers mistakenly associate those unrelated businesses with our operations.

A variety of additional risks associated with our use of social media include the possibility of improper disclosure of proprietary information, exposure of personally identifiable information of our employees or guests, fraud, or the publication of out-of-date information, any of which may result in material liabilities or reputational damage. Furthermore, any inappropriate use of social media platforms by our employees could also result in negative publicity that could damage our reputation, or lead to litigation that increases our costs.

We rely on our ability to continue to expand our digital business, delivery orders and catering, and these business lines are subject to various risks.

If we are not able to maintain the growth of our digital business, it may be difficult for us to achieve our planned sales growth. We rely on third-party providers to fulfill delivery orders, and the ordering and payment platforms used by these third parties, or our mobile app or online ordering system, could be damaged or interrupted by technological failures, user errors, cybersecurity incidents or other factors, which may adversely impact our sales through these channels and could negatively impact our brand. Additionally, our delivery partners may make errors or fail to make timely deliveries, leading to customer disappointment that may negatively impact our brand. We also incur additional costs associated with using third-party service providers to fulfil these digital orders. Additionally, our delivery partners own the customer data for orders placed on their platform and may use such customer data to encourage customers to order from other restaurants or delivery platforms. The third-party restaurant delivery business is intensely competitive, with a number of players competing for market share, online traffic, capital, and delivery drivers and other people resources. The third-party delivery services with which we work may struggle to compete effectively, and if they were to cease or curtail operations or fail to provide timely delivery services in a cost-effective manner, or if they give greater priority on their platforms to our competitors, our delivery business may be negatively impacted.

We have also introduced catering offerings on both a pick-up and delivery basis, and customers may choose our competitors' catering offerings over ours, be disappointed with their experience with our catering, or experience food safety problems if they do not serve our food in a safe manner, which may negatively impact us. Such delivery and catering offerings also increase the risk of illnesses associated with our food because the food is transported and/or served by third parties in conditions we cannot control.

We do not have a long history with our catering offering and it is difficult for us to anticipate the level of sales they may generate. In addition, using third-party providers to fulfill delivery orders may result in operational challenges, both in fulfilling orders made through these channels and in operating our restaurants as we balance fulfillment of these orders with service of our traditional in-restaurant guests. Any such operational challenges may negatively impact the customer experience associated with our digital, delivery or catering orders, the guest experience for our traditional in-restaurant business, or both. These factors may adversely impact our sales and our brand reputation.

Food-borne illness and other food safety and quality concerns may negatively impact our business and profitability.

Incidents or reports of food- or water-borne illness or other food safety issues, food contamination or tampering, employee hygiene or cleanliness failures, or improper employee conduct at our restaurants could lead to product liability or other claims. Such incidents or reports, have in the past, and could in the future, negatively affect our brand and reputation as well as our business, revenues, and profits.

Furthermore, our reliance on third-party food processors makes it difficult to monitor food safety compliance, and may increase the risk that a food-borne illness would affect multiple locations rather than a single restaurant. Some food-borne illness incidents could be caused by third-party food suppliers and transporters outside of our control. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise that could cause claims or allegations on a retroactive basis. One or more instances of food-borne illness in one of our company-operated or franchised restaurants has in the past and could in the future negatively affect sales at all of our restaurants if highly publicized. This risk would exist even if it were later determined that an illness had been wrongly attributed to one of our restaurants.

Additionally, even if food or water-borne illnesses or other food safety issues or incidents were not identified at El Pollo Loco restaurants, our restaurant sales could be adversely affected, both financially and otherwise, if instances of similar incidents or reports at other QSRs or restaurant chains were highly publicized. In addition, our restaurant sales could be adversely affected by publicity regarding other high-profile illnesses, such as avian flu, that customers may associate with our food products.

Failure to receive timely deliveries of food or other supplies could result in a loss of revenue and materially and adversely impact our operations.

Our and our franchisees' ability to maintain consistent quality menu items and prices significantly depends upon our ability to acquire fresh food products, including the highest-quality chicken and related items, from reliable sources, in accordance with our specifications and on a timely basis. Shortages or interruptions in the supply of fresh food products, caused by unanticipated demand, problems in production, distribution or otherwise in the supply chain, contamination of food products, an outbreak of poultry disease, inclement weather, or other conditions, could materially and adversely affect the availability, quality, and cost of ingredients, which would adversely affect our business, financial condition, results of operations, and cash flows. We have contracts with a limited number of suppliers for the chicken and other food and supplies for our restaurants. Further, increases in fuel prices could result in increased distribution costs. In addition, one company distributes substantially all of the products that we receive from suppliers to company-operated and franchised restaurants. If that distributor or any supplier fails to perform as anticipated or seeks to terminate agreements with us, or if there is any disruption in any of our supply or distribution relationships for any reason, including our ability to replace any lost distributor or supplier, our business, financial condition, results of operations, and cash flows could be materially and adversely affected. If we or our franchisees temporarily close a restaurant or remove popular items from a restaurant's menu as a result of such a disruption, that restaurant may experience a significant reduction in revenue if our customers change their dining habits as a result.

Our level of indebtedness, and restrictions under our credit facility, could materially and adversely affect our business, financial condition, and results of operations.

Our level of indebtedness could have significant effects on our business, such as: limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy, and other purposes; requiring us to dedicate a portion of our cash flow from operations to pay interest on our debt, which could reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy, and other general corporate purposes; making us more vulnerable to adverse changes in general economic, industry, government regulatory, and competitive conditions in our business by limiting our ability to plan for and react to changing conditions; placing us at a competitive disadvantage compared with our competitors with less debt; and exposing us to risks inherent in interest rate fluctuations, because our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. If we are not able to pay our debts as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness, or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we have to sell our assets, that sale may negatively affect our ability to generate revenue.

Our secured revolving credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to (i) incur additional indebtedness, (ii) issue preferred stock, (iii) create liens on assets, (iv) engage in mergers or consolidations, (v) sell assets, (vi) make investments, loans, or advances, (vii) make certain acquisitions, (viii) engage in certain transactions with affiliates, (ix) authorize or pay dividends, and (x) change our lines of business or fiscal year. In addition, our secured revolving credit facility requires us (i) to maintain, on a consolidated basis, a minimum consolidated fixed charge coverage ratio and (ii) not to exceed a maximum lease adjusted consolidated leverage ratio. Our ability to borrow under our secured revolving credit facility depends on our compliance with these tests. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet these tests. We cannot guarantee that we will meet these tests in the future, or that our lenders will waive any failure to meet these tests.

Further, we are a holding company with no material direct operations. Our principal assets are the equity interests that we indirectly hold in our operating subsidiary, El Pollo Loco, Inc. ("EPL"), which owns our operating assets. As a result, we are dependent on loans, dividends, and other payments from EPL, our operating company and indirect wholly owned subsidiary, and from EPL Intermediate, Inc. ("Intermediate"), our direct wholly owned subsidiary, to generate the funds necessary to meet our financial obligations and to pay dividends on our common stock. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions.

Our marketing programs may not be successful, and our new menu items, advertising campaigns, and restaurant designs and remodels may not generate increased sales or profits.

We incur costs and expend other resources in our marketing efforts on new menu items, advertising campaigns, and restaurant designs and remodels, to raise brand awareness and to attract and retain customers. Our initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Further, if our marketing and advertising strategies are not successful, we may be forced to engage in additional promotional activities to attract and retain customers, including offers for free or discounted food, and any such additional promotional activities could adversely impact our profitability. Additionally, some of our competitors have greater financial resources than we do, enabling them to spend significantly more on marketing, advertising, and other initiatives. Should our competitors increase spending on marketing, advertising, and other initiatives, or our marketing funds decrease for any reason, or should our advertising, promotions, new menu items, and restaurant designs and remodels be less effective than those of our competitors or not resonate with our customers, there could be a material adverse effect on our results of operations and financial condition.

Adverse changes in our franchisees' economic position could have adverse consequences to us.

Adverse changes in the economic position of our franchisees, whether due to macroeconomic factors, such as inflation and increased labor and supply costs, or otherwise, could result in our franchisees filing for bankruptcy or becoming delinquent in their payments to us, which could have significant adverse impacts on our business, due to loss or delay in payments of (i) royalties, (ii) information technology ("IT") support service fees, (iii) contributions to our advertising funds, and (iv) other fees. Bankruptcies by our franchisees could (i) prevent us from terminating their franchise agreements, so that we could offer their territories to other franchisees, (ii) negatively impact our market share and operating results, as we might have fewer well-performing restaurants, and (iii) adversely impact our ability to attract new franchisees.

Franchisees may not have access to the financial or management resources that they need to open the restaurants contemplated by their agreements with us, or be able to find suitable sites on which to develop those restaurants. Franchisees may not be able to negotiate acceptable lease or purchase terms for restaurant sites, obtain necessary permits and government approvals, or meet construction schedules. Any of these problems could slow our growth and reduce our franchise revenue. Additionally, our franchisees typically depend on financing from banks and other financial institutions, which may not always be available to them, in order to construct and open new restaurants. For these reasons, franchisees operating under development agreements may not be able to meet the new restaurant opening dates required under those agreements. Also, we sublease certain restaurants to some existing California franchisees. If any such franchisees cannot meet their financial obligations under their subleases, or otherwise fail to honor or default under the terms of their subleases, especially where state franchise laws may limit our ability to terminate or modify these franchise arrangements, we will be financially obligated under a master lease and could be materially and adversely affected. In the past, franchisees have entered bankruptcy or receivership, which have in the past and can in the future lead to sale or closure of franchises, cause underperformance or underinvestment in capital expenditures, or lead to nonpayment of us or other creditors, and these circumstances could recur in the future.

We are dependent on the success of our franchisees, but have limited control with respect to their operations, which could have a negative impact on our business.

As of December 31, 2025, approximately 65% of our restaurants were franchised restaurants; therefore, our success relies on the financial success and cooperation of our franchisees. Because our franchisees are independent business operators and not our employees, we do not exercise control over the day-to-day operations of their restaurants. While we provide training and support to franchisees, and set and monitor operational standards, we have limited influence over how our franchisees' businesses are run, and the quality of franchised restaurants may be diminished by any number of factors beyond our control. Consequently, franchisees may fail to operate their restaurants in fashions consistent with our standards and requirements, or to hire and train qualified managers and other restaurant personnel. If franchisees do not operate to our expectations, our image and reputation, and the images and reputations of other franchisees, may suffer materially, and system-wide sales could decline significantly.

If our relations with existing or potential franchisees deteriorate, restaurant performance and our development pipeline could suffer.

Our growth depends on maintaining amicable relations with our franchisees, including their participation in and adherence to our restaurant operating guidelines. Because our ability to control our franchisees is limited, disagreement may lead to inaction by our franchisees with respect to our initiatives, or even disputes with our franchisees, in court, arbitration or otherwise, including disputes related to an actual or alleged violation of contractual, statutory or common law obligations. Such disputes occur from time to time as we continue to offer franchises due to our size and the general nature of the franchisor-franchisee relationship. Unfavorable judgments, awards or settlements relating to franchisee disputes could result in monetary or injunctive relief against us, including the voiding of non-compete, territorial exclusivity, or other development-related provisions upon which we rely to protect our brand, which could have a material adverse effect on our business and results of operations. Disputes with franchisees also divert the attention, time, and financial resources of our management and our franchisees from our restaurants, which could have a material adverse effect on our (and our franchisees') business, financial condition, results of operations, and cash flows, as well as our ability to attract new franchisees. Even our success in franchisee disputes could damage our (or our franchisees') finances or operations, as well as our relationships with our franchisees and our ability to attract new franchisees given the negative connotations of any franchisor-franchisee disputes.

Our self-insurance programs may expose us to significant and unexpected costs and losses.

We currently maintain employee health insurance coverage on a self-insured basis, and we carry large deductibles or self-insure portions of other insurance programs, such as workers' compensation insurance. We do maintain stop loss coverage for health insurance, which sets a limit on our liability for both individual and aggregate claim costs.

We currently record a liability for our estimated cost of claims incurred and unpaid as of each balance sheet date. Our estimated liability is recorded on an undiscounted basis and includes a number of significant assumptions and factors, including historical trends, expected costs per claim, actuarial assumptions, and current economic conditions. Our history of claims activity for all lines of coverage is closely monitored, and liabilities are adjusted as warranted based on changing circumstances. It is possible, however, that our actual liabilities may exceed our estimates of loss. We may also experience an unexpectedly large number of claims that result in costs or liabilities in excess of our projections, and therefore we may be required to record additional expenses. For these and other reasons, our self-insurance reserves could prove to be inadequate, resulting in liabilities in excess of our available insurance and self-insurance. If a successful claim is made against us and is not covered by our insurance or exceeds our policy limits, our business may be negatively and materially impacted.

We are party to long-term and non-cancelable leases, and may be unable to renew leases at the ends of their terms.

Many of our restaurant leases are non-cancelable and typically have initial terms of up to 20 years with up to four renewal terms of five years that we may exercise at our option. Even if we close a restaurant, we may remain committed to perform our obligations under the applicable lease, which could include, among other things, payment of the base rent for the balance of the lease term. In addition, in connection with leases for restaurants that we will continue to operate, we may, at the end of the lease term and any renewal period for a restaurant, be unable to renew the lease without substantial additional cost, if at all. As a result, we may close or relocate the restaurant, which could subject us to construction and other costs and risks. Additionally, the revenue and profit, if any, generated at a relocated restaurant might not equal the revenue and profit generated at its prior location.

If we are unable to achieve our corporate responsibility goals, our reputation and results of operations could be adversely affected.

In addition to financial performance, companies increasingly are being judged by their performance on a variety of corporate responsibility factors. Investors, governmental agencies and self-regulatory organizations, including the Securities and Exchange Commission ("SEC"), the NYSE and the Financial Accounting Standards Board (the "FASB"), have increasingly focused on social and environmental sustainability achievements and disclosures, including with respect to climate change, energy use, packaging and waste, human rights, sustainable supply chain practices, animal health and welfare and water use. Achievement of our goals are subject to risks and uncertainties, many of which are outside of our control and may prove to be more difficult and costly than we anticipate. These risks and uncertainties include, but are not limited to, our ability to achieve our corporate responsibility goals within currently projected costs and expected timeframes; unforeseen operational and technological difficulties; the success of our collaboration with our suppliers and other third parties; and competitive pressures. Failure to achieve our goals could damage our reputation and relationships with our guests, investors and other stakeholders, which could have an adverse effect on our business, results of operations and stock price. Further, different stakeholder groups have divergent views on corporate responsibility matters, which increases the risk that any action or lack thereof with respect to corporate responsibility matters will be perceived negatively by at least some stakeholders and adversely impact our reputation and business. Some contrary sentiment about certain corporate responsibility matters has gained some momentum across the United States. If we do not successfully manage corporate responsibility-related expectations across these varied stakeholder interests, we may face scrutiny, reputational risk, lawsuits, or market access restrictions from these parties regarding our corporate responsibility initiatives.

Risks Related to Information Technology and Data Security

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

From time to time, we experience cybersecurity incidents within our information systems. These cybersecurity incidents have included, and, may in the future include, those caused by physical or electronic break-ins, computer viruses, malware, worms, attacks by hackers or foreign governments, ransomware, use of artificial intelligence, unauthorized access through the use of compromised credentials and tampering, including through social engineering such as phishing attacks, coordinated denial-of-service attacks, exploitation of design flaws, bugs or security vulnerabilities and similar breaches, or intentional or unintentional acts by employees or other insiders with access privileges. In the past, these cybersecurity incidents have resulted in, and in the future could result in, among other things, temporary system disruptions or shutdowns or unauthorized access to confidential information. These events have in the past resulted in, and could in the future also result in misappropriation of our or our customers' personal information or other proprietary or confidential information, breach of our legal, regulatory or contractual obligations, delays in our operations, or inability to access or rely upon critical business records or systems. In some cases, it may be difficult to anticipate or immediately detect such incidents and the damage they cause. The rapid evolution and increased adoption of artificial intelligence technologies may intensify these risks. We may be required to expend significant financial resources to protect against or to remediate such security breaches, including enhancing our systems, hiring and training personnel, and the cost of providing notification to affected individuals and governmental authorities. In addition, our operations depend upon our ability to protect our information systems against damage from physical theft, fire, power loss, telecommunications failure, and other disruptive events. Any outage of our technology systems, unauthorized access of our systems or the information stored on such systems, damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could damage our reputation, subject us to litigation or to actions by regulatory authorities, harm our business relations or increase our security and insurance costs, which could have a material adverse effect on our business, financial condition and results of operations.

Additionally, we rely on third-party service providers and technologies to operate certain critical business systems to process sensitive information in a variety of contexts, including, without limitation, our point-of-sale devices, cloud-based infrastructure, encryption and authentication technology, employee email, and other similar functions. While we endeavor to review and monitor these third parties' information security practices and technologies, we cannot always ensure these third parties may not have adequate information security measures in place, or they will not suffer unexpected power losses or computer system or data network failures that negatively impacts the information technology systems or solutions on which we rely. If our third-party service providers experience a cybersecurity incident or other type of interruption or if an unexpected flaw or failed software update related to third-party software used in our information systems occurs, even if inadvertent, our information systems may become disabled or inaccessible and access to our data and other business information may be limited, which could materially disrupt our operations.

If we are unable to protect our customers' payment method data or personal information, we could be exposed to data loss, litigation, liability, and reputational damage.

We collect and retain internal and customer data, including personally identifiable information of our employees and customers. In connection with the collection and retention of this information, we are subject to legal and compliance risks and associated liability related to privacy and data protection requirements. Due to enhanced scrutiny from the general public, data privacy regulations as well as their interpretations and criteria for enforcement, continue to be subject to frequent change, and there are likely to be other jurisdictions that propose or enact new or emerging data privacy requirements in the future. The complexity of these privacy and data protection laws may result in significant costs arising from compliance and from any non-compliance, whether or not due to our negligence, and could affect our brand reputation and our results of operations. It is possible that measures we have taken to prevent the occurrence of security breaches and other cybersecurity incidents may not be adequate and we may in the future become subject to claims or proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of credit/debit card information. Any such claims or proceedings could distract our management team members from running our business, adversely affect our reputation, and cause us to incur significant unplanned losses and expenses.

For example, we are also subject to federal and state laws regulating the collection and use of personal information of our employees and customers, including the California Consumer Privacy Act ("CCPA") and the California Privacy Rights Act ("CPRA"), which imposed additional data protection obligations on companies doing business in California, including rights of access, correction, deletion and opt-outs from sale of personal information or sharing of personal information for cross-context behavioral advertising. We may also be subject to data privacy laws in other jurisdictions that we have expanded or are planning to expand into, such as Colorado and Texas. Such data privacy laws impose similar requirements as the CCPA and CPRA. In addition, while we have implemented cookies notices and settings, there is the risk of class action claims arising from the use of cookies and other tracking technologies under the California Invasion of Privacy Act given the evolving nature of court decisions interpreting that law.

In addition, our ability to accept credit/debit cards as payment in our restaurants and online depends on us maintaining our compliance status with standards set by the PCI Security Standards Council, which require certain levels of system security and procedures to protect our customers' credit/debit card information as well as other personal information.

Compliance with these standards and regulations may impose significant costs on us. Further, while we have implemented policies and procedures designed to ensure compliance with the CCPA and other applicable state data privacy, the manner in which the California Attorney General and the CPPA may interpret and enforce the CCPA and other state attorneys general may enforce their data privacy laws is uncertain. The potential effects of the CCPA and CRPA and other applicable state privacy laws are far-reaching and may require us to modify our data processing practices and policies and incur substantial costs and expenses in an effort to comply with these regulations. There is also the potential for increased regulatory enforcement by the state agencies empowered to enforce these laws, including the recently formed California Privacy Protection Agency. Noncompliance with the CCPA, CRPA and other privacy laws could result in injunctions, fines and/or proceedings against us by governmental agencies or others.

Risks Related to Intellectual Property

The failure to enforce and maintain our trademarks and protect our other intellectual property could materially and adversely affect our business, including our ability to establish and maintain brand awareness.

The success of our business strategy depends on our ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products. If our efforts to protect our intellectual property are inadequate, or if any third-party misappropriates or infringes upon our intellectual property, whether in print, on the Internet, or through other media, our brands and branded products could fail to maintain or achieve market acceptance and the value of our brands could be harmed, materially and adversely affecting our business. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Any litigation to enforce our intellectual property rights will likely be costly and may not be successful.

We maintain the recipe for our chicken marinade, as well as certain proprietary standards, specifications, and operating procedures, as trade secrets or confidential proprietary information. We may not be able to prevent the unauthorized disclosure or use of our trade secrets or proprietary information, despite the existence of confidentiality agreements and other measures. While we try to ensure that the quality of our brands and branded products is maintained by all of our franchisees, we cannot be certain that these franchisees will not take actions that adversely affect the value of our intellectual property or reputation. If any of our trade secrets or proprietary information were to be disclosed to or independently developed by a competitor, our business, financial condition, and results of operations could be materially and adversely affected.

In addition, we may face claims of infringement that could interfere with our ability to market our restaurants and promote our brand. Any such litigation may be costly and could divert resources from our business. Moreover, if we are unable to successfully defend against such claims, we may be prevented from using our trademarks or service marks in the future and may be liable for damages, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Government Regulation and Litigation

Matters relating to employment and labor law may adversely affect our business.

Various federal, state and local labor laws govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers' compensation rates, citizenship requirements, and other wage and benefit requirements for employees classified as non-exempt. Significant additional government regulations and new laws mandating increases in minimum wages or benefits such as health insurance could materially affect our business, financial condition, operating results, and cash flow. In particular, our labor and regulatory compliance have been adversely impacted as a result of AB 1228, signed into law by Governor Newsom on September 28, 2023, which repealed and replaced the FAST Act on January 1, 2024. Pursuant to AB 1228, the minimum wage at fast food restaurants that are part of brands which have more than 60 establishments nationwide was increased to $20 an hour on April 1, 2024, and a Fast Food Council created by AB 1228 will have limited power to approve annual wage increases until 2029. Under the law, the Fast Food Council also has the power to develop and propose minimum standards for fast food workers, including standards for working hours, working conditions, and health and safety. As a result of AB 1228, we have experienced an increase in our labor and regulatory compliance costs and these costs may continue in 2026. Further, this law could prompt similar legislation in other states. In addition, the unionization of our employees and of the employees of our franchisees could materially affect our business, financial condition, operating results, and cash flow.

Employee claims against us or our franchisees based on, among other things, wage and hour violations, discrimination, harassment, or wrongful termination may also create not only legal and financial liability but negative publicity that could adversely affect us and divert our financial and management resources that could otherwise be used to benefit the future performance of our operations. These types of employee claims could also be asserted against us, on a co-employer theory, by employees of our franchisees. A significant increase in the number of these claims, or an increase in the number of successful claims, could materially and adversely affect our business, brand image, employee recruitment, financial condition, results of operations, or cash flows.

We are from time to time the target of class action lawsuits and other claims proceedings, which could adversely affect our business and results of operations.

Our business is subject to the risk of litigation by employees, customers, suppliers, stockholders, and others through private actions, class actions, administrative proceedings, regulatory actions, and other litigation, including actions regarding workplace and employment conditions, discrimination, and similar matters, and we are currently a party to wage and hour class action lawsuits. See additional information presented in Note 14 "Commitments and Contingencies—Legal Matters" in the accompanying "Notes to Consolidated Financial Statements" in this Annual Report. Occasionally, our customers file complaints or lawsuits against us alleging that we are responsible for some illnesses or injuries that they suffered at or after a visit to one of our restaurants, including actions seeking damages resulting from food-borne illnesses or accidents in our restaurants. We are also subject to a variety of other claims from third parties arising in the ordinary course of our business, including contract claims. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their customers. We may also be subject to lawsuits from our employees, the U.S. Equal Employment Opportunity Commission, or others alleging violations of federal or state laws regarding workplace and employment conditions, discrimination, and similar matters.

Regardless of whether any claims against us are valid and whether we are liable, claims may be expensive to defend against and divert time and money away from operations. In addition, claims may generate negative publicity, which could reduce customer traffic and sales. Insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims, or any adverse publicity resulting from claims, could adversely affect our business and results of operations.

If we or our franchisees face labor shortages or increased labor costs, our results of operations and growth could be adversely affected.

Labor is a primary component in the cost of operating our company-operated and franchised restaurants. Labor shortages and increased labor costs are subject to numerous internal and external factors, including higher employee-turnover rates, changes in immigration policy including barriers to immigrants entering, working in, or remaining in the United States, regulatory changes, prevailing wage rates, including increases in federal, state, or local minimum wages or in other employee benefit costs (including costs associated with health insurance coverage or workers' compensation insurance), and increased competition we face from other companies for qualified employees. In recent years, we have experienced a competitive and tight labor market. A sustained labor shortage could lead to increased costs, such as increased overtime incurred to meet the demands of our customers and increased wage rates to attract and retain employees. Any failure to meet our staffing needs or any material increases in employee turnover rates could adversely affect our business and results of operations, including our ability to grow our restaurant base. See also our risk factor titled "***Public health crises have had, and may in the future have, a significant negative impact on our business, sales, results of operations and financial condition***" above for labor shortage risks we may face in connection with pandemics, epidemics and other public health emergencies, such as COVID-19.

Federally-mandated, state-mandated, or locally-mandated minimum wages have recently increased in several jurisdictions, including state and county mandates in California, and could be further raised in the future, including as a result of the AB 1228 in California. Although we have been able to substantially offset these cost pressures through various actions, such as increasing menu prices, managing menu mix, and productivity improvements, we expect these cost pressures to continue into 2026 and we may not be able to offset cost increases in the future. In addition, increases in menu prices by us and our franchisees to cover increased labor costs could have the effect of lowering sales, which would thereby reduce our margins and the royalties that we receive from franchisees. Also, reduced margins of franchisees could make it more difficult to sell franchises.

We are subject to extensive laws, government regulation, and other legal requirements and our failure to comply with existing or new laws and regulations could adversely affect our operational efficiencies and results of operations.

Our business is subject to extensive federal, state and local laws and regulations, including those relating to the preparation, sale and labeling of food and beverages, labor and employment practices and working conditions, health, sanitation, safety and fire standards, building and zoning requirements, registration, offer, sale, termination and renewal of franchises, public accommodations and safety conditions, environmental matters, and consumer protection and privacy obligations. See "Item 1. Business—Regulation and Compliance" in this Annual Report for further information. We are also subject to laws and regulations concerning our compliance as a public company, including disclosure and governance matters, including accounting and tax regulations, SEC and The Nasdaq Stock Market LLC ("Nasdaq") disclosure requirements.

Compliance with these laws and regulations, and future new laws or changes in these laws or regulations that impose additional requirements, can be costly. Any failure or perceived failure to comply with these laws or regulations could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability.

Changes in health, safety, construction, labor, environmental, or other laws or regulations, including changes to or repeal of the Patient Protection and Affordable Care Act ("PPACA"), could impose costs upon us, including transition costs. Such transition costs could include uncertainties about how the new laws or regulations might be interpreted, enforced, or litigated by either regulators or private parties. Such changes could also have economic implications for our customers. For example, changes to health insurance law could diminish our customers' disposable incomes and thus reduce their frequency of eating or ordering out, even from QSR or fast casual restaurants, including us.

Legislation and regulations regarding certain of our menu offerings, new information, attitudes, or regulations regarding diet and health, or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our results of operations.

Government regulation and changes in consumer eating habits resulting from shifting attitudes regarding diet and health or new information regarding changes in the health effects of consuming our menu offerings may impact our business. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings. Certain government authorities have adopted or may adopt laws and regulations regarding trans-fats, sodium, sodas or other ingredients or products used or sold by our restaurants. While only a small number of our ingredients contain trans-fats in trace amounts, these regulations may require us to limit or remove ingredients from our products, which could affect product tastes, customer satisfaction levels, and sales volumes. Transitioning to higher-cost ingredients may also hinder our ability to operate in certain markets and proposed tax increases on certain products, such as sodas, may affect sales volumes of those products. In addition, a number of states, counties, and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers.

For example, federal and state regulations, such as the federal PPACA, establishes uniform requirements for certain restaurants to post certain nutritional information on their menus. Specifically, the PPACA requires certain chain restaurants to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, among other requirements. In addition, a number of states, counties, and cities have enacted menu labeling laws imposing requirements for additional menu disclosure, such as sodium content. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings. These and other requirements may increase our expenses, slow customers' ordering process, or negatively influence the demand for our offerings; all of which can have an adverse effect on our results of operations and financial position, as well as on the restaurant industry in general.

More recently, U.S. regulatory authorities, including the Food and Drug Administration, have indicated their intent to restrict or prohibit the use of certain food dyes currently permitted for lawful use in the food supply by the end of 2026. The Food and Drug Administration continues to develop a revised post-market food chemical review program. In addition, the Food and Drug Administration is developing a proposed rule to increase oversight of food ingredients deemed Generally Recognized as Safe (GRAS), which, if finalized, would require mandatory submission of GRAS notices for food ingredients. GRAS reform legislation has also been introduced in Congress. Furthermore, an increasing number of states have proposed or enacted laws prohibiting or limiting the use of certain food and color additives and state enforcement actions and investigations into their use are underway. For example, in 2025, the Texas Attorney General's Office initiated multiple investigations into major food companies regarding the marketing of products containing artificial dyes, resulting in public commitments to remove such additives in the near term and, in one case, a legally binding agreement by other brands are underway. Should such regulatory change affect the ingredients currently used in our products and if we are unable to identify or secure comparable and cost-effective alternative ingredients, such change could have an adverse effect on our results of operations and financial position. An unfavorable report on, or reaction to, our current or future menu ingredients, the size of our portions, or the nutritional content of our menu items could negatively influence the demand for our offerings.

We may become subject to liabilities arising from environmental laws that could increase our operating expenses and materially and adversely affect our business and results of operations.

We are subject to federal, state, and local laws, regulations, and ordinances that:

- govern activities or operations that may have adverse environmental effects, such as discharges into the air, water and soils, as well as waste handling and disposal practices for solid and hazardous wastes and wastewater; and

- impose liability for the costs of remediating, and the damage resulting from, past spills, disposals, or other releases of petroleum products and hazardous materials.

In particular, under applicable environmental laws, we may be responsible for remediation of environmental conditions and subject to associated liabilities, including liabilities for cleanup costs, personal injury, or property damage, relating to our restaurants and the land on which our restaurants are located, regardless of whether we lease or own the restaurants or land in question and regardless of whether such environmental conditions were created by us or by a prior owner or tenant. If we are found liable for the costs of remediation of contamination at any of our properties, our operating expenses would likely increase and our results of operations could be materially and adversely affected. See above under "Item 1. Business—Environmental Matters."

Risks Related to Ownership of Our Common Stock

Our quarterly operating results may fluctuate significantly due to seasonality and other factors, some of which are beyond our control, which could adversely affect the market price of our common stock.

Our quarterly operating results may fluctuate significantly because of several factors, including but not limited to: increases and decreases in sales; profitability of our restaurants; labor availability and costs for personnel; changes in interest rates; macroeconomic conditions, both nationally and locally; negative publicity relating to the consumption of products we serve; changes in consumer preferences and competitive conditions; impairment of property and equipment assets and any loss on and exit costs associated with restaurant closures; expansion to new markets; the timing of new restaurant openings and related expense; restaurant operating costs for our newly-opened restaurants; increases in infrastructure costs; and fluctuations in commodity prices.

Seasonal factors, including weather disruptions and the timing of holidays, also cause our revenue to fluctuate from quarter to quarter. Our revenue per restaurant is typically lower in the first and fourth quarters due to reduced January and December transactions and higher in the second and third quarters due to higher transactions, reflecting the seasonality trends in our operating markets. As a result of seasonality, our quarterly and annual results of operations and key performance indicators such as company restaurant revenue and comparable restaurant sales may fluctuate. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease.

Future offerings of debt or equity securities by us may adversely affect the market price of our common stock or dilute the ownership of our existing stockholders.

In the future, we may attempt to obtain financing, or to further increase our capital resources, by issuing additional shares of our common stock or by offering other equity securities, or debt, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. Opening new company-operated restaurants in existing and new markets could require substantial additional capital in excess of cash from operations. We would expect to finance the capital required for new company-operated restaurants through a combination of additional issuances of equity, corporate indebtedness, and cash from operations.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of our common stock, or both. In a liquidation, holders of any such debt securities or preferred stock, and lenders with respect to other borrowings, could receive distributions of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in their conversion ratios under certain circumstances, increasing the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions, or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control that may adversely affect the amount, timing, or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us.

Delaware law, our organizational documents, our shareholder rights agreement and our existing and future debt agreements may impede or discourage a takeover, depriving our investors of the opportunity to receive a premium for their shares.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third-party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our amended and restated certificate of incorporation and by-laws may make it difficult for, or prevent, a third-party from acquiring control of us without the approval of our Board of Directors. Among other things, these provisions: provide for a classified board of directors with staggered three-year terms; do not permit cumulative voting in the election of directors, which would allow a minority of stockholders to elect director candidates; delegate the sole power to a majority of the board of directors to fix the number of directors; provide the power to our Board of Directors to fill any vacancy on our Board of Directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise; authorize the issuance of "blank check" preferred stock without any need for action by stockholders; eliminate the ability of stockholders to call special meetings of stockholders; establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and provide that, on or after the date that Trimaran Pollo Partners, L.L.C. ceases to beneficially own at least 40% of the total votes eligible to be cast in the election of directors, a 75% supermajority vote will be required to amend or repeal provisions relating to, among other things, the classification of the board of directors, the filling of vacancies on the board of directors, and the advance notice requirements for stockholder proposals and director nominations.

In addition, in certain circumstances, the shareholder rights plan adopted by our Board of Directors in August 2023 would cause dilution to a person or group that acquires a large block of our common stock and thereby make it more difficult for such person or group to acquire the Company. See "***Shareholder activism could cause us to incur significant expense, disrupt our business, result in a proxy contest or litigation and impact our stock price***" below for additional information regarding our shareholder rights plan.

Furthermore, our secured revolving credit facility imposes, and we anticipate that documents governing our future indebtedness may impose, limitations on our ability to enter into change of control transactions. Under our secured revolving credit facility, the occurrence of a change of control transaction can constitute an event of default permitting acceleration of the debt, thereby impeding our ability to enter into change of control transactions. The foregoing factors could impede a merger, takeover, or other business combination, or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock.

These provisions, either alone or in combination with each other, give our current directors and executive officers a substantial ability to influence the outcome of a proposed acquisition of the Company. These provisions would apply even if an acquisition or other significant corporate transaction was considered beneficial by some of our shareholders. If a change in control or change in management is delayed or prevented by these provisions, the market price of our securities could decline.

Shareholder activism could cause us to incur significant expense, disrupt our business, result in a proxy contest or litigation and impact our stock price.

From time to time, we are subject to proposals by stockholders urging us to take certain corporate actions. If activist stockholder activities ensue, we may be subject to substantial costs and the diversion of management's and our Board of Directors' attention and resources from our business. Such shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with our employees, customers, or suppliers and make it more difficult to attract and retain qualified personnel. We may be required to incur significant fees and other expenses related to activist shareholder matters, including for third party advisors. We may be subjected to a proxy contest or to litigation by activist investors. Our stock price has been and could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any shareholder activism.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

The Company has multi-layer processes to assess, identify and manage material risks from cybersecurity threats. These processes are integrated into the Company's enterprise risk management as part of its overall risk management strategy.

A cross-functional team of senior leadership assesses potential material risks to the business and the Company's ability to meet strategic priorities, including risks from cybersecurity threats. The Company's senior leadership receives updates from relevant functional heads or other subject matter specialists on these potential material risks as well as the processes or other steps being taken to manage or mitigate the risks. The team includes senior leaders in areas of importance to Company priorities, including the Company's Chief Privacy Officer, who is also our Senior Vice President of Information Technology and the Chief Legal Officer. The Company's senior leadership assesses and prioritizes risk based on impact to shareholders, operations, and strategic priorities, among other factors.

The Chief Privacy Officer oversees the Company's information security program and is responsible for the day-to-day information risk management activities through the internal information security team, and outside resources. The SVP, Chief Information Officer, who has over 30 years of IT and IT security experience, 22 of which are at the Company, employs a team of information technology experts, including a dedicated Cyber Security Analyst. The SVP, Chief Information Officer and the Cyber Security Analyst are further supported by other members of the IT department.

The Company's processes to assess, identify and manage material risks from cybersecurity threats include, but are not limited to, the following:

- The SVP, Chief Information Officer, dedicated Cyber Security Analyst, and other key members of the information technology team actively monitor threats to the information technology environment. They work with a third party to provide additional 24/7 monitoring of cyber threats. These internal and external cybersecurity teams are empowered to contain network access through various application controls. Structural protections are also in place to mitigate risks of end point failures, and provide for continuity of operations.
- The Company uses various systems to manage threats, for example, firewall protections, anti-virus protections, vulnerability scans, among others. Such systems are regularly reviewed for adequacy and potential enhancements.
- The Company employs an information security and training program for our employees, including annual mandatory computer-based training, regular internal communications, and ongoing end-user testing throughout the year to measure the effectiveness of our information security program.
- The Company engages external third parties to advise on emerging threats to stay current and strengthen our security capabilities.
- The Company performs penetration testing and other exercises within internal and external networks for potential vulnerabilities.
- The Company additionally performs annual tabletop exercises with the information technology team pertaining to infrastructure and cyber security related events, to test the Company's incident response and business continuity plans in the event of a cybersecurity incident.
- Bi-annually the Company engages a third party to conduct an audit of the Company's cybersecurity systems and processes to test their adequacy and efficacy. The results are shared with senior leadership and the Audit Committee of the Board, and incorporated into strategic security plans.
- The Company maintains cybersecurity insurance, which is assessed annually for the appropriateness of coverage levels and emerging trends.

The Company also has in place an Incident Response Plan that enables it to quickly categorize, respond, and escalate to senior leadership and the Audit Committee of the Board, real or potential cybersecurity incidents in a manner designed to mitigate overall business impact.

In connection with the Company's review and approval for potential new vendors, the Company assesses the data types or Personally Identifiable Information that the vendor may maintain, store or access and reviews the adequacy of their cybersecurity procedures and legal protections. Legal counsel and the SVP, Chief Privacy Officer review the cyber and contractual protections and consider the overall risk profile considering the type of agreement, data involved, vendor, and jurisdiction, among other factors. Vendors deemed to have insufficient controls balancing the relevant criteria will not be approved.

The Board of Directors is kept apprised of material risks from cybersecurity threats through the Audit Committee. The Audit Committee is responsible for overseeing threats to the Company, including those involving cyber threats, and reviewing the Company's protocols and procedures to mitigate those threats. On a quarterly basis, the SVP, Chief Privacy Officer, presents to the Audit Committee on the Company's cybersecurity compliance and risk management practices. These presentations address, among other things, the results of audits and reviews of our security information systems and other cybersecurity measures, the current threat environment and cybersecurity trends and best practices. As applicable, these quarterly presentations also include reports of cybersecurity incidents affecting our information systems along with updates on the status of prior cybersecurity incidents and applicable remediation efforts. The Audit Committee discusses the adequacy and efficacy of the controls and shares the information with the Board as part of its risk oversight function. Outside of quarterly presentations, the Audit Committee is informed of incidents that in senior leadership's discretion require more immediate Audit Committee attention.

To date, the Company has not, to its knowledge, experienced any cybersecurity threats or previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition. In the last three years, the Company has not experienced any material cybersecurity incidents and we have not incurred material expenses from cybersecurity incidents (including penalties and settlements, of which there were none). However, we can give no assurance that we have detected or protected against all cybersecurity incidents or cybersecurity threats. Please refer to "Item 1A, Risk Factors— Risks Related to Information Technology and Data Security" in this Annual Report for additional information about risks related to cybersecurity matters.

ITEM 2. PROPERTIES

As of December 31, 2025, our restaurant system consisted of 503 restaurants, comprised of 175 company-operated restaurants and 328 franchised restaurants, located in California, Nevada, Arizona, Texas, Utah, Louisiana, New Mexico, Washington, and Colorado. In addition, as of December 31, 2025, we licensed our brand to 8 restaurants in the Philippines. We have not included these licensed restaurants as part of our unit count as presented in this annual report. The table below sets forth the locations (by state) for all restaurants in operation as of December 31, 2025.

State	Company-Operated	Franchised	Total
California	147	245	392
Nevada	28	5	33
Arizona	—	29	29
Texas	—	32	32
Utah	—	10	10
Louisiana	—	2	2
Washington	—	1	1
New Mexico	—	1	1
Colorado	—	3	3
Total	175	328	503

Our restaurants are either free-standing facilities, typically with drive-thru capability, or in-line. A typical restaurant generally ranges from 2,200 to 3,000 square feet, with seating for approximately 50 to 70 people. For a majority of our company-operated restaurants, we lease land on which our restaurants are built. Our leases generally have terms of 20 years, with up to four renewal terms of five years.

Restaurant leases provide for a specified annual rent, and some leases call for additional or contingent rent based on revenue above specified levels. Generally, our leases are "net" leases that require us to pay a pro rata share of taxes, insurance, and maintenance costs. We own 15 properties, of which we currently operate 12 and license three to franchisees. In addition, we operate 163 company-operated restaurants on leased real estate, we own one operating unit with additional parking on leased real estate, and we have another 45 leased sites that are subleased or assigned to franchisees who operate El Pollo Loco restaurants. We also have two closed units, both of which are subleased for uses other than El Pollo Loco. We also sublease a surplus property of an operating location to a third party.

We lease our headquarters, consisting of approximately 24,011 square feet in Costa Mesa, California, for a term expiring in 2033, plus a five-year extension option.

ITEM 3.   LEGAL PROCEEDINGS

For information regarding our material legal proceedings, see Note 14 "Commitments and Contingencies—Legal Matters" in the accompanying "Notes to Consolidated Financial Statements" in this Annual Report, which information is incorporated herein by reference.

ITEM 4.   MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock has been listed on The Nasdaq Stock Market LLC under the symbol "LOCO" since July 25, 2014.

As of March 6, 2026, there were approximately 61 holders of record of our common stock. The number of holders of record is based upon the actual number of holders registered at such date and does not include holders of shares in "street name" or persons, partnerships, associates, corporations, or other entities in security position listings maintained by depositories.

Dividends

Dividend payments are subject to the discretion and approval of our Board of Directors and our compliance with applicable law, and depends upon, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, and other factors that our Board of Directors may deem relevant. We do not anticipate paying any such dividends for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, restrictions imposed by applicable law and our financing agreements and other factors that our Board of Directors deems relevant.

Issuer Purchases of Equity Securities

The following table sets forth information with respect to the shares of our common stock we acquired during the fourth quarter ended December 31, 2025 (in thousands, except number of shares and per share amounts).

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Be Purchased Under the Plans or Programs
September 25, 2025 to October 22, 2025	—	$ —	—	$ —
October 23, 2025 to November 19, 2025	—	$ —	—	$ —
November 20, 2025 to December 31, 2025	22,424	$ 10.17	—	$ —
Total	22,424 [(1)]		—	

(1) Consists of 22,424 shares acquired by us to satisfy employee tax withholding obligations in connection with the vesting of previously issued restricted stock.

Stock Performance Graph

The following graph and table illustrate the total cumulative shareholder return for (i) our common stock, (ii) the Nasdaq Composite Index and (iii) the Standard and Poor's Composite 1500 Restaurants Index, for the five years ended December 31, 2025. The graph assumes the investment of $100 at the beginning of the period (at the closing price of our common stock on December 30, 2020) and the reinvestment of all dividends. Specifically, the graph assumes that the $1.50 per share special cash dividend paid to shareholders was reinvested in 2022. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

The stock performance graph shall not be deemed soliciting material or to be filed with the SEC or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, nor shall it be incorporated by reference into any past or future filing under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, except to the extent we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act or the Exchange Act.



Date	LOCO		Nasdaq Composite Index		S&P Composite 1500 Restaurants	
December 30, 2020	$	100.00	$	100.00	$	100.00
December 29, 2021	$	76.94	$	122.18	$	122.05
December 28, 2022	$	54.70	$	82.42	$	111.26
December 27, 2023	$	49.70	$	119.22	$	128.75
December 25, 2024[1]	$	64.85	$	154.48	$	137.23
December 31, 2025	$	57.44	$	179.14	$	173.38

[1] Since December 25, 2024 was a market holiday, the price quoted in this column is based on our closing share price on December 24, 2024.

ITEM 6.   **[RESERVED]**

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our "Audited Consolidated Financial Statements" and accompanying "Notes to Consolidated Financial Statements" included elsewhere in this Annual Report. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties, and assumptions that could cause actual results to differ materially from management's expectations. See "Forward-

Looking Statements" and "Item 1A. Risk Factors" included elsewhere in this Annual Report. We assume no obligation to update any of these forward-looking statements.

Basis of Presentation

We use a 52- or 53-week fiscal year ending on the last Wednesday of each calendar year. Fiscal 2025, 2024, and 2023 ended on December 31, 2025, December 25, 2024 and December 27, 2023, respectively. In a 52-week fiscal year, each quarter includes 13 weeks of operations. In a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations, and the fourth quarter includes 14 weeks of operations. Approximately every five or six years a 53-week fiscal year occurs. Fiscal 2025 was a 53-week fiscal year, and fiscal 2024 and 2023 were 52-week fiscal years. 53-week years may cause revenues, expenses, and other results of operations to be higher due to the additional week of operations. Fiscal years are identified in this Annual Report according to the calendar years in which they ended. For example, references to fiscal 2025 refer to the fiscal year ended December 31, 2025.

Overview

El Pollo Loco is a differentiated and growing restaurant concept that specializes in fire-grilling citrus-marinated chicken and operates in the limited-service restaurant segment. We strive to offer quality chicken served fast and easy. Our distinctive menu features our signature product--citrus-marinated fire-grilled chicken--and a variety of Mexican and LA-inspired entrees that we create from our chicken. We serve individual and family-sized chicken meals, including a variety of entrees like our Double Chicken Tostada, Guacamole Chicken Burrito, and Salsa Verde Chicken Quesadilla. Our famous Creamy Cilantro dressings and salsas are prepared fresh daily, allowing our customers to create their favorite flavor profiles to enhance their culinary experience. We believe that our distinctive menu that features quality chicken is a flavorful and affordable option that appeals to consumers across a wide variety of socio-economic backgrounds and drives our balanced composition of sales throughout the day, including at lunch and dinner.

Market Trends and Uncertainties

As a result of recent California legislation increasing wages of fast food workers, we experienced an increase in our labor and regulatory compliance costs in fiscal 2024 and fiscal 2025. Although we have been able to substantially offset these cost pressures through various actions, such as increasing menu prices, managing menu mix, and productivity improvements, we expect these cost pressures to continue in 2026.

Additionally, we are impacted by macroeconomic challenges, such as inflationary pressures and changes in trade policies, that have in the past affected, and may continue in the future, to affect our operations in certain areas such as food cost, labor costs, construction costs and other restaurant operating costs. We have been able to substantially offset these inflationary and other cost pressures through various actions, such as increasing menu prices, managing menu mix, and productivity improvements. However, we expect these inflationary and other cost pressures to continue in 2026 and we may not be able to offset cost increases in the future. Global events, such as the recent outbreak of war in Iran, may also impact our business costs, including the costs of transportation and energy.

There is ongoing uncertainty regarding increased tariff duties on goods imported into the United States, which if imposed, may have an adverse effect on our Company. On February 20, 2026, the U.S. Supreme Court struck down the international tariffs imposed by President Trump that relied on the IEEPA as the basis. President Trump has subsequently expressed his intent to reinstate the tariffs through other means, and he has imposed temporary 15% tariffs on all countries under Section 122 of the Trade Act of 1974. Certain of the produce, packaging materials, and other items procured by our Company are sourced from outside the United States, including from Canada, Mexico and Asia. Current and proposed tariff rates range widely, depending on the country of origin. Certain goods from Canada and Mexico that are compliant with the United States-Mexico-Canada Agreement (USMCA) are, and may continue to be, exempt from new tariffs. While we continue to evaluate the potential impacts of increased tariff rates, as well as our ability to mitigate any such related impacts, we anticipate that the imposition of tariffs on goods we import into the United States will adversely impact our revenue and cost of goods sold in the United States. Any new or increased import duties, tariffs, or taxes, or other changes in U.S. trade or tax policy could result in further increases to our food and supplies costs that would adversely impact our financial results. For additional information, see "Item 1A. Risk Factors," including the risk factor titled ***"We are vulnerable to changes in political and economic conditions, such as trade policies, tariff and import regulations by the United States, as well as consumer preferences."***

Growth Strategies and Outlook

We plan to continue to expand our business, drive restaurant sales growth, and enhance our competitive positioning, by executing the following five key strategies:

- Brand That Wins;

- Hospitality Mindset;

- Digital First;

- Winning Unit Economics; and

- Drive Unit Growth Again with National Expansion.

See subsection titled "Our Growth Strategy" in Item 1. Business in this Annual Report for a detailed description of the five key pillars of our growth strategy.

As of December 31, 2025, we had 503 locations in nine states. In fiscal 2025, we opened one new company-operated restaurant in California and our franchisees opened 8 new restaurants, two in California, two in Arizona, and one in each of the following states: Colorado, Texas, New Mexico and Washington. In fiscal 2024, we opened two new company-operated restaurants in California and our franchisees opened two new restaurants, one in California, and one in Texas.

In 2026, we intend to open three to four new company-operated restaurants in California and Texas, and our franchisees intend to open 15 to 16 new restaurants. To increase comparable restaurant sales, we plan to increase customer frequency, attract new customers, and improve per-person spend.

Highlights and Trends

Comparable Restaurant Sales

A restaurant enters our comparable restaurant base the first full week after its 15-month anniversary. System-wide comparable restaurant sales include restaurant sales at all comparable company-operated restaurants and at all comparable franchised restaurants, as reported by franchisees. Refer to "Comparable Restaurant Sales" definition in the subsection titled "Key Performance Indicators" below for further information.

The change in year-over-year sales for our comparable restaurant base are as follows:

	53 Weeks Ended December 31, 2025	52 Weeks Ended December 25, 2024	52 Weeks Ended December 27, 2023
Company-operated same store sales	0.3 %	2.8 %	0.3 %
Franchise-operated same store sales	— %	3.5 %	(0.7)%
System-wide same store sales	0.1 %	3.2 %	(0.3)%

In fiscal 2025, comparable restaurant sales at system-wide comparable restaurants increased 0.1% which consisted of a 0.7% increase in average check size due to increase in menu prices partially offset by a 0.6% decrease in transactions.

For company-operated restaurants in 2025, the change in comparable restaurant sales consisted of a 2.1% increase in average check size due to increases in menu prices partially offset by a 1.8% decrease in transactions.

In fiscal 2025, comparable restaurant sales at franchised restaurants was flat as compared to the prior year driven by an increase in transactions of 0.1% offset by a decrease in average check size of 0.1%.

Restaurant Development

In fiscal 2025, we opened one company-operated restaurant, and our franchisees opened eight new restaurants. From time to time, we and our franchisees close restaurants. In fiscal 2025, we did not close any company-operated restaurants, and our franchisees closed four restaurants. In fiscal 2025, the Company acquired one franchise-operated restaurant. Our restaurant counts at the beginning and end of each of the last three years were as follows:

	Fiscal Year Ended		
	2025	2024	2023
Company-operated restaurant activity[1]:			
Beginning of period	173	172	188
Openings	1	2	2
Restaurant sale to Company	1	—	—
Restaurant sale to franchisee	—	(1)	(18)
Closures	—	—	—
Restaurants at end of period	175	173	172
Franchised restaurant activity:			
Beginning of period	325	323	302
Openings	8	2	3
Restaurant sale to Company	(1)	—	—
Restaurant sale to franchisee	—	1	18
Closures	(4)	(1)	—
Restaurants at end of period	328	325	323
System-wide restaurant activity:			
Beginning of period	498	495	490
Openings	9	4	5
Closures	(4)	(1)	—
Restaurants at end of period	503	498	495

[1] Our restaurant count above includes 503 domestic restaurants and excludes 8 licensed restaurants in the Philippines.

Restaurant Remodeling

During the year ended December 31, 2025, we completed 17 company-operated restaurant remodels and 52 franchise remodels. In fiscal 2026, we plan to continue our standard practices for remodels, which includes completing a total of 25 to 35 company and 30 to 40 franchise remodels. Remodeling is a use of cash and has implications for our net property and depreciation line items on our consolidated balance sheets and statements of income, among others. The cost of our restaurant remodels varies depending on the scope of work required, but on average the investment is approximately $0.4 million per restaurant.

Loco Rewards™

Our Loco Rewards™ loyalty program offers rewards that incentivize customers to visit our restaurants more often each month. Customers earn points for each dollar spent and points can be redeemed for multiple redemption options. Points expire 365 days after a customer completes an eligible transaction to earn them.

When a customer is part of the rewards program, the obligation to provide future discounts related to points earned is considered a separate performance obligation, to which a portion of the transaction price is allocated. The performance obligation related to loyalty points is deemed to have been satisfied, and the amount deferred in the balance sheet is recognized as revenue, when the points are transferred to a reward and redeemed, the reward or points have expired, or the likelihood of redemption is remote. A portion of the transaction price is allocated to loyalty points on a pro-rata basis, based on stand-alone selling price, as determined by menu pricing and loyalty point's terms.

In addition, customers can earn additional points and free entrées for a variety of engagement activities. As points are available for redemption past the quarter earned, a portion of the revenue associated with the earned points will be deferred until redemption or expiration. As of December 31, 2025, the revenue allocated to loyalty points that had not been redeemed was $1.1 million. We had over 5.3 million loyalty program members as of December 31, 2025.

Key Financial Definitions

Revenue

Our revenue is derived from three primary sources: company-operated restaurant revenue, franchise revenue, which is comprised primarily of franchise royalties and, to a lesser extent, franchise fees and sublease rental income, and franchise advertising fee revenue. See Note 15 "Revenue from Contracts with Customers" in the accompanying "Notes to Consolidated Financial Statements" in this Annual Report for further details regarding our revenue recognition policy.

Food and Paper Costs

Food and paper costs include the direct costs associated with food, beverage and packaging of our menu items. The components of food and paper costs are variable in nature, change with sales volume, are impacted by menu mix, and are subject to increases or decreases in commodity costs.

Labor and Related Expenses

Labor and related expenses include wages, payroll taxes, workers' compensation expense, benefits, and bonuses paid to our restaurant management teams. Like other expense items, we expect labor costs to grow proportionately as our restaurant revenue grows. Factors that influence labor costs include minimum wage and payroll tax legislation, state labor laws (which, in California, includes AB 1228), overtime, wage inflation, the frequency and severity of workers' compensation claims, health care costs, and the performance of our restaurants.

Occupancy Costs and Other Operating Expenses

Occupancy costs include rent, common area maintenance ("CAM"), and real estate taxes. Other restaurant operating expenses include the costs of utilities, advertising, credit card processing fees, delivery service provider fees, restaurant supplies, repairs and maintenance, and other restaurant operating costs.

Gain on Recovery of Insurance Proceeds, Net

Gain on recovery of insurance proceeds includes insurance reimbursements related to the property and equipment damage, expenses incurred, and lost profits.

General and Administrative Expenses

General and administrative expenses are comprised of expenses associated with corporate and administrative functions that support the development and operations of our restaurants, including compensation and benefits, travel expenses, stock compensation costs, legal and professional fees, and other related corporate costs. Also included are pre-opening costs, and expenses above the restaurant level, including salaries for field management, such as area and regional managers, and franchise field operational support.

Franchise Expenses

Franchise expenses are primarily comprised of rent expenses incurred on properties leased by us and then sublet to franchisees, expenses incurred in support of franchisee information technology systems, and the franchisee's portion of advertising expenses.

Depreciation and Amortization

Depreciation and amortization primarily consists of the depreciation of property and equipment, including leasehold improvements and equipment.

Loss on Disposal of Assets

Loss on disposal of assets includes the loss on disposal of assets related to retirements and replacement or write-off of leasehold improvements or equipment.

Impairment and Closed-Store Reserves

We review long-lived assets such as property, equipment, and intangibles on a unit-by-unit basis for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable. We determine if there is impairment at the restaurant level by comparing undiscounted future cash flows from the related long-lived assets to their respective carrying values and record an impairment charge when appropriate. In determining future cash flows, significant estimates are made by us with respect to future operating results of each restaurant over its remaining lease term, including sales trends, labor rates, commodity costs and other operating cost assumptions. If assets are determined to be impaired, the impairment charge is measured by calculating the amount by which the asset's carrying amount exceeds its fair value. This process of assessing fair values requires the use of estimates and assumptions, including our ability to sell or reuse the related assets and market conditions, which are subject to a high degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets and these charges could be material.

When we close a restaurant, we will evaluate the right-of-use ("ROU") asset for impairment, based on anticipated sublease recoveries. The remaining value of the ROU asset is amortized on a straight-line basis, with the expense recognized in closed-store reserve expense, in addition to property tax and CAM charges for closed restaurants.

Loss (gain) on Disposition of Restaurants

Loss (gain) on disposition of restaurants includes the loss (gain) on the sale of restaurants to franchisees, or other third parties, and includes the difference between carrying value and sales price of leasehold improvements, equipment and other assets included in the sale.

Interest Expense, Net

Interest expense, net, consists primarily of interest on our outstanding debt. Debt issuance costs are amortized at cost over the life of the related debt.

Provision for Income Taxes

Provision for income taxes consists of federal and state taxes on our income.

Results of Operations

Fiscal Year 2025 Compared to Fiscal Year 2024

Our operating results for the fiscal years ended December 31, 2025 and December 25, 2024, are in absolute terms and expressed as a percentage of total revenue, with the exception of cost of operations and company restaurant expenses, which are expressed as a percentage of company-operated restaurant revenue, are compared in the table below:

	Fiscal Year					
	2025 (53-Weeks)		**2024 (52-Weeks)**		**Increase / (Decrease)**	
	($,000)	**(%)**	**($,000)**	**(%)**	**($,000)**	**(%)**
Statements of Income Data:						
Company-operated restaurant revenue	$ 405,817	82.8	$ 396,260	83.8	$ 9,557	2.4
Franchise revenue	52,389	10.7	45,561	9.6	6,828	15.0
Franchise advertising fee revenue	31,840	6.5	31,187	6.6	653	2.1
Total revenue	**490,046**	**100.0**	**473,008**	**100.0**	**17,038**	**3.6**
Cost of operations						
Food and paper costs[1]	100,083	24.7	100,725	25.4	(642)	(0.6)
Labor and related expenses[1]	127,258	31.4	127,179	32.1	79	0.1
Occupancy and other operating expenses[1]	106,386	26.2	99,280	25.1	7,106	7.2
Company restaurant expenses[1]	**333,727**	**82.2**	**327,184**	**82.6**	**6,543**	**2.0**
General and administrative expenses	50,258	10.3	46,270	9.8	3,988	8.6
Franchise expenses	47,762	9.7	42,307	8.9	5,455	12.9
Depreciation and amortization	15,966	3.3	15,717	3.3	249	1.6
Loss on disposal of assets	277	0.1	221	0.0	56	25.3
Gain on recovery of insurance proceeds, property, equipment and expenses	—	—	(41)	(0.0)	41	(100.0)
Loss (gain) on disposition of restaurants	—	—	7	0.0	(7)	100.0
Impairment and closed-store reserves	11	0.0	175	0.0	(164)	(93.7)
Total expenses	**448,001**	**91.4**	**431,840**	**91.3**	**16,161**	**3.7**
Income from operations	**42,045**	**8.6**	**41,168**	**8.7**	**877**	**2.1**
Interest expense, net	4,470	0.9	5,899	1.2	(1,429)	(24.2)
Income tax receivable agreement (income) expenses	—	—	(20)	(0.0)	20	(100.0)
Income before provision for income taxes	**37,575**	**7.7**	**35,289**	**7.5**	**2,286**	**6.5**
Provision for income taxes	11,089	2.3	9,605	2.1	1,484	15.5
Net income	**$ 26,486**	**5.4**	**$ 25,684**	**5.4**	**$ 802**	**3.1**

(1) Percentages for line items relating to cost of operations and company restaurant expenses are calculated with company-operated restaurant revenue as the denominator. All other percentages use total revenue.

Company-Operated Restaurant Revenue

In fiscal 2025, company-operated restaurant revenue increased $9.6 million, or 2.4%, from the prior year. The increase in company-operated restaurant sales was mainly due to a $5.3 million increase for the additional week of operations in a 53-week fiscal year, a $2.9 million increase from additional sales related to the opening of two restaurants during or after the first quarter of 2024, as well as an increase in company-operated comparable revenue. For the full year company-operated comparable sales increased 0.3% consisting of an approximately 2.1% increase in average check size due to increases in menu prices, partially offset by a 1.8% decrease in transactions.

Franchise Revenue

In fiscal 2025, franchise revenue increased $6.8 million, or 15.0% from the prior year. This increase was primarily due to $4.1 million in franchisee IT pass-through revenue related to the franchisee rollout of the new POS system, which was offset by a corresponding increase in franchise expenses. In addition, the increase in franchise revenue includes $0.5 in revenue recognized for the additional week of operations in a 53 week fiscal year. In addition, the increase in franchise revenue was also driven by a royalty rate true up, increased franchisee fees related to terminated franchise development agreements, and the nine franchise-operated locations opened during or subsequent to the fourth quarter of 2024.

Franchise Advertising Fee Revenue

Franchise advertising fee revenue increased $0.7 million, or 2.1% from the prior year. $0.4 million of the increase was due from an additional week of operations in a 53-week fiscal year, combined with higher franchise revenue. As advertising fee revenue is a percentage of franchisees' revenue, the year-to-date fluctuation was due to the increases noted in franchise revenue above.

Food and Paper Costs

Food and paper costs decreased $0.6 million, or 0.6%, in fiscal 2025 from the prior year. The decrease in food and paper costs was primarily due to a decrease in transactions, as well as cost management initiatives and slight commodity deflation. This decrease was partially offset by increased discounts and $1.3 million in expenses from the additional week of operations in a 53-week fiscal year. Food and paper costs as a percentage of company-operated restaurant revenue were 24.7% in fiscal 2025, down from 25.4% in fiscal 2024, primarily due to an increase in menu pricing, cost management initiatives, and slight commodity deflation, partially offset by increased discounting.

Labor and Related Expenses

Labor and related expenses increased $0.1 million, or 0.1%, in fiscal 2025 as compared to 2024. The increase was mainly due to $3.4 million in higher wage rates during fiscal 2025 as a result of legislative increases in the California minimum wage, which became effective April 1, 2024, as well as $1.7 million from the additional week of operations in a 53-week fiscal year. This increase was partially offset by a $5.0 million reduction in costs related to improved labor efficiencies as part of our cost management initiatives.

Labor and related expenses as a percentage of Company-operated restaurant revenue were 31.4% in fiscal 2025, down from 32.1% in fiscal 2024 primarily due to an increase in menu pricing and improved labor efficiencies being greater than the increase in wage rates.

Occupancy and Other Operating Expenses

Occupancy and other operating expenses increased $7.1 million, or 7.2%, in fiscal 2025. The increase was primarily due to a $1.4 million increase in occupancy and other operating expenses for the additional week of operations in a 53-week fiscal year, a $1.4 million increase in utilities, a $1.3 million increase in occupancy expenses, a $1.0 million increase in marketplace delivery fees, a $0.9 million increase in software maintenance, and a $1.1 million increase in other operating expenses.

Gain on Recovery of Insurance Proceeds Property, Equipment and Expenses

During fiscal 2023 and fiscal 2022, two of our restaurants incurred damage resulting from a fire. In fiscal 2024, we recognized gains of less than $0.1 million related to the reimbursement of property and equipment and expenses. We had no gain or loss on recovery of insurance proceeds in 2025.

General and Administrative Expenses

General and administrative expenses increased $4.0 million, or 8.6%, in fiscal 2025. The increase was due primarily to a $1.7 million increase in legal and professional fees related to shareholder activism and related matters, a $1.5 million increase in stock-based compensation expense, a $1.0 million increase in salaries and wages largely related to the impact of an additional week of operations in a 53-week fiscal year, and a $0.5 million increase in restructuring and executive transition cost. These increases were partially offset by a $0.6 million decrease in incentive compensation.

General and administrative expenses as a percentage of total revenue were 10.3% in fiscal 2025, up from 9.8% in fiscal 2024. This increase is primarily due to the cost increases described above.

Franchise Expenses

Franchise expenses increased $5.5 million, or 12.9%, in fiscal 2025 from the prior year. The increase was primarily due to $4.1 million in one-time IT pass-through expense related primarily to the new POS system rollout and $0.4 million related to the additional week of operations in a 53- week fiscal year, as well as higher franchise services expense and higher occupancy expense for locations sub-leased to franchisees and higher franchise advertising expenses.

Impairment and Closed-Store Reserves

During fiscal 2025, we did not record any non-cash impairment charges. During fiscal 2024, we recorded a $0.1 million non-cash impairment charge primarily related to the property and equipment assets of two restaurants in Nevada.

During fiscal 2025, we recognized less than $0.1 million of closed-store reserve expense related to the amortization of ROU assets, property taxes and CAM payments for our closed locations compared to $0.1 million during fiscal 2024.

Interest Expense, Net

For fiscal 2025, net interest expense decreased by $1.4 million or 24.2%, primarily related to lower outstanding balances on our 2022 Revolver (as defined below) as well as the lower interest rates during fiscal 2025 versus the comparable period during the prior year.

Income Tax Receivable Agreement

On July 30, 2014, we entered into the income tax receivable agreement (the "TRA"). The TRA calls for us to pay to our pre-IPO stockholders 85% of the savings in cash that we realize in our taxes as a result of utilizing our net operating losses and other tax attributes attributable to preceding periods. In fiscal 2025 we did not record any income tax receivable agreement income. In fiscal 2024, we recorded less than $0.1 million in income tax receivable agreement income. On May 29, 2024, we terminated most of the obligations under the TRA, with respect to any payments or obligations owed to the FS Equity Partners V, L.P. and FS Affiliates V, L.P. (together, the "Sellers") thereunder in exchange for a payment to the Sellers of $0.4 million. As of December 31, 2025 and December 25, 2024, there were no remaining obligations owed on our consolidated balance sheets.

Provision for Income Taxes

In fiscal 2025, we recorded an income tax expense of $11.1 million, compared to income tax expense of $9.6 million in fiscal 2024, reflecting an estimated effective tax rate of 29.5% and 27.2%, respectively. The difference between the 21.0% statutory rate and our effective tax rate of 29.5% for the year ended December 31, 2025 is primarily a result of state taxes, the impact of non-tax deductible executive compensation expense, a tax shortfall related to equity compensation deductible for tax as compared to the cumulative amount recorded as stock-based compensation expense, and $0.1 million related to the additional week of operations in a 53-week fiscal year, partially offset by a Work Opportunity Tax Credit benefit.

The difference between the 21.0% statutory rate and our effective tax rate of 27.2% for the year ended December 25, 2024 is primarily a result of state taxes, the impact of non-tax deductible executive compensation expense, a tax shortfall related to equity compensation deductible for tax as compared to the cumulative amount recorded as stock-based compensation expense, partially offset by a Work Opportunity Tax Credit benefit.

Fiscal Year 2024 Compared to Fiscal Year 2023

Year-to-year comparisons of fiscal 2024 and fiscal 2023 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 on our Annual Report on Form 10-K for the year ended December 25, 2024, which was filed with the SEC on March 7, 2025.

Key Performance Indicators

To evaluate the performance of our business, we utilize a variety of financial and performance measures. These key measures include company-operated restaurant revenue, system-wide sales, comparable restaurant sales, company-operated average unit volumes ("AUV"), restaurant contribution, restaurant contribution margin, new restaurant openings, EBITDA, and Adjusted EBITDA. In fiscal 2025, our restaurants generated company-operated restaurant revenue of $405.8 million and system-wide sales of $1,125.4 million, and system-wide comparable restaurant sales growth of 0.1%, consisting of company-operated restaurant comparable restaurant sales growth of 0.3% and franchised comparable restaurant sales growth stayed flat. The company-operated comparable restaurant sales increase consisted of a 2.1% increase in average check size due to increases in menu prices and partially offset by a 1.8% decrease in the number of transactions. In fiscal 2025, for company-operated restaurants, our annual AUV was $2.3 million, restaurant contribution margin was 17.8%, and Adjusted EBITDA was $66.7 million.

Company-Operated Restaurant Revenue

Company-operated restaurant revenue consists of sales of food and beverages in company-operated restaurants net of promotional allowances, employee meals, and other discounts. Company-operated restaurant revenue in any period is directly influenced by the number of operating weeks in such period, the number of open restaurants, and comparable restaurant sales.

Seasonal factors and the timing of holidays cause our revenue to fluctuate from period to period. Our revenue per restaurant is typically lower in the first and fourth quarters due to reduced January and December transactions and higher in the second and third quarters. As a result of seasonality, our quarterly and annual results of operations and key performance indicators such as company-operated restaurant revenue and comparable restaurant sales, may fluctuate.

System-Wide Sales

System-wide sales are neither required by, nor presented in accordance with, accounting principles generally accepted in the United States of America ("GAAP"). System-wide sales are the sum of company-operated restaurant revenue and sales from franchised restaurants. Our total revenue in our consolidated statements of income is limited to company-operated restaurant revenue and franchise revenue from our franchisees. Accordingly, system-wide sales should not be considered in isolation or as a substitute for our results as reported under GAAP. Management believes that system-wide sales is an important figure for investors, because it is widely used in the restaurant industry, including by our management, to evaluate brand scale and market penetration.

System-wide sales does not include the 8 licensed stores in the Philippines.

The following table reconciles system-wide sales to company-operated restaurant revenue and total revenue (in thousands):

	Fiscal Year		
	2025 (53-Weeks)	2024 (52-Weeks)	2023 (52-Weeks)
Company-operated restaurant revenue	$ 405,817	$ 396,260	$ 398,437
Franchise revenue	52,389	45,561	41,002
Franchise advertising fee revenue	31,840	31,187	29,225
Total Revenue	490,046	473,008	468,664
Franchise revenue	(52,389)	(45,561)	(41,002)
Franchise advertising fee revenue	(31,840)	(31,187)	(29,225)
Sales from franchised restaurants	719,588	699,456	651,777
System-wide sales	$ 1,125,405	$ 1,095,716	$ 1,050,214

Comparable Restaurant Sales

Comparable restaurant sales reflect year-over-year sales changes for comparable company-operated, franchised, and system-wide restaurants. A restaurant enters our comparable restaurant base the first full week after it has operated for fifteen months. Comparable restaurant sales exclude restaurants closed during the applicable period. At December 31, 2025, December 25, 2024 and December 27, 2023, there were 482, 479 and 470 comparable restaurants, 170, 168 and 178 company-operated and 312, 311 and 292 franchised, respectively. Comparable restaurant sales indicate the performance of existing restaurants, since new restaurants are excluded. Comparable restaurant sales growth can be generated by an increase in the number of meals sold and/or by increases in the average check size, resulting from a shift in menu mix and/or higher prices resulting from new products or price increases. Because other companies may calculate this measure differently than we do, comparable restaurant sales as presented herein may not be comparable to similarly titled measures reported by other companies. Management believes that comparable restaurant sales is a valuable metric for investors to evaluate the performance of our store base, excluding the impact of new stores and closed stores.

Company-Operated Average Unit Volumes

We measure company-operated AUVs on both a weekly and an annual basis. Weekly AUVs consist of comparable restaurant sales over a seven-day period from Thursday to Wednesday. Annual AUVs are calculated using a two-step process. First, we divide our total net sales for all company-operated restaurants for the fiscal year by the total number of restaurant operating weeks during the same period. Second, we annualize that average weekly per-restaurant sales figure by multiplying it by 53 for a 53-week year or 52 for a 52-week year. An operating week is defined as a restaurant open for business over a seven-day period from Thursday to Wednesday. This measurement allows management to assess changes in consumer spending patterns at our restaurants and the overall performance of our restaurant base.

Restaurant Contribution and Restaurant Contribution Margin

Restaurant contribution and restaurant contribution margin are neither required by, nor presented in accordance with, GAAP. Restaurant contribution is defined as company-operated restaurant revenue less company restaurant expenses which includes food and paper cost, labor and related expenses and occupancy and other operating expenses, where applicable. Restaurant contribution therefore excludes franchise revenue, franchise advertising fee revenue and franchise expenses as well as certain other costs, such as general and administrative expenses, franchise expenses, depreciation and amortization, impairment and closed-store reserves, loss on disposal of assets and other costs that are considered corporate-level expenses and are not considered normal operating costs of our restaurants. Accordingly, restaurant contribution is not indicative of overall Company results and does not accrue directly to the benefit of stockholders because of the exclusion of certain corporate-level expenses. Restaurant contribution margin is defined as restaurant contribution as a percentage of net company-operated restaurant revenue.

Restaurant contribution and restaurant contribution margin are supplemental measures of operating performance of our restaurants, and our calculations thereof may not be comparable to those reported by other companies. Restaurant contribution and restaurant contribution margin have limitations as analytical tools, and you should not consider them in isolation, or superior to, or as substitutes for the analysis of our results as reported under GAAP. Management uses restaurant contribution and restaurant contribution margin as key metrics to evaluate the profitability of incremental sales at our restaurants, to evaluate our restaurant performance across periods, and to evaluate our restaurant financial performance compared with our competitors. Management believes that restaurant contribution and restaurant contribution margin are important tools for investors, because they are widely-used metrics within the restaurant industry to evaluate restaurant-level productivity, efficiency, and performance. Management further believes restaurant level operating margin is useful to investors to highlight trends in our core business that may not otherwise be apparent to investors when relying solely on GAAP financial measures.

A reconciliation of restaurant contribution and restaurant contribution margin to company-operated restaurant revenue is provided below:

	Fiscal Year		
	2025	**2024**	**2023**
(Dollar amounts in thousands)	**(53-Weeks)**	**(52-Weeks)**	**(52-Weeks)**
Restaurant contribution:			
Income from operations	$ 42,045	$ 41,168	$ 39,792
Add (less):			
General and administrative expenses	50,258	46,270	42,025
Franchise expenses	47,762	42,307	38,404
Depreciation and amortization	15,966	15,717	15,235
Loss on disposal of assets	277	221	192
Gain on recovery of insurance proceeds, property, equipment and expenses	—	(41)	(247)
Franchise revenue	(52,389)	(45,561)	(41,002)
Franchise advertising fee revenue	(31,840)	(31,187)	(29,225)
Impairment and closed-store reserves	11	175	1,732
Loss (gain) on disposition of restaurants	—	7	(5,034)
Restaurant contribution	$ 72,090	$ 69,076	$ 61,872
Company-operated restaurant revenue:			
Total revenue	$ 490,046	$ 473,008	$ 468,664
Less:			
Franchise revenue	(52,389)	(45,561)	(41,002)
Franchise advertising fee revenue	(31,840)	(31,187)	(29,225)
Company-operated restaurant revenue	$ 405,817	$ 396,260	$ 398,437
Restaurant contribution margin (%)	17.8 %	17.4 %	15.5 %

New Restaurant Openings

The number of restaurant openings reflects the number of new restaurants opened by us and our franchisees during a particular reporting period. Before a new restaurant opens, we and our franchisees incur pre-opening costs, as described below. New restaurants often open with an initial start-up period of higher than normal sales volumes, which subsequently decrease to stabilized levels. New restaurants typically experience normal inefficiencies in the form of higher food and paper, labor, and other direct operating expenses and, as a result, restaurant contribution margins are generally lower during the start-up period of operation. The average start-up period after which our new restaurants' revenue and expenses normalize is approximately fourteen weeks. When we enter new markets, we may be exposed to start-up times and restaurant contribution margins that are longer and lower than reflected in our average historical experience.

EBITDA and Adjusted EBITDA

EBITDA represents net income (loss) before interest expense, provision (benefit) for income taxes, depreciation, and amortization. Adjusted EBITDA represents net income (loss) before interest expense, provision (benefit) for income taxes, depreciation, amortization, and other items that we do not consider representative of on-going operating performance, as identified in the reconciliation table below.

EBITDA and Adjusted EBITDA as presented in this Annual Report are supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, operating income, or any other performance measures derived in accordance with GAAP, or as alternatives to cash flow from operating activities as a measure of our liquidity. In addition, in evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we will incur expenses or charges such as those added back to calculate EBITDA and Adjusted EBITDA. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are (i) they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments, (ii) they do not reflect changes in, or cash requirements for, our working capital needs, (iii) they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements, (v) they do not adjust for all non-cash income or expense items that are reflected in our statements of cash flows, (vi) they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our on-going operations, and (vii) other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from such non-GAAP financial measures. We further compensate for the limitations in our use of non-GAAP financial measures by presenting comparable GAAP measures more prominently.

We believe that EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present EBITDA and Adjusted EBITDA because (i) we believe that these measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry, (ii) management believes that investors will find these measures useful in assessing our ability to service or incur indebtedness, and (iii) we use EBITDA and Adjusted EBITDA internally for a number of benchmarks, including to compare our performance to that of our competitors.

The following table sets forth reconciliations of our net income to EBITDA and Adjusted EBITDA:

| | Fiscal Year | | |
	2025 (53-Weeks)	2024 (52-Weeks)	2023 (52-Weeks)
(Amounts in thousands)			
Net income	$ **26,486**	$ **25,684**	$ **25,554**
Non-GAAP adjustments:			
Provision for income taxes	11,089	9,605	9,324
Interest expense, net of interest income	4,470	5,899	4,811
Depreciation and amortization	15,966	15,717	15,235
EBITDA	$ 58,011	$ 56,905	$ 54,924
Stock-based compensation expense (a)	5,396	3,931	3,337
Loss on disposal of assets (b)	277	221	192
Impairment and closed-store reserves (c)	11	175	1,732
Loss (gain) on disposition of restaurants (d)	—	7	(5,034)
Legal settlements (e)	(882)	—	—
Income tax receivable agreement (income) expenses (f)	—	(20)	103
Special legal and professional fees expense (g)	1,696	—	—
Special other expenses (h)	—	—	266
Shareholder advisory fees (i)	—	—	293
Duplicate rent expense for corporate office relocation (j)	239	—	—
ERP software implementation costs (k)	179	—	—
Gain on recovery of insurance proceeds (l)	—	(41)	(399)
Restructuring and executive transition costs (m)	1,660	1,194	1,673
Pre-opening costs (n)	126	336	269
Adjusted EBITDA	$ 66,713	$ 62,708	$ 57,356

(a) Includes non-cash stock-based compensation.

(b) Loss on disposal of assets includes the loss on disposal of assets related to retirements and replacement or write-off of leasehold improvements or equipment.

(c) Includes costs related to impairment of property and equipment and ROU assets and closed restaurants. During fiscal 2025, we did not record any non-cash impairment charges. During fiscal 2025, we recognized less than $0.1 million of closed-store reserve expense, primarily related to the amortization of ROU assets, property taxes and CAM payments for our closed locations.

In fiscal 2024, we recorded non-cash impairment charges of $0.1 million, primarily related to the property and equipment assets of two restaurants in Nevada. During fiscal 2024, we recognized $0.1 million of closed-store reserve expense, primarily related to the amortization of ROU assets, property taxes and CAM payments for our closed locations.

In fiscal 2023, we recorded non-cash impairment charges of $1.5 million, primarily related to the property and equipment assets of one restaurant in Nevada and the carrying value of the ROU assets of one restaurant in California. During fiscal 2023, we recognized $0.2 million of closed-store reserve expense, primarily related to the amortization of ROU assets, property taxes and CAM payments for our closed locations.

(d) During fiscal 2024, we completed the sale of one restaurant within California to an existing franchisee due to an expiring lease term on April 30, 2024. This sale resulted in cash proceeds of $0.1 million and a net loss on sale of restaurant of less than $0.1 million for the year-ended December 25, 2024. During fiscal 2023, we completed the sale of 18 company-operated restaurants within California, Utah and Texas to existing franchisees. These sales during 2023 resulted in cash proceeds of $7.7 million and a net gain on sale of restaurants of $5.0 million for the year ended December 27, 2023.

(e) Includes $0.9 million received from legal settlements, net of legal expenses.

(f) On July 30, 2014, we entered into the income tax receivable agreement ("TRA"). This agreement calls for us to pay to our pre-IPO stockholders 85% of the savings in cash that we realize in our taxes as a result of utilizing our net operating losses and other tax attributes attributable to preceding periods. For the years ended December 25, 2024, and December 27, 2023, income tax receivable agreement (income) expense consisted of the amortization of interest expense and changes in estimates for actual tax returns filed, related to our total expected TRA payments. On May 29, 2024, we terminated most of the obligations under the TRA, with respect to any payments or obligations owed to the Sellers thereunder in exchange for a payment to the Sellers of $0.4 million. As of December 31, 2025 and December 25, 2024, there was no remaining obligations owed on our consolidated balance sheets.

(g) Consists of legal and professional costs related to shareholder activism and related matters.

(h) Consists of $0.3 million in legal costs related to the share distribution by Trimaran Group of substantially all shares of our common stock held by Trimaran Group to its investors, members and limited partners, which occurred on March 28, 2023.

(i) Consists of advisory fees pertaining to a shareholder rights agreement adopted in connection with a shareholder's accumulation of a significant amount of shares of our common stock. Refer to Note 16, "Shareholder Rights Agreement" for further details on the Shareholder Rights Agreement.

(j) Consists of duplicate rent expense for the corporate headquarter relocation. The Company moved headquarter locations during Q4 of fiscal year 2025. During the transition period the Company was still contractually obligated to pay rent expense for both the new location and old location at the same time.

(k) Represents costs incurred in connection with the implementation of a new "ERP" system which are included in general and administrative expenses.

(l) During fiscal 2022, one of our restaurants incurred damage resulting from a fire. In fiscal 2023, we incurred costs directly related to the fire of less than $0.1 million. We received $0.5 million in cash, net of the insurance deductible, from the insurance company during fiscal 2023, for which we recognized gains of $0.2 million, related to the reimbursement of property and equipment and expenses incurred and $0.3 million related to the reimbursement of lost profits. In fiscal 2024, the Company recognized gains of less than $0.1 million related to the reimbursement of property and equipment and expenses. The gain on recovery of insurance proceeds for the reimbursement of property and equipment and expenses and the reimbursement of lost profits, net of the related costs is included in the accompanying consolidated statements of income, for the year ended December 27, 2023, as a reduction of company restaurant expenses.

(m) Consists of costs associated with the transition of certain executive officers, such as severance and stock-based compensations costs and costs associated with restructuring certain positions in the organization.

(n) Pre-opening costs are a component of general and administrative expenses, and consist of costs directly associated with the opening of new restaurants and incurred prior to opening, including management labor costs, staff labor costs during training, food and supplies used during training, marketing costs, and other related pre-opening costs. These are generally incurred over the three to five months prior to opening. Pre-opening costs also include occupancy costs incurred between the date of possession and the opening date for a restaurant.

Liquidity and Capital Resources

Our primary sources of liquidity and capital resources have been cash provided from operations, cash and cash equivalents, and the 2022 Revolver (as defined below). Our primary requirements for liquidity and capital are new restaurants, existing restaurant capital investments (remodels and maintenance),lease obligations, interest payments on our debt, working capital and general corporate needs. Our working capital requirements are not significant, since our customers pay for their purchases in cash or by payment card (credit or debit) at the time of sale. Thus, we are able to sell many of our inventory items before we have to pay our suppliers. Our restaurants do not require significant inventories or receivables. We believe that these sources of liquidity and capital are sufficient to finance our continued operations, including planned capital expenditures, for at least the next 12 months and beyond from the issuance of the consolidated financial statements.

However, depending on macroeconomic conditions, our financial performance and liquidity could be further impacted and could impact our ability to meet certain financial covenants required in our 2022 Credit Agreement (as defined in Note 7 "Long-Term Debt"), specifically the lease-adjusted coverage ratio and fixed-charge coverage ratio.

Cash Flows

The following table presents summary cash flow information for the years indicated:

| (Amounts in thousands) | Fiscal Year | | |
	2025 (53-Weeks)	2024 (52-Weeks)	2023 (52-Weeks)
Net cash provided by (used in)			
Operating activities	$ 48,076	$ 46,781	$ 40,688
Investing activities	(22,635)	(18,940)	(13,447)
Financing activities	(21,697)	(32,645)	(40,446)
Net increase/(decrease) in cash	$ 3,744	$ (4,804)	$ (13,205)

Operating Activities

In fiscal 2025, net cash provided by operating activities increased by $1.3 million compared to fiscal 2024. This increase was primarily due to a $6.8 million increase in net income excluding non-cash and reconciling items disclosed within our consolidated statement of cash flows, partially offset by a $5.5 million unfavorable change in operating assets and liabilities. The $6.8 million increase in net income excluding non-cash and reconciling items was primarily driven by favorable changes in non-cash and reconciling items including deferred income taxes and stock-based compensation expense. The $5.5 million of unfavorable changes in operating assets and liabilities was primarily driven by unfavorable changes in accrued salaries and vacation, accounts and other receivables, and income taxes receivable (payable), partially offset by favorable changes in accounts payable.

In fiscal 2024, net cash provided by operating activities increased by $6.1 million compared to fiscal 2023. This increase was due primarily to an increase in profitability and favorable working capital fluctuations during fiscal 2024.

Investing Activities

In fiscal 2025, net cash used in investing activities increased by $3.7 million compared to fiscal 2024. This change was primarily due to the increase purchases of property and equipment.

In fiscal 2024, net cash used in investing activities increased by $5.5 million compared to fiscal 2023. This increase was primarily due to cash proceeds of $7.7 million received during fiscal 2023 related to the sale of 18 company-operated restaurants to existing franchisees.

Financing Activities

In fiscal 2025, net cash used in financing activities decreased by $10.9 million compared to fiscal 2024. The decrease was primarily due to repurchases of shares of our common stock of $20.6 million during the year ended December 25, 2024 compared to repurchases of shares of our common stock of $1.8 million during the year ended December 31, 2025. The change was partially offset by $20.0 million in net paydowns on the 2022 Revolver during the year ended December 31, 2025 compared to $13.0 million in net paydowns during the year ended December 25, 2024.

In fiscal 2024, net cash used in financing activities decreased by $7.8 million compared to fiscal 2023. The decrease was primarily due to repurchases of shares of our common stock of $20.6 million during the year ended December 25, 2024 compared to repurchases of shares of our common stock of $59.2 million during the year ended December 27, 2023. The change was offset by $13.0 million in net pay downs on the 2022 Revolver during the year ended December 25, 2024 compared to $18.0 million in net borrowings during the year ended December 27, 2023.

Debt and Other Obligations

We, as a guarantor, are a party to a credit agreement (the "2022 Credit Agreement") among our wholly-owned subsidiary, El Pollo Loco, Inc. ("EPL"), as borrower, and our direct subsidiary. EPL Intermediate, Inc. ("Intermediate"), as a guarantor, Bank of America, N.A., as administrative agent, swingline lender, and letter of credit issuer, the lenders party thereto, and the other parties thereto, which provides for a $150.0 million five-year senior secured revolving credit facility (the "2022 Revolver"). The 2022 Revolver, which is available pursuant to the 2022 Credit Agreement, includes a sub limit of $15.0 million for letters of credit and a sub limit of $15.0 million for swingline loans. The 2022 Revolver and 2022 Credit Agreement will mature on July 27, 2027. The obligations under the 2022 Credit Agreement and related loan documents are guaranteed by us. The obligations of our company, EPL and Intermediate under the 2022 Credit Agreement and related loan documents are secured by a first priority lien on substantially all of their respective assets.

Under the 2022 Revolver, we are restricted from making certain payments such as cash dividends or share repurchases, except that we may, inter alia, (i) pay up to $1.0 million per year to repurchase or redeem our qualified equity interests held by our past or present officers, directors, or employees (or their estates) upon death, disability, or termination of employment, (ii) pay under the TRA, and (iii) so long as no default or event of default has occurred and is continuing, (a) make non-cash repurchases of equity interests in connection with the exercise of stock options by directors, officers and management, provided that those equity interests represent a portion of the consideration of the exercise price of those stock options, (b) pay up to $0.5 million in any 12-month consecutive period to redeem, repurchase or otherwise acquire equity interests of any subsidiary that is not a wholly-owned subsidiary from any holder of equity interest in such subsidiary, (c) pay up to $2.5 million per year pursuant to stock option plans, employment agreements, or incentive plans, (d) make up to $5.0 million in other restricted payments per year, and (e) make other restricted payments, subject to our compliance, on a pro forma basis, with (x) a lease-adjusted consolidated leverage ratio not to exceed 4.25 times and (y) the financial covenants applicable to the 2022 Revolver.

Borrowings under the 2022 Credit Agreement (other than any swingline loans) bear interest, at the borrower's option, at rates based upon either the secured overnight financing rate ("SOFR") or a base rate, plus, for each rate, a margin determined in accordance with a lease-adjusted consolidated leverage ratio-based pricing grid. The base rate is calculated as the highest of (a) the federal funds rate plus 0.50%, (b) the published Bank of America prime rate, or (c) Term SOFR with a term of one-month SOFR plus 1.00%. For Term SOFR loans, the margin is in the range of 1.25% to 2.25%, and for base rate loans the margin is in a range of 0.25% to 1.25%. Borrowings under the 2022 Revolver may be repaid and reborrowed. For borrowings under the 2022 Revolver during fiscal 2025, the interest rate range was 5.3% to 7.75%. For borrowings under the 2022 Revolver during fiscal 2024, the interest rate range was 5.7% to 7.0%. The interest rate under the 2022 Revolver was 5.3% at December 31, 2025 and 5.7% under the 2022 Revolver at December 25, 2024.

The 2022 Credit Agreement contains certain financial covenants. We were in compliance with the financial covenants as of December 31, 2025.

At December 31, 2025, $10.3 million of letters of credit and $51.0 million of the revolving line of credit were outstanding. The amount available under the revolving line of credit was $88.7 million at December 31, 2025.

See Note 7, "Long-Term Debt" in the accompanying "Notes to Consolidated Financial Statements" in this Annual Report for additional information.

Material Cash Requirements

Our total capital expenditures for 2025 were $26.9 million. In 2025, we spent approximately $3.1 million on the development and construction of our new restaurants, $10.4 million on remodels of existing restaurants, and $3.5 million on our new corporate office location. The remaining $9.9 million of capital expenditures during 2025 were related to investments in existing restaurants, including new equipment and hardware, technology to optimize efficiencies, and similar improvements. In 2026, we expect to incur between $37 million and $40 million in total capital expenditures, of which we expect approximately $8 million to $9 million will be related to our construction of new restaurants, $14 million to $15 million will be related to remodeling of existing restaurants, including new equipment and hardware, technology to optimize efficiencies, minor remodeling and similar improvements, and $6 million to $7 million related to sales driving and cost savings initiatives. Finally, we expect a portion of our incurred capital expenditures in 2026 to be for additional corporate initiatives, including investments in technology for support centers to boost innovation, enhancing the customer experience, and improving operations. We expect to fund these capital expenditures primarily with operating cash flows.

The following table summarizes our other current and long-term material cash requirements as of December 31, 2025, which we expect to fund primarily with operating cash flows:

		Payments Due by Period			
(Amounts in thousands)	Total	2026	2027 - 2028	2029 - 2030	2031 and thereafter
Operating leases [1]	$ 225,488	$ 28,905	$ 52,962	$ 41,051	$ 102,570
Finance leases [1]	1,592	169	274	192	957
Long-term debt [2]	55,460	2,893	52,567	—	—
Purchasing commitments—chicken[3]	26,232	26,232	—	—	—
Total	$ 308,772	$ 58,199	$ 105,803	$ 41,243	$ 103,527

(1) *Operating and Finance Leases* — Represents future minimum lease payments for our restaurants and the principal payments during the lease terms, respectively. Refer to Note 6 "Leases" in the accompanying "Notes to Consolidated Financial Statements" in this Annual Report for further details regarding our obligations and the timing of expected payments.

(2) *Long-Term Debt* — Represents our contractual debt obligations. Includes expected interest expenses, calculated based on applicable interest rates at December 31, 2025. Refer to Note 7 "Long-Term Debt" in the accompanying "Notes to Consolidated Financial Statements" in this Annual Report for further details regarding our obligations and the timing of expected payments.

(3) ***Purchasing Commitments (Chicken)*** — Reflects contractual purchase commitments for goods related to restaurant operations. Refer to Note 14 "Commitments and Contingencies" in the accompanying "Notes to Consolidated Financial Statements" in this Annual Report for further details regarding our obligations.

Share Repurchases

Share Repurchase Program

On November 2, 2023, we announced that the Board approved a share repurchase program ("Share Repurchase Program") under which we were authorized to repurchase up to $20,000,000 of shares of our common stock. Under the Share Repurchase Program, we were permitted to repurchase our common stock from time to time, in amounts and at prices that we deemed appropriate, subject to market conditions and other considerations. Pursuant to the Share Repurchase Program, we were authorized to effect repurchases using open market purchases, including pursuant to Rule 10b5-1 trading plans, and/or through privately negotiated transactions. The repurchase program did not obligate us to acquire any particular number of shares.

On December 4, 2023, we repurchased 1.5 million shares of our common stock for a total purchase price of $12.6 million under the Stock Repurchase Program. Following completion of this repurchase, approximately $7.4 million of our common stock remained available for repurchase under the Share Repurchase Program at December 27, 2023. For the year ended December 25, 2024, we repurchased 535,628 shares of common stock under the Share Repurchase Program, using open market purchases, for total consideration of approximately $5.6 million. Following completion of these repurchases, approximately $1.8 million of our common stock remained available for repurchase under the Share Repurchase Program at December 25, 2024.

For the year ended December 31, 2025, we repurchased 163,229 shares of our common stock for a total purchase price of $1.8 million under the Stock Repurchase Program. The repurchase program was terminated on March 31, 2025.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under current circumstances in making judgments about the carrying value of assets and liabilities that are not readily available from other sources. We evaluate our estimates on an on-going basis. Actual results may differ from these estimates under different assumptions or conditions.

Accounting policies are an integral part of our financial statements. A thorough understanding of these accounting policies is essential when reviewing our reported results of operations and our financial position. Management believes that the critical accounting policies and estimates discussed below involve the most difficult management judgments, due to the sensitivity of the methods and assumptions used. Our significant accounting policies are described in Note 2 "Summary of Significant Accounting Policies" in the accompanying "Notes to Consolidated Financial Statements" in this Annual Report.

Revenue Recognition

We record revenue from company-operated restaurants as food and beverage products are delivered to customers and payment is tendered at the time of sale. We present sales net of sales-related taxes and promotional allowances. In the case of gift card sales, we record revenue when the gift card is redeemed by the customer. We record royalties from franchised restaurant sales based on a percentage of restaurant revenues in the period that the related franchised restaurants' revenues are earned. The initial franchise services, or exclusivity of the development agreements, are not distinct from the continuing rights or services offered during the term of the franchise agreement and are, therefore, treated as a single performance obligation. As such, initial franchise and development fees received, and subsequent renewal fees, are recognized over the franchise, or renewal, term, which is typically 20 years.

The Company offers a loyalty rewards program, which awards a customer points for dollars spent. Customers earn points for each dollar spent and points can be redeemed for multiple redemption options. If a customer does not earn or use points within a one-year period, their account is deactivated and all points expire. When a customer is part of the rewards program, the obligation to provide future discounts related to points earned is considered a separate performance obligation, to which a portion of the transaction price is allocated. The performance obligation related to loyalty points is deemed to have been satisfied, and the amount deferred in the balance sheet is recognized as revenue, when the points are transferred to a reward and redeemed, the reward or points have expired, or the likelihood of redemption is remote. A portion of the transaction price is allocated to loyalty points, if necessary, on a pro-rata basis, based on stand-alone selling price, as determined by menu pricing and loyalty points terms.

Goodwill and Indefinite-Lived Intangible Assets, Net

Intangible assets consist primarily of goodwill and trademarks.

We do not amortize our goodwill and indefinite-lived intangible assets. We perform an annual impairment test for goodwill during the fourth fiscal quarter of each year, or more frequently if impairment indicators arise.

We perform an annual impairment test for indefinite-lived intangible assets during the fourth fiscal quarter of each year, or more frequently if impairment indicators arise. An impairment test consists of either a qualitative assessment or a comparison of the fair value of an intangible asset with its carrying amount. The excess of the carrying amount of an intangible asset over its fair value is its impairment loss.

These assumptions used in our estimates of fair value are generally consistent with past performance and are also consistent with the projections and assumptions that we use in our forward-looking operating plans. These assumptions are subject to change as a result of changing economic and competitive conditions. Changes in these estimates and assumptions could materially affect our determinations of fair value and impairment.

Upon the sale or refranchising of a restaurant, we evaluate whether there is a decrement of goodwill. The amount of goodwill included in the cost basis of the asset sold is determined based on the relative fair value of the portion of the reporting unit disposed of compared to the fair value of the reporting unit retained. The fair value of the portion of the reporting unit disposed of in a refranchising is determined by reference to the discounted value of the future cash flows expected to be generated by the restaurant and retained by the franchisee, which includes a deduction for the anticipated, future royalties the franchisee will pay us associated with the franchise agreement entered into simultaneously with the refranchising transition. The fair value of the reporting unit retained is based on the price a willing buyer would pay for the reporting unit and includes the value of franchise agreements. As such, the fair value of the reporting unit retained can include expected cash flows from future royalties from those restaurants currently being refranchised, future royalties from existing franchise businesses and company restaurant operations. During fiscal 2025 and fiscal 2024, we determined that there were no indicators of potential impairment of our goodwill and indefinite-lived intangible assets. Accordingly, we did not record any impairment to our goodwill or indefinite-lived intangible assets in fiscal 2025 and fiscal 2024. During fiscal 2023, we determined that, in connection with the sale of 18 units, there were indicators of potential impairment of our goodwill and indefinite lived intangible assets. After completing the impairment analysis, we did not record any decrement to goodwill related to the disposition of restaurants in fiscal 2023.

Property and Equipment and ROU Assets

We state the value of our property and equipment, including primarily leasehold improvements and restaurant equipment, furniture, and fixtures, at cost, minus accumulated depreciation and amortization.

We review our property and equipment and ROU assets for impairment on a restaurant-by-restaurant basis whenever events or changes in circumstances indicate that the carrying value of certain assets may not be recoverable. We consider a triggering event to have occurred related to a specific restaurant if the restaurant's AUV for the last twelve months are less than a minimum threshold or if consistent levels of undiscounted cash flows for the remaining lease period are less than the carrying value of the restaurant's assets. If we conclude that the carrying value of certain assets will not be recovered based on expected undiscounted future cash flows, an impairment write-down is recorded to reduce the assets to their estimated fair value. The fair value is measured on a nonrecurring basis using unobservable (Level 3) inputs. There is uncertainty in the projected undiscounted future cash flows used in our impairment review analysis. Further, the projected undiscounted future cash flows require management to develop estimates and assumptions about future revenue transaction growth rates, menu pricing changes, and restaurant operating margins, which are made more uncertain by the impact of the current inflationary pressures on our business. If actual performance does not achieve the projections, we may recognize impairment charges in future periods, and such charges could be material.

Insurance Reserves

We are responsible for workers' compensation, general, and health insurance claims up to a specified amount. We maintain a reserve for estimated claims both reported and incurred but not reported, based on historical claims experience and other assumptions. In estimating our insurance accruals, we utilize independent actuarial estimates of expected losses, which are based on statistical analyses of historical data. The Company utilizes an actuary to estimate its workers' compensation reserves and significant assumptions in the estimate included loss development factors, expected loss rates, and weighting of methods. Our actuarial assumptions are closely monitored and adjusted when warranted by changing circumstances. Should claims occur or medical costs increase in greater amounts than we have expected, accruals may not be sufficient, and we may record additional expenses.

Accounting for Lease Obligations

We lease a substantial number of our restaurant properties. At the inception of each lease, we evaluate the property and the lease to determine whether the lease is an operating lease or a finance lease. This lease accounting evaluation may require significant judgment in determining the fair value and useful life of the leased property and the appropriate lease term. The lease term used for the evaluation includes renewal option periods only in instances in which the exercise of the renewal option can be reasonably assured because failure to exercise such an option would result in an economic penalty. Such an economic penalty would typically result from our having to abandon a building or fixture with remaining economic value upon vacating a property.

We make significant assumptions and judgments related to determination of whether a contract contains a lease and the discount rate used for the lease. In determining if any of our contracts contain a lease, we make assumptions and judgments related to our ability to direct the use of any assets stated in the contract and the likelihood of renewing any short-term contracts for a period extending past twelve months. We also make significant assumptions and judgments in determining an appropriate discount rate for property leases. These include using a consistent discount rate for a portfolio of leases entered into at varying dates, using the full 20-year term of the lease, excluding any options, and using the total minimum lease payments. We utilize a third-party valuation firm to assist in determining the discount rate, based on the above assumptions. For all other leases, we use the discount rate implicit in the lease, or the Company's incremental borrowing rate.

Income Taxes

We use the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. As of December 31, 2025, we had no federal and less than $0.1 million state net operating loss ("NOL") carryforwards. These State NOLs expire beginning 2029.

A valuation allowance is required when there is significant uncertainty as to whether certain deferred tax assets can be realized. The ability to realize deferred tax assets is dependent upon our ability to generate sufficient taxable income within the carryforward periods provided for in the tax law for each tax jurisdiction. We have considered the following possible sources of taxable income when assessing the realization of our deferred tax assets:

- future reversals of existing taxable temporary differences;

- future taxable income or loss, exclusive of reversing temporary differences and carryforwards;

- tax-planning strategies; and

- taxable income in prior carryback years.

We will continue to reevaluate the continued need for a valuation allowance. Relevant factors include:

- current financial performance;

- our ability to meet short-term and long-term financial and taxable income projections;

- the overall market environment; and

- the volatility and trends in the industry in which we operate.

All of the factors that we consider in evaluating treatment of a deferred tax asset valuation allowance involve significant judgment. For example, there are many different interpretations of "cumulative losses in recent years" that can be used. Also, significant judgment is involved in making projections of future financial and taxable income, especially because our financial results are significantly dependent upon industry trends. Any change in our valuation allowance will significantly impact our financial results in the period of that change.

When there are uncertainties related to potential income tax benefits, in order to qualify for recognition, the position we take has to have at least a "more likely than not" chance of being sustained (based on the position's technical merits) upon challenge by the responsible authorities. The term "more likely than not" means a likelihood of more than 50%. Otherwise, we may not recognize any of the potential tax benefits associated with that position. We recognize a benefit for a tax position that meets the "more likely than not" criterion as the largest amount of tax benefit that is greater than 50% likely to be realized upon its effective resolution. Unrecognized tax benefits involve our judgment regarding the likelihood of a benefit being sustained. The final resolutions of uncertain tax positions could result in adjustments to recorded amounts and affect our results of operations, financial position, and cash flows. However, we anticipate that any such adjustments would not materially impact our financial statements.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

On July 27, 2022, we refinanced and entered into the 2022 Credit Agreement, which provides for a $150 million five-year senior secured revolving facility. We are exposed to market risk from changes in interest rates on our debt, which bears interest at SOFR plus a margin between 1.25% and 2.25%. As of December 31, 2025, we had outstanding borrowings of $51.0 million under our 2022 Revolver, $10.3 million of letters of credit in support of our insurance programs, and the applicable margin on outstanding borrowings under 2022 Revolver was 1.5%. A 1.0% increase in the effective interest rate applied to our 2022 Revolver borrowings would result in a pre-tax interest expense increase of $0.5 million on an annualized basis.

During the year ended December 31, 2025, we borrowed $9.0 million and paid down $29.0 million on our 2022 Revolver and the outstanding balance as of December 31, 2025 was $51.0 million. Borrowings under the 2022 Credit Agreement (other than any swingline loans) bear interest, at the borrowers' option, at rates based upon either SOFR or a base rate, plus, for each rate, a margin determined in accordance with a lease-adjusted consolidated leverage ratio-based pricing grid. If future rates based upon SOFR are higher than SOFR rates as currently determined, we may experience potential increases in interest rates on our variable rate debt, which could adversely impact our interest expense, results of operations and cash flows.

Inflation

Inflation has an impact on food, paper, construction, utility, labor and benefits and general and administrative costs, as well as other costs, all of which can materially impact our operations. In general, we have been able to substantially offset cost increases thus far resulting from inflation by increasing menu prices, managing menu mix, improving productivity, or making other adjustments. We may not be able to offset cost increases in the future. In addition, we have a substantial number of hourly employees who are paid wage rates at or based on the applicable federal, state, or local minimum wage, and increases in the minimum wage will increase our labor costs.

Commodity Price Risk

We are exposed to market price fluctuation in food product prices. Given the historical volatility of certain of our food product prices, including chicken, other proteins, grains, produce, dairy products, and cooking oil, these fluctuations can materially impact our food and beverage costs. While our purchasing commitments partially mitigate the risk of such fluctuations, there is no assurance that supply and demand factors such as diseases or inclement weather will not cause the prices of the commodities used in our restaurant operations to fluctuate. In periods when the prices of commodities drop, we may pay higher prices under our purchasing commitments. In rapidly fluctuating commodities markets, it may prove difficult for us to adjust our menu prices in accordance with input price fluctuations due to trade tariffs, natural disasters and other world events. Therefore, to the extent that we do not pass along cost increases to our customers, our results of operations may be adversely affected. At this time, we do not use financial instruments to hedge our commodity risk.

ITEM 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

EL POLLO LOCO HOLDINGS, INC. AND SUBSIDIARIES

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
El Pollo Loco Holdings, Inc.
Costa Mesa, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of El Pollo Loco Holdings, Inc. (the "Company") as of December 31, 2025 and December 25, 2024, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and December 25, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated March 13, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimation of workers' compensation liabilities

As discussed in Note 2 to the consolidated financial statements, the Company accrued $10.3 million of workers' compensation reserves in accrued insurance as of December 31, 2025. The Company maintains a reserve for estimated claims both reported and incurred but not reported. Significant assumptions in the estimate included loss development factors, expected loss rates, and weighting of methods.

We identified the evaluation of certain methods and assumptions used in the estimation of the underlying workers' compensation reserves as a critical audit matter. Specifically, the estimation was subject to inherent uncertainty and required especially subjective auditor judgment, including the involvement of actuarial professionals with specialized skills and knowledge to evaluate certain methods and assumptions including loss development factors, and expected loss rates.

The primary procedures we performed to address this critical audit matter included:

- Testing the design and operating effectiveness of internal controls over the Company's workers' compensation reserves.

- Utilizing actuarial professionals with specialized skills and knowledge to assist with assessing the reasonableness of certain methods and assumptions used, including loss development factors and expected loss rates by:

  - Developing an independent reasonable range for the workers' compensation reserves using an alternative combination of methods and assumptions based on the Company's historical data.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2011.

Costa Mesa, California
March 13, 2026

EL POLLO LOCO HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

		December 31, 2025		December 25, 2024
Assets				
Current assets:				
Cash and cash equivalents	$	6,228	$	2,484
Accounts and other receivables, net		11,210		9,471
Inventories		1,810		1,938
Prepaid expenses and other current assets		6,369		5,509
Income tax receivable		—		493
Total current assets		25,617		19,895
Property and equipment, net		97,043		86,149
Property and equipment held under finance lease, net		1,303		1,499
Property and equipment held under operating leases, net ("ROU asset")		167,972		170,494
Goodwill		248,674		248,674
Trademarks		61,888		61,888
Deferred tax assets		187		336
Other assets		3,964		3,079
Total assets	$	**606,648**	$	**592,014**
Liabilities and Stockholders' Equity				
Current liabilities:				
Current portion of obligations under finance leases	$	142	$	170
Current portion of obligations under operating leases		17,616		19,738
Accounts payable		15,668		12,087
Accrued salaries and vacation		11,070		13,926
Accrued insurance		11,987		11,417
Accrued income taxes payable		1,567		2,105
Accrued interest		44		319
Other accrued expenses and current liabilities		20,985		15,896
Total current liabilities		79,079		75,658
Revolver loan		51,000		71,000
Obligations under finance leases, net of current portion		1,436		1,583
Obligations under operating leases, net of current portion		170,812		170,529
Deferred tax liabilities, net		7,611		6,357
Other noncurrent liabilities		5,633		6,218
Total liabilities		**315,571**		**331,345**
Commitments and contingencies (Note 14)				
Stockholders' equity				
Preferred stock, $0.01 par value, 100,000,000 shares authorized; 100,000 shares designated as Series A Preferred Stock; none issued or outstanding		—		—
Common stock, $0.01 par value, 200,000,000 shares authorized; 29,957,385 and 29,839,721 shares issued and outstanding as of December 31, 2025 and December 25, 2024, respectively		299		298
Additional paid-in-capital		247,224		241,462
Retained earnings		43,554		18,909
Total stockholders' equity		291,077		260,669
Total liabilities and stockholders' equity	$	**606,648**	$	**592,014**

See notes to consolidated financial statements.

EL POLLO LOCO HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share data)

		For the Fiscal Years Ended				
		December 31, 2025		December 25, 2024		December 27, 2023
Revenue						
Company-operated restaurant revenue	$	405,817	$	396,260	$	398,437
Franchise revenue		52,389		45,561		41,002
Franchise advertising fee revenue		31,840		31,187		29,225
Total revenue		490,046		473,008		468,664
Cost of operations						
Food and paper cost		100,083		100,725		108,250
Labor and related expenses		127,258		127,179		127,244
Occupancy and other operating expenses		106,386		99,280		101,398
Gain on recovery of insurance proceeds, lost profits, net		—		—		(327)
Company restaurant expenses		333,727		327,184		336,565
General and administrative expenses		50,258		46,270		42,025
Franchise expenses		47,762		42,307		38,404
Depreciation and amortization		15,966		15,717		15,235
Loss on disposal of assets		277		221		192
Gain on recovery of insurance proceeds, property, equipment and expenses		—		(41)		(247)
Loss (gain) on disposition of restaurants		—		7		(5,034)
Impairment and closed-store reserves		11		175		1,732
Total expenses		448,001		431,840		428,872
Income from operations		42,045		41,168		39,792
Interest expense, net		4,470		5,899		4,811
Income tax receivable agreement (income) expense		—		(20)		103
Income before provision for income taxes		37,575		35,289		34,878
Provision for income taxes		11,089		9,605		9,324
Net income	$	26,486	$	25,684	$	25,554
Net income per share						
Basic	$	0.91	$	0.86	$	0.75
Diluted	$	0.90	$	0.86	$	0.74
Weighted-average shares used in computing net income per share						
Basic		29,178,940		29,850,256		34,253,542
Diluted		29,396,890		30,034,978		34,374,706

See notes to consolidated financial statements.

EL POLLO LOCO HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Fiscal Years Ended		
	December 31, 2025	December 25, 2024	December 27, 2023
Net income	$ 26,486	$ 25,684	$ 25,554
Other comprehensive (loss) income			
Changes in derivative instruments			
Reclassifications of loss into net income	—	—	(170)
Income tax benefit	—	—	44
Other comprehensive (loss), net of taxes	—	—	(126)
Comprehensive income	$ 26,486	$ 25,684	$ 25,428

See notes to consolidated financial statements.

EL POLLO LOCO HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Amounts in thousands, except share data)

	Common Stock		Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balance, December 29, 2022	37,008,061	$ 370	$ 292,244	$ (11,592)	$ 126	$ 281,148
Stock-based compensation	—	—	2,964			2,964
Issuance of common stock related to restricted shares, net	454,081	5	(5)			—
Issuance of common stock upon exercise of stock options, net	219,960	2	1,169			1,171
Shares repurchased for employee tax withholdings	(26,344)	—	(243)			(243)
Repurchase of common stock	(6,030,850)	(61)	(59,155)			(59,216)
Repurchase of common stock - excise tax	—	—	(556)			(556)
Forfeiture of common stock related to restricted shares	(271,685)	(3)	3			—
Other comprehensive loss, net of income tax	—	—	—		(126)	(126)
Net income	—	—	—	25,554		25,554
Balance, December 27, 2023	31,353,223	313	236,421	13,962	—	250,696
Stock-based compensation	—	—	3,931			3,931
Issuance of common stock related to restricted shares, net	513,723	5	(5)			—
Issuance of common stock upon exercise of stock options, net	163,696	2	1,554			1,556
Shares repurchased for employee tax withholdings	(36,689)	—	(440)			(440)
Repurchase of common stock	(2,069,931)	(21)	—	(20,563)		(20,584)
Repurchase of common stock - excise tax	—	—	—	(174)		(174)
Forfeiture of common stock related to restricted shares	(84,301)	(1)	1			—
Other comprehensive income, net of income tax	—	—	—		—	—
Net income	—	—	—	25,684		25,684
Balance, December 25, 2024	29,839,721	298	241,462	18,909	—	260,669
Stock-based compensation	—	—	5,396			5,396
Issuance of common stock related to restricted shares, net	410,740	4	(4)			—
Issuance of common stock upon exercise of stock options, net	113,307	1	1,104			1,105
Shares repurchased for employee tax withholdings	(71,917)	(1)	(736)			(737)
Repurchase of common stock	(163,229)	(1)	—	(1,841)		(1,842)
Forfeiture of common stock related to restricted shares	(171,237)	(2)	2			—
Net income	—	—	—	26,486		26,486
Balance, December 31, 2025	29,957,385	$ 299	$ 247,224	$ 43,554	$ —	$ 291,077

See notes to consolidated financial statements.

EL POLLO LOCO HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the Fiscal Years Ended		
	December 31, 2025	December 25, 2024	December 27, 2023
Cash flows from operating activities:			
Net income	$ 26,486	$ 25,684	$ 25,554
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Depreciation and amortization	15,966	15,717	15,235
Stock-based compensation expense	5,396	3,931	2,964
Income tax receivable agreement (income) expense	—	(20)	103
Fire insurance proceeds for expenses paid and lost profit	—	—	327
Loss (gain) on disposition of restaurants	—	7	(5,034)
Loss on disposal of assets	277	221	192
Gain on recovery of insurance proceeds, property, equipment and expenses, net	—	(41)	(247)
Impairment of property and equipment and ROU assets	—	123	1,536
Amortization of deferred financing costs	195	197	201
Deferred income taxes, net	1,403	(2,857)	906
Changes in operating assets and liabilities:			
Accounts and other receivables	(1,739)	677	(216)
Inventories	128	(27)	531
Prepaid expenses and other current assets	(860)	125	(1,972)
Income taxes receivable (payable)	(45)	1,695	838
Operating lease assets	19,989	19,133	19,040
Other assets	(1,080)	(232)	(309)
Accounts payable	4,808	(544)	(3,965)
Accrued salaries and vacation	(2,856)	4,594	459
Accrued insurance	569	(414)	711
Payment related to tax receivable agreement	—	(399)	(350)
Operating lease liabilities	(19,287)	(19,105)	(19,120)
Other accrued expenses and liabilities	(1,274)	(1,684)	3,304
Net cash flows provided by operating activities	48,076	46,781	40,688
Cash flows from investing activities:			
Proceeds from disposition of restaurants	—	100	7,722
Proceeds from fire insurance for property and equipment	—	41	163
Purchase of property and equipment	(22,635)	(19,081)	(21,332)
Net cash flows used in investing activities	(22,635)	(18,940)	(13,447)
Cash flows from financing activities:			
Proceeds from borrowings on revolver and swingline loans	9,000	14,000	39,000
Payments on revolver and swingline loan	(29,000)	(27,000)	(21,000)
Minimum tax withholdings related to net share settlements	(737)	(440)	(243)
Proceeds from issuance of common stock upon exercise of stock options, net of expenses	1,105	1,556	1,171
Payment of obligations under finance leases	(223)	(207)	(158)
Repurchases of common stock	(1,842)	(20,554)	(59,216)
Net cash flows used in financing activities	(21,697)	(32,645)	(40,446)
Increase/(Decrease) in cash and cash equivalents	3,744	(4,804)	(13,205)
Cash and cash equivalents, beginning of period	2,484	7,288	20,493
Cash and cash equivalents, end of period	$ 6,228	$ 2,484	$ 7,288

	For the Fiscal Years Ended		
	December 31, 2025	December 25, 2024	December 27, 2023
Supplemental cash flow information			
Cash paid during the period for interest	$ 4,381	$ 5,890	$ 4,819
Cash paid during the period for income taxes, net	$ 9,730	$ 10,351	$ 7,721
Unpaid purchases of property and equipment	$ 8,384	$ 3,969	$ 5,098
Unpaid repurchases of common stock and excise tax	$ -	$ 204	$ —

See notes to consolidated financial statements.

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

El Pollo Loco Holdings, Inc. ("Holdings") is a Delaware corporation headquartered in Costa Mesa, California. Holdings and its direct and indirect subsidiaries are collectively referred to herein as the "Company." The Company's activities are conducted principally through its indirect wholly-owned subsidiary, El Pollo Loco, Inc. ("EPL"), which develops, franchises, licenses and operates quick-service restaurants under the name El Pollo Loco ®. The restaurants, which are located principally in California but also in Arizona, Nevada, Texas, Colorado, Utah Louisiana, New Mexico and Washington, specialize in fire-grilling citrus-marinated chicken in a wide variety of contemporary Mexican and LA-inspired entrees, including specialty chicken burritos, chicken quesadillas, chicken tostada salads, chicken tortilla soup, variations on the Company's Pollo Bowl®, Pollo Salads and Pollo Fit entrees. At December 31, 2025, the Company-operated 175 (132 in the greater Los Angeles area) and franchised 328 (148 in the greater Los Angeles area) El Pollo Loco restaurants. In addition, as of December 31, 2025, the Company licensed 8 restaurants in the Philippines.

Holdings has no material assets or operations. Holdings and Holdings' direct subsidiary, EPL Intermediate, Inc. ("Intermediate"), guarantee EPL's 2022 Revolver (see Note 7 "Long-Term Debt") on a full and unconditional basis and Intermediate has no subsidiaries other than EPL. EPL is a separate and distinct legal entity, and has no obligation to make funds available to Intermediate. EPL and Intermediate may pay dividends to Intermediate and to Holdings, respectively.

The Company operates in one operating segment. All significant revenues relate to retail sales of food and beverages through either company-operated or franchised-operated restaurants.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Liquidity

The Company's principal liquidity and capital requirements are new restaurants, existing restaurant capital investments (remodels and maintenance), interest payments on its debt, lease obligations and working capital and general corporate needs. At December 31, 2025, the Company's total debt was $51.0 million. The Company's ability to make payments on its indebtedness and to fund planned capital expenditures depends on available cash and its ability to generate adequate cash flows in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond the Company's control. Based on current operations, the Company believes that its cash flow from operations, available cash of $6.2 million at December 31, 2025, and the outstanding borrowing availability under the 2022 Revolver (as defined in Note 7 "Long-Term Debt") will be adequate to meet the Company's liquidity needs for the next twelve months from the issuance of the consolidated financial statements.

Basis of Presentation

The Company uses a 52- or 53-week fiscal year ending on the last Wednesday of each calendar year. Fiscal 2025, 2024, and 2023 ended on December 31, 2025, December 25, 2024 and December 27, 2023, respectively. In a 52-week fiscal year, each quarter includes 13 weeks of operations. In a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Approximately every five or six years a 53-week fiscal year occurs. Fiscal 2025 was a 53-week year. 53-week years may cause revenues, expenses, and other results of operations to be higher due to the additional week of operations.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Holdings and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and revenue and expenses during the periods reported. Actual results could materially differ from those estimates. The Company's significant estimates include estimates for impairment of goodwill, intangible assets and property and equipment, insurance reserves, lease accounting matters, contingent liabilities and income tax valuation allowances.

Cash and Cash Equivalents

The Company considers all liquid instruments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Concentration of Risk

Cash and cash equivalents are maintained at financial institutions and, at times, these balances may exceed federally-insured limits. The Company has never experienced any losses related to these balances.

The Company had one supplier for which amounts due at December 31, 2025 totaled 10.9% of the Company's accounts payable. As of December 25, 2024, the Company had one supplier for which the amount due totaled 19.7% of the Company's accounts payable. Purchases from the Company's largest supplier totaled 21.1% of the Company's purchases for fiscal 2025, 24.1% for fiscal 2024 and 26.6% for fiscal 2023 with no amounts payable at December 31, 2025 or December 25, 2024.

In fiscal 2025, 2024 and 2023, Company-operated and franchised restaurants in the greater Los Angeles area generated, in the aggregate, approximately 71.9%, 72.0%, and 71.3%, respectively, of total revenue. One franchisee accounted for 28.1% of total accounts receivable as of December 31, 2025, and one franchisee accounted for 28.4% of total accounts receivable as of December 25, 2024.

Management believes the loss of the significant supplier or franchisee could have a material adverse effect on the Company's consolidated results of operations and financial condition.

Accounts and Other Receivables, Net

Accounts and other receivables consist primarily of royalties, advertising and sublease rent and related amounts receivable from franchisees. Such receivables are due on a monthly basis, which may differ from the Company's fiscal month-end dates. Accounts and other receivables also include credit/debit card receivables. The need for an allowance for credit losses is reviewed on a specific identification basis and takes into consideration past due balances and the financial strength of the obligor.

Inventories

Inventories consist principally of food, beverages, packaging and supplies and are valued at the lower of average cost or net realizable value.

Property and Equipment, Net

Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. Expenditures for reimbursements and improvements that significantly add to the productivity capacity or extend the useful life are capitalized, while expenditures for maintenance and repairs are expensed as incurred. Leasehold improvements and property held under finance leases are amortized over the shorter of their estimated useful lives or the remaining lease terms. For leases with renewal periods at the Company's option, the Company generally uses the original lease term, excluding the option periods, to determine estimated useful lives; if failure to exercise a renewal option imposes an economic penalty on the Company, such that management determines at the inception of the lease that renewal is reasonably assured, the Company may include the renewal option period in the determination of appropriate estimated useful lives.

The estimated useful service lives are as follows:

Buildings	20 years
Land improvements	3—30 years
Building improvements	3—10 years
Restaurant equipment	3—10 years
Other equipment	2—10 years
Property/equipment held under finance leases	Shorter of useful life or lease term
Leasehold improvements	Shorter of useful life or lease term

The Company capitalizes certain directly attributable internal costs in conjunction with the acquisition, development and construction of future restaurants. The Company also capitalizes certain directly attributable costs, including interest, in conjunction with constructing new restaurants. These costs are included in property and amortized over the shorter of the life of the related buildings and leasehold improvements or the lease term. Costs related to abandoned sites and other site selection costs that cannot be identified with specific restaurants are charged to general and administrative expenses in the accompanying consolidated statements of income, and there was $0.1 million for the year ended December 31, 2025, none for the year ended December 25, 2024, and $0.2 million for the year ended December 27, 2023. The Company capitalized internal costs related to site selection and construction activities of $0.6 million, $0.6 million and $1.8 million for the years ended December 31, 2025, December 25, 2024 and December 27, 2023, respectively.

Impairment of Property and Equipment and ROU Assets

The Company reviews its property and equipment and right-of-use assets ("ROU assets") for impairment on a restaurant-by-restaurant basis whenever events or changes in circumstances indicate that the carrying value of certain property and equipment and ROU assets may not be recoverable. The Company considers a triggering event, related to property and equipment assets or ROU assets in a net asset position, to have occurred related to a specific restaurant if the restaurant's Average Unit Volume ("AUV") for the last twelve months are less than a minimum threshold or if consistent levels of undiscounted cash flows for the remaining lease period are less than the carrying value of the restaurant's assets. Additionally, the Company considers a triggering event, related to ROU assets, to have occurred related to a specific lease if the location has been closed or subleased and future estimated sublease income is less than current lease payments. As of December 31, 2025 and December 25, 2024, ROU assets related to closed or subleased restaurant locations totaled $28.9 million and $39.1 million, respectively. If the Company concludes that the carrying value of certain property and equipment and ROU assets will not be recovered based on expected undiscounted future cash flows, an impairment loss is recorded to reduce the property and equipment or ROU assets to their estimated fair value. The fair value is measured on a nonrecurring basis using unobservable (Level 3) inputs. There is uncertainty in the projected undiscounted future cash flows used in the Company's impairment review analysis, which requires the use of estimates and assumptions. If actual performance does not achieve the projections, or if the assumptions used change in the future, the Company may be required to recognize impairment charges in future periods, and such charges could be material. The Company determined that triggering events occurred for certain stores during the year ended December 31, 2025 that required an impairment review of the Company's property and equipment and ROU assets. Based on the results of this analysis, the Company did not record impairment charges for the year ended December 31, 2025.

In fiscal 2024, the Company recorded non-cash impairment charges of $0.1 million primarily related to the property and equipment assets of two restaurants in Nevada. In fiscal 2023, the Company recorded a non-cash impairment charge of $1.5 million primarily related to the carrying value of the ROU assets of one restaurant in California and the property and equipment assets of one restaurant in Nevada. Given the inherent uncertainty in projecting results for newer restaurants in newer markets, the Company is monitoring the recoverability of the carrying value of the assets of several restaurants on an ongoing basis. For these restaurants, if expected performance is not realized, an impairment charge may be recognized in future periods, and such charge could be material.

Closed-Store Reserves

When a restaurant is closed, the Company will evaluate the ROU asset for impairment, based on anticipated sublease recoveries. The remaining value of the ROU asset is amortized on a straight-line basis, with the expense recognized in closed-store reserves expense. Additionally, any property tax and common area maintenance ("CAM") payments relating to closed restaurants are also included within closed-store reserves expense.

During fiscal 2025, 2024 and 2023, the Company recognized less than $0.1 million, $0.1 million and $0.2 million, respectively, of closed-store reserves expense related to the amortization of ROU assets, property taxes and CAM payments for its closed locations.

Goodwill and Indefinite-Lived Intangible Assets

The Company's indefinite-lived intangible assets consist of trademarks. Goodwill represents the excess of cost over fair value of net identified assets acquired in business combinations accounted for under the purchase method. The Company does not amortize its goodwill and indefinite-lived intangible assets. Goodwill resulted from the acquisition of certain franchise locations.

Upon the sale or refranchising of a restaurant, the Company evaluates whether there is a decrement of goodwill. The amount of goodwill included in the cost basis of the asset sold is determined based on the relative fair value of the portion of the reporting unit disposed of compared to the fair value of the reporting unit retained. The Company reports as one reporting unit. The fair value of the portion of the reporting unit disposed of in a refranchising is determined by reference to the discounted value of the future cash flows expected to be generated by the restaurant and retained by the franchisee, which includes a deduction for the anticipated, future royalties the franchisee will pay the Company associated with the franchise agreement entered into simultaneously with the refranchising transition. The fair value of the reporting unit retained is based on the price a willing buyer would pay for the reporting unit and includes the value of franchise agreements. As such, the fair value of the reporting unit retained can include expected cash flows from future royalties from those restaurants currently being refranchised, future royalties from existing franchise businesses and company restaurant operations. The Company did not record any decrement to goodwill related to the disposition of restaurants in fiscal 2025, 2024 or 2023.

The Company performs an annual impairment test for goodwill during the fourth fiscal quarter of each year, or more frequently if impairment indicators arise.

The Company reviews goodwill for impairment utilizing either a qualitative assessment or a fair value test by comparing the fair value of a reporting unit with its carrying amount. If the Company decides that it is appropriate to perform a qualitative assessment and concludes that the fair value of a reporting unit more likely than not exceeds its carrying value, no further evaluation is necessary. If the Company performs the fair value test, the Company will compare the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its fair value, the Company will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit.

The Company performs an annual impairment test for indefinite-lived intangible assets during the fourth fiscal quarter of each year, or more frequently if impairment indicators arise. An impairment test consists of either a qualitative assessment or a comparison of the fair value of an intangible asset with its carrying amount. The excess of the carrying amount of an intangible asset over its fair value is recognized as an impairment loss.

The assumptions used in the estimate of fair value are generally consistent with the past performance of the Company's reporting segment and are also consistent with the projections and assumptions that are used in current operating plans. These assumptions are subject to change as a result of changing economic and competitive conditions.

The Company determined that there were no indicators of potential impairment of its goodwill and indefinite-lived intangible assets during fiscal 2025. Accordingly, the Company did not record any impairment to its goodwill or indefinite-lived intangible assets during the year ended December 31, 2025, December 25, 2024 and December 27, 2023.

Deferred Financing Costs

Deferred financing costs are capitalized and amortized over the period of the loan on a straight-line basis. Included in other assets are deferred financing costs (net of accumulated amortization), related to the Company's revolving credit facility, of $0.3 million and $0.5 million as of December 31, 2025 and December 25, 2024, respectively. Amortization expense for deferred financing costs was approximately $0.2 million for all of the years ended December 31, 2025, December 25, 2024, and December 27, 2023, and is reflected as a component of interest expense in the accompanying consolidated statements of income.

Insurance Reserves

The Company is responsible for workers' compensation, general and health insurance claims up to a specified aggregate stop loss amount. The Company maintains a reserve for estimated claims both reported and incurred but not reported, based on historical claims experience and other assumptions. At December 31, 2025 and December 25, 2024, the Company had accrued $12.0 million and $11.4 million, respectively, and such amounts are reflected as accrued insurance in the accompanying consolidated balance sheets. The expense for such reserves for the years ended December 31, 2025, December 25, 2024 and December 27, 2023, totaled $11.1 million, $9.9 million, and $9.2 million, respectively. These amounts are included in labor and related expenses and general and administrative expenses on the accompanying consolidated statements of income.

Included in accrued insurance is $10.3 million and $10.1 million of workers' compensation reserves at December 31, 2025 and December 25, 2024, respectively. The Company utilizes an actuary to estimate its workers' compensation reserves and significant assumptions in the estimate included loss development factors, expected loss rates, and weighting of methods.

Restaurant Revenue

Revenues from the operation of company-operated restaurants are recognized as food and beverage products are delivered to customers and payment is tendered at the time of sale. The Company presents revenue net of sales-related taxes and promotional allowances. Promotional allowances amounted to approximately $9.8 million, $6.3 million and $8.7 million during the years ended December 31, 2025, December 25, 2024 and December 27, 2023, respectively.

The Company offers a loyalty rewards program, which awards a customer points for dollars spent. Customers earn points for each dollar spent and points can be redeemed for multiple redemption options. If a customer does not earn or use points within a one-year period, their account is deactivated and all points expire. When a customer is part of the rewards program, the obligation to provide future discounts related to points earned is considered a separate performance obligation, to which a portion of the transaction price is allocated. The performance obligation related to loyalty points is deemed to have been satisfied, and the amount deferred in the balance sheet is recognized as revenue, when the points are transferred to a reward and redeemed, the reward or points have expired, or the likelihood of redemption is remote. A portion of the transaction price is allocated to loyalty points, if necessary, on a pro-rata basis, based on stand-alone selling price, as determined by menu pricing and loyalty points terms. As of December 31, 2025 and December 25, 2024, the revenue allocated to loyalty points that have not been redeemed was $1.1 million and $0.8 million, respectively, which is reflected in the Company's accompanying consolidated balance sheets within other accrued expenses and current liabilities. The Company expects the loyalty points to be redeemed and recognized over a one-year period.

The Company sells gift cards to its customers in the restaurants and through selected third parties. The gift cards sold to customers have no stated expiration dates and are subject to actual and/or potential escheatment rights in several of the jurisdictions in which the Company operates. Furthermore, due to these escheatment rights, the Company does not recognize breakage related to the sale of gift cards due to the immateriality of the amount remaining after escheatment. The Company recognizes income from gift cards when redeemed by the customer. Unredeemed gift card balances are deferred and recorded as other accrued expenses and current liabilities on the accompanying consolidated balance sheets.

Franchise Revenue

Franchise revenue consists of franchise royalties, initial and renewal franchise fees, license fees due from franchisees, sublease income, IT support services and IT pass through fees related to IT hardware or software. Rental income for subleases to franchisees are outside of the scope of the revenue standard and are within the scope of lease guidance. Franchise royalties are based upon a percentage of net sales of the franchisee and are recorded as income as such sales are earned by the franchisees.

For franchise and development agreement fees, the initial franchise services, or exclusivity of the development agreements, are not distinct from the continuing rights or services offered during the term of the franchise agreement and are, therefore, treated as a single performance obligation. As such, initial franchise and development fees received, and subsequent renewal fees, are recognized over the franchise or renewal term, which is typically 20 years. As of December 31, 2025, the Company had executed development agreements that represent commitments to open 88 franchised restaurants at various dates through 2035.

This revenue stream is made up of the following performance obligations:

- Franchise License – inclusive of advertising services, development agreements, training, access to restaurant development plans and help desk services;

- Discounted renewal option; and

- Hardware services.

The Company satisfies the performance obligation related to the franchise license over the term of the franchise agreement, which is typically 20 years. Payment for the franchise license consists of three components, a fixed-fee related to the franchise/development agreement, a sales-based royalty fee and a sales-based advertising fee. The fixed fee, as determined by the signed development and/or franchise agreement, is due at the time the development agreement is entered into, and/or when the franchise agreement is signed, and does not include a finance component.

The sales-based royalty fee and sales-based advertising fee are considered variable consideration and are recognized as revenue as such sales are earned by the franchisees. Both sales-based fees qualify under the royalty constraint exception, and do not require an estimate of future transaction price. Additionally, the Company is utilizing the practical expedient available under ASC Topic 606, "Revenue from Contracts with Customers" ("Topic 606") regarding disclosure of the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied for sales-based royalties.

In certain franchise agreements, the Company offers a discounted renewal to incentivize future renewals after the end of the initial franchise term. As this is considered a separate performance obligation, the Company allocated a portion of the initial franchise fee to this discounted renewal, on a pro-rata basis, assuming a 20 year renewal. This performance obligation is satisfied over the renewal term, which is typically 10 or 20 years, while payment is fixed and due at the time the renewal is signed.

The Company purchases hardware, such as scanners, printers, cash registers, kiosks and tablets, from third-party vendors, which it then sells to franchisees. As the Company is considered the principal in this relationship, payment received for the hardware is considered revenue, and is received upon transfer of the goods from the Company to the franchisee. As of December 31, 2025, there were no performance obligations, related to hardware services that were unsatisfied or partially satisfied.

Franchise Advertising Fee Revenue

The Company presents advertising contributions received from franchisees as franchise advertising fee revenue and records all expenses of the advertising fund within franchise expenses.

Advertising Costs

Advertising expense is recorded as the obligation to contribute to the advertising fund and is accrued, generally when the associated revenue is recognized. Advertising expense, which is a component of occupancy and other operating expenses, was $16.9 million, $16.1 million and $16.2 million for the years ended December 31, 2025, December 25, 2024 and December 27, 2023, respectively. In addition, there was $31.8 million, $31.2 million and $29.2 million for the years ended December 31, 2025, December 25, 2024 and December 27, 2023, respectively, funded by the franchisees' advertising fees.

Franchisees pay a monthly fee to the Company that ranges from 4% to 5% of their restaurants' net sales as reimbursement for advertising, public relations and promotional services the Company provides, which is included within franchise advertising fee revenue. Fees received in advance of provided services are included in other accrued expenses and current liabilities and were $2.4 million and $1.2 million at December 31, 2025 and December 25, 2024, respectively. Company-operated restaurants contribute to the advertising fund on the same basis as franchised restaurants. At December 31, 2025, the Company was obligated to spend $2.4 million more in future periods to comply with this requirement.

Production costs of commercials, programming and other marketing activities are charged to the advertising funds when the advertising is first used for its intended purpose. Total contributions and other marketing expenses are included in general and administrative expenses in the accompanying consolidated statements of income.

Preopening Costs

Preopening costs incurred in connection with the opening of new restaurants are expensed as incurred. For each of the years ended December 31, 2025, December 25, 2024, and December 27, 2023, preopening costs, which are included in general and administrative expenses on the accompanying consolidated statements of income were $0.1 million, $0.3 million, and $0.3 million.

Leases

The Company's operations utilize property, facilities, equipment and vehicles. Buildings and facilities leased from others are primarily for restaurants and support facilities. Restaurants are operated under lease arrangements that generally provide for a fixed base rent and, in some instances, contingent rent based on a percentage of gross sales or net revenues more than a defined amount. Initial terms of land and restaurant building leases generally have terms of 20 years, exclusive of options to renew. ROU assets and operating and finance lease liabilities are recognized at the lease commencement date, which is the date the Company takes possession of the property. Operating and finance lease liabilities represent the present value of lease payments not yet paid. ROU assets represent the Company's right to use an underlying asset and are based upon the operating and finance lease liabilities adjusted for prepayments or accrued lease payments, lease incentives, and impairment of ROU assets. To determine the present value of lease payments not yet paid, the Company estimates incremental borrowing rates corresponding to the lease term including reasonably certain renewal periods.

The Company's leases generally have escalating rents over the term of the lease, and are recorded on a straight-line basis over the expected lease term. Additionally, tenant incentives used to fund leasehold improvements are recognized when earned and reduce the right-of-use asset related to the lease. These are amortized through the operating lease asset as reductions of expense over the lease term.

Operating and finance lease liabilities that are based on an index or rate are calculated using the prevailing index or rate at lease commencement. Subsequent escalations in the index or rate and contingent rental payments are recognized as variable lease expenses. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Leases of equipment primarily consist of restaurant equipment, computer systems and vehicles. The Company subleases facilities to certain franchisees and other non-related parties which are recorded on a straight-line basis.

Gain on Recovery of Insurance Proceeds, Lost Profits, Net and Gain on Recovery of Insurance Proceeds, Property, Equipment and Expenses

 In fiscal 2023, the Company incurred costs directly related to a fire of less than $0.1 million. In fiscal 2023, the Company recognized gains of $0.2 million, related to the reimbursement of property and equipment and expenses incurred and $0.3 million related to the reimbursement of lost profits and in fiscal 2024, the Company recognized gains of less than $0.1 million related to the reimbursement of property and equipment and expenses. The gain on recovery of insurance proceeds and reimbursement of lost profits, net of the related costs, is included in the accompanying consolidated statements of income, for the year ended December 27, 2023, as a reduction of Company restaurant expenses. The Company received from the insurance company cash of $0.5 million, net of the insurance deductible, during fiscal 2023.

Loss (Gain) on Disposition of Restaurants

The Company did not sell any restaurants to its franchisees during fiscal 2025. During fiscal 2024, the Company completed the sale of one company-operated restaurant within California to an existing franchisee due to an expiring lease term on April 30, 2024. During fiscal 2023, the Company completed the sale of 18 company-operated restaurants within California, Utah and Texas to existing franchisees.

The Company determined that these restaurant dispositions represented multiple element arrangements, and as a result, the cash consideration received was allocated to the separate elements based on their relative standalone selling price. Cash proceeds included upfront consideration for the sale of the restaurants and franchise fees, as well as future cash consideration for royalties. The cash consideration per restaurant related to franchise fees is consistent with the amounts stated in the related franchise agreements, which are charged for separate standalone arrangements. The Company initially defers and subsequently recognizes the franchise fees over the term of the franchise agreement. Future royalty income is also recognized in revenue as earned. During 2024, the sale resulted in cash proceeds of $0.1 million and a net loss on sale of restaurant of less than $0.1 million. During 2023, these sales resulted in cash proceeds of $7.7 million and a net gain on sale of restaurant of $5.0 million. Since the date of sale, these restaurants are now included in the total number of franchised El Pollo Loco restaurants.

Derivative Financial Instruments

The Company used an interest rate swap, a derivative instrument, to hedge interest rate risk and not for trading purposes. The derivative contract was entered into with a financial institution. In connection with the Company's entry into the 2022 Credit Agreement (as defined in Note 7 "Long-Term Debt"), it terminated the interest rate swap on July 28, 2022. The Company recorded the derivative instrument on its consolidated balance sheets at fair value. The derivative instrument qualified as a hedging instrument in a qualifying cash flow hedge relationship, and the gain or loss on the derivative instrument was reported as a component of Accumulated Other Comprehensive Income ("AOCI") and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For any derivative instruments not designated as hedging instruments, the gain or loss will be recognized in earnings immediately.

Income Taxes

The provision for income taxes, accrued income taxes payable and deferred income taxes is determined using the asset and liability method. Deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. On a periodic basis, the Company assesses the probability that its net deferred tax assets, if any, will be recovered. If, after evaluating all of the positive and negative evidence, a conclusion is made that it is more likely than not that some portion or all of the net deferred tax assets will not be recovered, a valuation allowance is provided by charging to tax expense a reserve for the portion of deferred tax assets which are not expected to be realized.

The Company reviews its filing positions for all open tax years in all U.S. federal and state jurisdictions where it is required to file.

When there are uncertainties related to potential income tax benefits, in order to qualify for recognition, the position the Company takes has to have at least a "more likely than not" chance of being sustained (based on the position's technical merits) upon challenge by the respective authorities. The term "more likely than not" means a likelihood of more than 50%. Otherwise, the Company may not recognize any of the potential tax benefit associated with the position. The Company recognizes a benefit for a tax position that meets the "more likely than not" criterion as the largest amount of tax benefit that is greater than 50% likely of being realized upon its effective resolution. Unrecognized tax benefits involve management's judgment regarding the likelihood of the benefit being sustained. The final resolution of uncertain tax positions could result in adjustments to recorded amounts and may affect the Company's results of operations, financial position and cash flows.

The Company's policy is to recognize interest or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties at December 31, 2025 or December 25, 2024. During fiscal 2025, fiscal 2024 and fiscal 2023, there were no material unrecognized tax benefits. Management believes no significant change to the amount of unrecognized tax benefits will occur within the next twelve months.

On July 30, 2014, the Company entered into the income tax receivable agreement (the "TRA"), which calls for the Company to pay to its pre-IPO stockholders 85% of the savings in cash that the Company realizes in its income taxes as a result of utilizing its net operating losses ("NOLs") and other tax attributes attributable to preceding periods. For the years ended December 25, 2024 and December 27, 2023 income tax receivable agreement (income) expense consisted of the amortization of interest expense and changes in estimates for actual tax returns filed, related to the Company total expected TRA payments. On May 29, 2024, the Company terminated most of the obligations under the TRA, with respect to any payments or obligations owed to the FS Equity Partners V, L.P. and FS Affiliates V, L.P. (together, the "Sellers") thereunder in exchange for a payment to the Sellers of $0.4 million. As of December 31, 2025 and December 25, 2024, there were no remaining obligations owed on the Company's consolidated balance sheets.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Quoted prices for identical instruments in active markets.

- Level 2: Observable prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs or significant value drivers are observable.

- Level 3: Unobservable inputs used when little or no market data is available.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. In other words, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment).

For the year ended December 31, 2025, the Company did not record any non-cash impairment charges for property and equipment, which were measured at fair value on a nonrecurring basis. For the year ended December 25, 2024, the

Company recorded non-cash impairment charges of $0.1 million for certain property and equipment, which were measured at fair value on a nonrecurring basis.

The following non-financial assets were measured at fair value, on a nonrecurring basis, as of and for the year ended December 27, 2023 for which an impairment loss was recognized during the corresponding periods, as discussed above under "Impairment of Property and Equipment and ROU Assets" (in thousands):

	Total	Level 1	Level 2	Level 3	Impairment Losses
Certain property and equipment, net	$ —	$ —	$ —	$ —	$ 1,497
Certain ROU assets, net	$ 244	$ —	$ —	$ 244	$ 39

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and certain accrued expenses approximate fair value due to their short-term maturities.

Stock-Based Compensation

Stock-based compensation expense is recognized using a fair-value based method for costs related to all share-based payments including stock options, restricted stock and performance-based stock units issued under the Company's employee stock plans. The fair value of stock option awards is estimated on the date of grant using an option pricing model, which requires the input of subjective assumptions. The Company is required to use judgment in estimating the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ significantly from the original estimate, stock-based compensation expense and the results of operations could be affected. The cost is recognized on a straight-line basis over the period during which an employee is required to provide service, usually the vesting period. For performance-based stock units, the Company estimates the probability that performance conditions will be achieved.

Earnings per Share

Earnings per share ("EPS") is calculated using the weighted average number of common shares outstanding during each period. Diluted EPS assumes the conversion, exercise or issuance of all potential common stock equivalents unless the effect is to reduce a loss or increase the income per share. For purposes of this calculation, options and restricted stock awards are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive. The shares used to compute basic and diluted net income per share represent the weighted-average common shares outstanding.

Recently Issued Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The ASU includes amendments requiring enhanced income tax disclosures, primarily related to standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The Company has adopted this standard during the year ended December 31, 2025 on a retrospective basis. See Note 10, *Income Taxes*, below for the Company's updated disclosure.

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement Reporting Comprehensive Income/Expense Disaggregation Disclosures". The ASU requires disaggregated disclosure of income statement expenses at interim and annual reporting periods. The ASU is effective for fiscal year beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The ASU can be adopted prospectively or retrospectively at the option of the Company. The Company is currently evaluating the impact of adopting this ASU on its disclosures.

In December 2025, the FASB issued ASU No. 2025-11, "Interim Reporting (Topic 270) Narrow-Scope Improvements". The ASU clarifies interim disclosure requirements and the applicability of Topic 270. The amendments in this update result in a comprehensive list of interim disclosures that are required by GAAP. The ASU is effective for interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. The ASU can be adopted either prospectively or retrospectively. The Company is currently evaluating the impact of adopting this ASU on its disclosures.

The Company reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a significant impact to the consolidated financial statements.

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31, 2025	December 25, 2024
Prepaid insurance	$ 2,634	$ 2,574
Prepaid service fees	2,953	2,255
Other current assets	782	680
Total prepaid expenses and other current assets	$ 6,369	$ 5,509

4. PROPERTY AND EQUIPMENT

The costs and related accumulated depreciation and amortization of major classes of property are as follows (in thousands):

	December 31, 2025	December 25, 2024
Land	$ 12,323	$ 12,323
Buildings and improvements	153,049	152,410
Other property and equipment	77,802	91,352
Construction in progress	22,799	9,882
	265,973	265,967
Less: accumulated depreciation and amortization	(168,930)	(179,818)
	$ 97,043	$ 86,149

Depreciation and amortization expense was $16.0 million, $15.7 million and $15.2 million for the years ended December 31, 2025, December 25, 2024, and December 27, 2023, respectively.

Based on the Company's review of its property and equipment assets for impairment, the Company did not record any non-cash impairment charges for the year ended December 31, 2025 and recorded $0.1 million and $1.5 million for the years ended December 25, 2024 and December 27, 2023, respectively. See "Impairment of Property and Equipment and ROU Assets" in Note 2 "Summary of Significant Accounting Policies" for additional information.

5. TRADEMARKS AND OTHER INTANGIBLE ASSETS

Domestic trademarks consist of the following (in thousands):

	December 31, 2025	December 25, 2024
Cost	$ 120,700	$ 120,700
Accumulated impairment charges	(58,812)	(58,812)
Trademarks, net	$ 61,888	$ 61,888

6. LEASES

Nature of leases

The Company's operations utilize property, facilities, equipment and vehicles leased from others. Additionally, the Company has various contracts with vendors that have been determined to contain an embedded lease in accordance with Topic 842.

As of December 31, 2025, the Company had no leases that it had entered into, but had not yet commenced.

Building and facility leases

The majority of the Company's building and facilities leases are classified as operating leases; however, the Company currently has one facility and 24 equipment leases that are classified as finance leases.

Restaurants are operated under lease arrangements that generally provide for a fixed base rent and, in some instances, contingent rent based on a percentage of gross sales or net revenues in excess of a defined amount. Additionally, a number of the Company's leases have payments, which increase at pre-determined dates based on the change in the consumer price index. For all leases, the Company also reimburses the landlord for non-lease components, or items that are not considered components of a contract, such as common area maintenance, property tax and insurance costs. While the Company determined not to separate lease and non-lease components, these payments are based on actual costs, making them variable consideration and excluding them from the calculations of the ROU asset and lease liability.

The initial terms of land and restaurant building leases are generally 20 years, exclusive of options to renew. These leases typically have four 5-year renewal options, which have generally been excluded in the calculation of the ROU asset and lease liability, as they are not considered reasonably certain to be exercised, unless there have been significant leasehold improvements that have a useful life that extend past the original lease term. Furthermore, there are no residual value guarantees and no restrictions imposed by the lease.

During the year ended December 31, 2025 and December 25, 2024, the Company reassessed the lease terms on 19 and 28 restaurants, respectively, due to certain triggering events, such as the addition of significant leasehold improvements with useful lives that extend past the current lease expiration, the decision to terminate a lease, or the decision to renew or extend a lease or exercise a lease option. As a result of the reassessment, an additional $11.3 million and $20.5 million, respectively, of ROU asset and lease liabilities were recognized for the year ended December 31, 2025 and December 25, 2024, and will be amortized over the new lease term. For the year ended December 31, 2025, the Company had five lease commencements resulting in $6.2 million. For the year ended December 25, 2024, the Company had no lease commencements.

There were no reassessments that impacted the original lease classification during the year ended December 31, 2025 or December 25, 2024. Additionally, as the Company adopted all practical expedients available under Topic 842, no reallocation between lease and non-lease components was necessary.

The Company also subleases facilities to certain franchisees and other non-related parties which are also considered operating leases. Sublease income also includes contingent rental income based on net revenues. The vast majority of these leases have rights to extend terms via fixed rental increases. However, none of these leases have early termination rights, the right to purchase the premises or any residual value guarantees. The Company does not have any related party leases.

During fiscal 2025 and fiscal 2024, the Company did not record any non-cash impairment charges. During fiscal 2023, the Company determined that the carrying value of ROU assets at one restaurant was not recoverable. As a result, the Company recorded a less than $0.1 million non-cash impairment charge for the year ended December 27, 2023 related to one restaurant in California.

Equipment

Leases of equipment primarily consist of restaurant equipment, copiers and vehicles. These leases are fixed payments with no variable component. Additionally, no optional renewal periods have been included in the calculation of the ROU asset, there are no residual value guarantees and no restrictions imposed.

Significant Assumptions and Judgments

In applying the requirements of Topic 842, the Company made significant assumptions and judgments related to determination of whether a contract contains a lease and the discount rate used for the lease.

In determining if any of the Company's contracts contain a lease, the Company made assumptions and judgments related to its ability to direct the use of any assets stated in the contract and the likelihood of renewing any short-term contracts for a period extending past twelve months.

The Company also made significant assumptions and judgments in determining an appropriate discount rate for property leases. These included using a consistent discount rate for a portfolio of leases entered into at varying dates, using the full 20-year term of the lease, excluding any options, and using the total minimum lease payments. The Company utilizes a third-party valuation firm in determining the discount rate, based on the above assumptions. For all other leases, the Company uses the discount rate implicit in the lease, or the Company's incremental borrowing rate.

As the Company has adopted the practical expedient not to separate lease and non-lease components, no significant assumptions or judgments were necessary in allocating consideration between these components, for all classes of underlying assets.

The following table presents the Company's total lease cost, net, disaggregated by underlying asset (in thousands):

	December 31, 2025			December 25, 2024			December 27, 2023		
	Property Leases	Equipment Leases	Total	Property Leases	Equipment Leases	Total	Property Leases	Equipment Leases	Total
Finance lease cost:									
Amortization of right-of-use assets	$ 84	$ 118	$ 202	$ 76	$ 100	$ 176	$ 73	$ 2	$ 75
Interest on lease liabilities	41	14	55	36	18	54	40	5	45
Operating lease cost:									
Fixed rent cost	29,544	412	29,956	28,287	332	28,619	27,597	387	27,984
Short-term lease cost	—	52	52	—	1	1	—	8	8
Variable lease cost	534	1,449	1,983	553	1,344	1,897	546	1,279	1,825
Sublease income	(7,244)	—	(7,244)	(7,053)	—	(7,053)	(5,570)	—	(5,570)
Total lease cost, net	$ 22,959	$ 2,045	$ 25,004	$ 21,899	$ 1,795	$ 23,694	$ 22,686	$ 1,681	$ 24,367

The following table presents the Company's total lease cost on the consolidated statements of income (in thousands):

	December 31, 2025	December 25, 2024	December 27, 2023
Lease cost – Occupancy and other operating expenses	$ 24,042	$ 23,046	$ 23,736
Lease cost – General & administrative	704	366	492
Lease cost – Depreciation and amortization	192	176	75
Lease cost – Interest expense	55	54	45
Lease cost – Closed-store reserve	11	52	19
Total lease cost, net	$ 25,004	$ 23,694	$ 24,367

The Company had the following cash and non-cash activities associated with its leases (dollar amounts in thousands):

	December 31, 2025			December 25, 2024			December 27, 2023		
	Property Leases	Equipment Leases	Total	Property Leases	Equipment Leases	Total	Property Leases	Equipment Leases	Total
Cash paid for amounts included in the measurement of lease liabilities									
Operating cash flows used for operating leases	$ 28,982	$ 371	$ 29,353	$ 28,376	$ 310	$ 28,686	$ 27,835	$ 321	$ 28,156
Financing cash flows used for finance leases	$ 95	$ 128	$ 223	$ 93	$ 114	$ 207	$ 93	$ 65	$ 158
Non-cash investing and financing activities:									
Operating lease ROU assets obtained in exchange for lease liabilities:									
Operating lease ROU assets	$ 17,464	$ 3	$ 17,467	$ 20,504	$ 1,294	$ 21,798	$ 21,448	$ 54	$ 21,502
Finance lease ROU assets obtained in exchange for lease liabilities:									
Finance lease ROU assets	$ —	$ —	$ —	$ —	$ 148	$ 148	$ —	$ 135	$ 135
Derecognition of ROU assets due to terminations, impairment or modifications	$ —	$ —	$ —	$ —	$ —	$ —	$ (40)	$ (4)	$ (44)
Other Information									
Weighted-average remaining years in lease term—finance leases	14.86	2.69		15.88	3.24		16.87	3.15	
Weighted-average remaining years in lease term—operating leases	9.62	2.79		10.13	3.78		10.42	3.33	
Weighted-average discount rate—finance leases	2.57 %	6.27 %		2.57 %	6.49 %		2.57 %	5.68 %	
Weighted-average discount rate—operating leases	5.36 %	6.42 %		5.31 %	6.73 %		5.00 %	4.52 %	

Information regarding the Company's minimum future lease obligations at December 31, 2025 is as follows (in thousands):

	Finance Leases	Operating Leases	
For the Years Ending	Minimum Lease Payments	Minimum Lease Payments	Minimum Sublease Income
December 30, 2026	$ 169	$ 28,905	$ 5,680
December 29, 2027	159	28,199	5,704
December 27, 2028	115	24,763	5,410
December 26, 2029	99	21,972	4,834
December 25, 2030	93	19,079	4,485
Thereafter	957	102,570	29,750
Total	$ 1,592	$ 225,488	$ 55,863
Less: imputed interest (2.57% - 6.42%)	(14)	(37,060)	
Present value of lease obligations	1,578	188,428	
Less: current maturities	(142)	(17,616)	
Noncurrent portion	$ 1,436	$ 170,812	

Short-Term Leases

The Company has multiple short-term leases, which have terms of less than 12 months, and thus were excluded from the recognition requirements of Topic 842. The Company has recognized these lease payments in its consolidated statements of income on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

Lessor

The Company is a lessor for certain property, facilities and equipment owned by the Company and leased to others, principally franchisees, under non-cancelable leases with initial terms ranging from 3 to 20 years. These lease agreements generally provide for a fixed base rent and, in some instances, contingent rent based on a percentage of gross sales or net revenues. All leases are considered operating leases.

For the leases in which the Company is the lessor, there are options to extend the lease. However, there are no terms and conditions to terminate the lease, no right to purchase premises and no residual value guarantees. Additionally, there are no related party leases.

For the years ended December 31, 2025, December 25, 2024, and December 27, 2023, the Company received $0.4 million, $0.4 million and $0.3 million, respectively, of lease income from company-owned locations.

7. LONG-TERM DEBT

On July 27, 2022, the Company refinanced pursuant to a credit agreement (the "2022 Credit Agreement") among EPL, as borrower, the Company and Intermediate, as guarantors, Bank of America, N.A., as administrative agent, swingline lender, and letter of credit issuer, the lenders party thereto, and the other parties thereto, which provides for a $150.0 million five-year senior secured revolving credit facility (the "2022 Revolver").

The 2022 Revolver includes a sub limit of $15.0 million for letters of credit and a sub limit of $15.0 million for swingline loans. The obligations under the 2022 Credit Agreement and related loan documents are guaranteed by Holdings and Intermediate. The obligations of Holdings, EPL and Intermediate under the 2022 Credit Agreement and related loan documents are secured by a first priority lien on substantially all of their respective assets subject to certain customary exceptions.

Under the 2022 Revolver, Holdings is restricted from making certain payments such as cash dividends, except that it may, inter alia, (i) pay up to $1.0 million per year to repurchase or redeem qualified equity interests of Holdings held by past or present officers, directors, or employees (or their estates) of the Company upon death, disability, or termination of employment, (ii) pay under its TRA, and (iii) so long as no default or event of default has occurred and is continuing, (a) make non-cash repurchases of equity interests in connection with the exercise of stock options by directors, officers and management, provided that those equity interests represent a portion of the consideration of the exercise price of those stock options, (b) pay up to $0.5 million in any 12 month consecutive period to redeem, repurchase or otherwise acquire equity interests of any subsidiary that is not a wholly-owned subsidiary from any holder of equity interest in such subsidiary, (c) pay up to $2.5 million per year pursuant to stock option plans, employment agreements, or incentive plans, (d) make up to $5.0 million in other restricted payments per year, and (e) make other restricted payments, subject to its compliance, on a pro forma basis, with (x) a lease-adjusted consolidated leverage ratio not to exceed 4.25 times and (y) the financial covenants applicable to the 2022 Revolver.

Borrowings under the 2022 Credit Agreement (other than any swingline loans) bear interest, at the borrower's option, at rates based upon either the secured overnight financing rate ("SOFR") or a base rate, plus, for each rate, a margin determined in accordance with a lease-adjusted consolidated leverage ratio-based pricing grid. The base rate is calculated as the highest of (a) the federal funds rate plus 0.50%, (b) the published Bank of America prime rate, or (c) Term SOFR with a term of one-month SOFR plus 1.00%. For Term SOFR loans, the margin is in the range of 1.25% to 2.25%, and for base rate loans the margin is in a range of 0.25% to 1.25%. Borrowings under the 2022 Revolver may be repaid and reborrowed. For borrowings under the 2022 Revolver during fiscal 2025, the interest rate range was 5.3%

to 7.75%. For borrowings under the 2022 Revolver during fiscal 2024, the interest rate range was 5.7% to 7.0%. The interest rate under the 2022 Revolver was 5.3% at December 31, 2025 and 5.7% at December 25, 2024. For the years ended December 31, 2025, December 25, 2024 and December 27, 2023, the Company had interest expense of $3.9 million, $5.4 million and $4.4 million, respectively, under the 2022 Revolver.

The 2022 Credit Agreement contains certain financial covenants. The Company was in compliance with all such covenants at December 31, 2025.

At December 31, 2025, $10.3 million of letters of credit and $51.0 million of borrowings were outstanding under the 2022 Revolver. The amount available under the 2022 Revolver was $88.7 million at December 31, 2025. At December 25, 2024, $10.3 million of letters of credit and $71.0 million of borrowings were outstanding under the 2022 Revolver.

Maturities

The 2022 Revolver and 2022 Credit Agreement will mature on July 27, 2027. During the year ended December 31, 2025, the Company borrowed $9.0 million and paid down $29.0 million on its 2022 Revolver. During the year ended December 25, 2024, the Company borrowed $14.0 million and paid down $27.0 million on its 2022 Revolver. There are no required principal payments prior to maturity for the 2022 Revolver.

8. OTHER ACCRUED EXPENSES AND CURRENT LIABILITIES

Other accrued expenses and current liabilities consist of the following (in thousands):

	December 31, 2025	December 25, 2024
Accrued sales and property taxes	$ 6,408	$ 5,349
Gift card liability	5,559	5,100
Loyalty rewards program liability	1,106	844
Accrued advertising	2,438	1,194
Accrued legal settlements and professional fees	902	463
Deferred franchise and development fees	546	539
Other	4,026	2,407
Total other accrued expenses and current liabilities	$ 20,985	$ 15,896

9. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consist of the following (in thousands):

	December 31, 2025	December 25, 2024
Deferred franchise and development fees	$ 5,607	$ 6,191
Other	26	27
Total other noncurrent liabilities	$ 5,633	$ 6,218

10. INCOME TAXES

The provision for income taxes is based on the following components (in thousands):

	December 31, 2025	December 25, 2024	December 27, 2023
Current tax expense			
U.S. Federal	$ 6,569	$ 8,945	$ 6,572
U.S. State and local	3,117	3,517	1,846
Total current tax expense	9,686	12,462	8,418
Deferred tax expense (benefit)			
U.S. Federal	1,254	(2,105)	(29)
U.S. State and local	149	(752)	935
Total deferred tax expense (benefit)	1,403	(2,857)	906
Total income tax expense			
U.S. Federal	7,823	6,840	6,543
U.S. State and local	3,266	2,765	2,781
Total income tax expense	$ 11,089	$ 9,605	$ 9,324

The table below provides the updated requirements of ASU No. 2023-09, Improvements to Income Tax Disclosures for fiscal 2025, 2024 and 2023. The provision for income taxes differs from the amount computed by applying the federal income tax rate of 21.0% for fiscal 2025, 2024 and 2023 as follows (amounts in thousands):

	December 31, 2025		December 25, 2024		December 27, 2023	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. federal statutory tax rate	$ 7,891	21.0 %	$ 7,411	21.0 %	$ 7,324	21.0 %
State and local income taxes, net of federal income tax effect (1) (2)	2,580	6.9	2,157	6.1	2,185	6.3
Tax credits					—	—
WOTC credit	(164)	(0.4)	(163)	(0.5)	(295)	(0.7)
Nontaxable or nondeductible items						
Stock option exercises	62	0.2	32	0.1	33	0.1
Nondeductible stock compensation expense	27	—	54	0.2	166	0.5
162(m) nondeductible executive compensation	614	1.6	6	—	194	0.6
Other	13	—	142	0.4	84	—
Changes in unrecognized tax benefits	—	—	—	—	—	—
Other adjustments	—	—	—	—	—	—
Deferred tax liability true up	66	0.2	—	—	(381)	(1.1)
Other	—	—	(34)	(0.1)	14	0.0
Effective tax rate	$ 11,089	29.5 %	$ 9,605	27.2 %	$ 9,324	26.7 %

(1) State taxes in California made up the majority (greater than 50 percent) of the tax effect in this category.

(2) During fiscal 2023, the ten-year carryover period for California Enterprise Zone credits expired, and the Company released the corresponding valuation allowance.

	For the Fiscal Years Ended		
Income Taxes Paid (Net of Refunds Received)	December 31, 2025	December 25, 2024	December 27, 2023
U.S. Federal	$ 5,955	$ 7,541	$ 6,174
State:			
California	3,766	2,720	1,503
Other	9	90	44
Total	$ 9,730	$ 10,351	$ 7,721

As of December 31, 2025, the Company had no federal and less than $0.1 million state NOL carryforwards. These State NOLs expire beginning 2029. The utilization of NOL carryforwards and state enterprise zone credits may be subject to limitation under section 382 of the Internal Revenue Code of 1986 (the "Code") and similar state law provisions.

Deferred income tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets. After evaluating all of the positive and negative evidence, including the Company's continued income from operations, the Company concluded that it is more likely than not that its deferred tax assets will be realized. As of December 31, 2025 and December 25, 2024, the Company had no valuation allowance.

The Company's deferred tax assets and liabilities as of December 31, 2025 and December 25, 2024 are summarized below (in thousands).

	December 31, 2025	December 25, 2024
Deferred assets:		
Capital leases	$ 75	$ 69
Accrued vacation	482	466
Accrued legal	128	—
Accrued workers' compensation	1,973	2,099
Accrued payroll	6	5
Net operating losses	5	5
Fixed assets	2,759	2,981
ROU liabilities	51,187	51,160
Other	7,297	7,893
Total deferred tax assets	63,912	64,678
Deferred liabilities:		
Goodwill	(5,962)	(5,961)
Trademark	(16,812)	(16,808)
Prepaid expense	(1,051)	(1,012)
ROU assets	(45,631)	(45,790)
Fixed assets	(1,880)	(1,128)
Total deferred tax liabilities	(71,336)	(70,699)
Net deferred tax liability	$ (7,424)	$ (6,021)

The net deferred tax asset/(liability) amounts above as of December 31, 2025 and December 25, 2024 have been classified in the accompanying consolidated balance sheets as noncurrent assets/(liabilities) and are as follows (in thousands):

	December 31, 2025	December 25, 2024
Noncurrent:		
Assets - state	$ 187	$ 336
Liabilities - federal	(7,611)	(6,357)

As of December 31, 2025 and December 25, 2024, the Company had no accrual for unrecognized tax benefits. Consequently, no interest or penalties have been accrued by the Company. The Company is subject to taxation in the United States and in various state jurisdictions.

The Company is no longer subject to U.S. examination for years before 2022 by the federal taxing authority, and for years before 2021 by state taxing authorities.

11. EMPLOYEE BENEFIT PLANS

The Company sponsors a defined contribution employee benefit plan that permits its employees, subject to certain eligibility requirements, to contribute up to 25% of their qualified compensation to the plan. The Company matches 100% of the employees' contributions of the first 3% of the employees' annual qualified compensation, and 50% of the employees' contributions of the next 2% of the employees' annual qualified compensation. The Company's matching contribution immediately fully vests. The Company's contributions to the plan were $0.9 million for the year ended December 31, 2025 and $0.8 million for both the years ended December 25, 2024 and December 27, 2023.

12. STOCK-BASED COMPENSATION

Pursuant to the 2018 Omnibus Equity Incentive Plan the Company grants stock options ("options"), restricted stock units, performance-based stock units and restricted stock. On May 29, 2025, the Company's stockholders approved an amendment to the Incentive Plan, under which the new aggregate share limit was increased by 1,250,000 shares for a total of 4,500,000 shares. As of December 31, 2025, 525,898 shares were available for grant.

During the years ended December 31, 2025, December 25, 2024 and December 27, 2023, the Company recognized stock-based compensation expense of $5.4 million, $3.9 million and $3.0 million, respectively. These expenses were included in general and administrative expenses consistent with the salary expense for the related grantees in the accompanying consolidated statements of income.

Stock Options

At December 31, 2025, options to purchase 1,233,984 shares of common stock of the Company were outstanding, including 444,364 vested and 789,620 unvested. Unvested options vest over time, or upon the Company's achievement of annual financial goals. However, the compensation committee of the board of directors, as administrator of the Company's Equity Incentive Plan, has the power to accelerate the vesting schedule of stock-based compensation, and, generally, in the event of an employee termination in connection with a change in control of the Company, any unvested portion of an award under the plan shall become fully vested. At December 31, 2025, there were no premium options that were granted above the stock price at date of grant. In fiscal 2025, the Company granted 525,493 options, with an exercise price equal to the fair market value of the common stock on the date of grant. The options granted in fiscal 2025 had a three year vesting period. Stock options generally expire ten years from the date of grant. In fiscal 2024, the Company granted 578,473 options, with an exercise price equal to the fair market value of the common stock on the date of grant. The options granted in fiscal 2024 had a four year vesting period. Stock options generally expire 10 years from the date of grant. Changes in options for the years ended December 31, 2025 and December 25, 2024, are as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Contractual Life Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding - December 27, 2023	843,320	$ 10.13		
Grants	578,473	10.53		
Exercised	(163,696)	9.50		
Forfeited, cancelled or expired	(159,777)	10.66		
Outstanding – December 25, 2024	1,098,320	$ 10.36		
Grants	525,493	10.43		
Exercised	(113,307)	9.75		
Forfeited, cancelled or expired	(276,522)	10.28		
Outstanding – December 31, 2025	1,233,984	$ 10.46	7.17	$ 435
Vested and expected to vest at December 31, 2025	1,223,897	$ 10.46	7.15	$ 433
Exercisable at December 31, 2025	444,364	$ 10.70	4.32	$ 268

The intrinsic value of options exercised, calculated as the difference between the market value on the date of exercise and the exercise price, was $0.2 million, $0.3 million and $0.9 million for fiscal years 2025, 2024 and 2023, respectively.

The Company measures and recognizes compensation expense for the estimated fair value of stock options for employees based on the grant-date fair value of the award. For options that are based on a service requirement, the cost is recognized on a straight-line basis over the requisite service period, usually the vesting period. In order to calculate the Company's stock options' fair values and the associated compensation costs for share-based awards, the Company utilizes the Black–Scholes option pricing model and has developed estimates of various inputs including forfeiture rate, expected term, expected volatility, and risk-free interest rate. The forfeiture rate is based on historical rates and reduces the compensation expense recognized. The expected term for options granted is derived using the "simplified" method, in accordance with SEC guidance. The Company calculates the risk-free interest rate using the implied yield for a U.S. Treasury security with constant maturity and a remaining term equal to the expected term of the Company's employee stock options. The Company does not anticipate paying any cash dividends for the foreseeable future and therefore uses an expected dividend yield of zero for option valuation purposes. Expected volatility is based on the Company's historical data. Volatility is calculated by taking the historical daily closing equity prices of the Company, prior to the grant date, over a period equal to the expected term.

The weighted-average estimated fair value of employee stock options granted in fiscal 2025 and 2024 was $4.94 and $5.28 per share, respectively, using the Black–Scholes model with the following weighted-average assumptions used to value the option grants:

	December 31, 2025	December 25, 2024
Expected volatility	42.8 %	44.1 %
Risk-free interest rate	4.1 %	4.6 %
Expected term (years)	6.00	6.25
Expected dividends	—	—

As of December 31, 2025, the Company had total unrecognized compensation expense of $3 million related to unvested stock options, which the Company expects to recognize over a weighted average period of 2.3 years.

The above assumptions generally require judgment. If in the future the Company determines that another method is more reasonable, or if another method for calculating these input assumptions is prescribed by authoritative guidance, and, therefore, should be used to estimate volatility or expected term, the fair value calculated for the Company's stock options could change significantly. Higher volatility and longer expected lives result in an increase to stock-based compensation expense determined at the date of grant.

The Company estimates its forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. Changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously-estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously-estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the financial statements. The effect of forfeiture adjustments was insignificant in fiscal 2025, 2024 and 2023. The Company will continue to use judgment in evaluating the expected term, volatility, and forfeiture rate related to its stock-based compensation.

Restricted Shares

In fiscal 2025 and 2024, 408,348 and 472,186 restricted share awards were granted, respectively, at the fair market value on the date of grant. The grants in fiscal 2025 vest based on continued service over one year for directors and three years for employees and the grants in fiscal 2024 vest based on continued service over one year for directors and four years for employees.

Changes in restricted shares for the years ended December 31, 2025 and December 25, 2024, are as follows:

	Shares		Weighted-Average Fair Value
Unvested shares at December 27, 2023	537,461	$	9.94
Granted	472,186	$	10.42
Released	(258,506)	$	9.86
Forfeited, cancelled, or expired	(84,301)	$	10.91
Unvested shares at December 25, 2024	666,840	$	10.19
Granted	408,348	$	10.42
Released	(286,914)	$	10.38
Forfeited and cancelled	(171,237)	$	10.31
Unvested shares at December 31, 2025	617,037	$	10.22

As of December 31, 2025, there was total unrecognized compensation expense of $4.3 million related to unvested restricted share awards, which the Company expects to recognize over a weighted-average period of 2.13 years.

During fiscal 2025, the Company granted 161,229 restricted stock units subject to performance-based vesting conditions based on Adjusted EBITDA and restaurant contribution margin to certain officers. Each performance-based restricted stock unit ("PSU") has a grant date fair value of $10.42 and a vesting period from the grant date through the date the audit of the Company's fiscal 2027 financial results is expected to be completed. The fair value of each PSU is expensed based on management's current estimate of the level that the performance goal will be achieved. As of December 31, 2025, based on the target level of performance, the total unrecognized compensation expense related to unvested performance stock units was $1.1 million, which is expected to be recognized over a weighted-average period of 2.05 years. Changes in performance-based shares for the years ended December 31, 2025 and December 25 2024, are as follows:

	Shares		Weighted-Average Fair Value
Unvested shares at December 27, 2023	—	$	—
Granted	41,537	$	9.63
Released	—	$	—
Forfeited, cancelled, or expired	—	$	—
Unvested shares at December 25, 2024	41,537	$	9.63
Granted	161,229	$	10.42
Released	(28,973)	$	9.63
Forfeited and cancelled	(35,988)	$	10.42
Unvested shares at December 31, 2025	137,805	$	10.34

13. EARNINGS PER SHARE

Basic EPS is calculated using the weighted-average number of shares of common stock outstanding during the years ended December 31, 2025, December 25, 2024, and December 27, 2023. Diluted EPS is calculated using the weighted-average number of shares of common stock outstanding and potentially dilutive during the period, using the treasury stock method.

Below are basic and diluted EPS data for the periods indicated, which are in thousands except for per share data.

	For the Years Ended		
	December 31, 2025	December 25, 2024	December 27, 2023
Numerator:			
Net income	$ 26,486	$ 25,684	$ 25,554
Denominator:			
Weighted-average shares outstanding—basic	29,178,940	29,850,256	34,253,542
Weighted-average shares outstanding—diluted	29,396,890	30,034,978	34,374,706
Net income per share—basic	$ 0.91	$ 0.86	$ 0.75
Net income per share—diluted	$ 0.90	$ 0.86	$ 0.74
Anti-dilutive securities not considered in diluted EPS calculation	1,041,605	742,663	972,181

Below is a reconciliation of basic and diluted share counts.

	For the Years Ended		
	December 31, 2025	December 25, 2024	December 27, 2023
Weighted-average shares outstanding—basic	29,178,940	29,850,256	34,253,542
Dilutive effect of stock options and restricted shares	217,950	184,722	121,164
Weighted-average shares outstanding—diluted	29,396,890	30,034,978	34,374,706

Share Repurchases

Share Repurchase Program

On November 2, 2023, the Company announced that the Board approved a share repurchase program ("Share Repurchase Program") under which the Company was authorized to repurchase up to $20,000,000 of shares of the Company's common stock. Under the Share Repurchase Program, the Company was permitted to repurchase its common stock from time to time, in amounts and at prices that the Company deemed appropriate, subject to market conditions and other considerations. Pursuant to the Share Repurchase Program, the Company was authorized to effect repurchases using open market purchases, including pursuant to Rule 10b5-1 trading plans, and/or through privately negotiated transactions. The repurchase program did not obligate the Company to acquire any particular number of shares. The repurchase program was terminated on March 31, 2025.

Further, on December 4, 2023, the Company repurchased 1.5 million shares for a total purchase price of $12.6 million under the Stock Repurchase Program. Following completion of this repurchase, approximately $7.4 million of the Company's common stock remained available for repurchase under the Share Repurchase Program at December 27, 2023.

For the year ended December 25, 2024, the Company repurchased 535,628 shares of common stock under the Share Repurchase Program, using open market purchases, for total consideration of approximately $5.6 million. Following the completion of these repurchases, approximately $1.8 million of our common stock remained available for repurchases under the Share Repurchase Program.

During the year ended December 31, 2025, prior to the termination of the program on March 31, 2025, the Company repurchased 163,229 shares of its common stock for a total purchase price of $1.8 million under the Stock Repurchase Program.

Other Share Repurchases

On August 7, 2023, the Company entered into a Stock Repurchase Agreement with the Sellers, as amended on August 4, 2024, pursuant to which the Company agreed to purchase an aggregate of 2,500,000 shares of the Company's common stock from the Sellers at a price of $10.63 per share, representing the closing price of such shares as listed on Nasdaq on August 7, 2023, for a total purchase price of $26.6 million. The repurchase was completed in August 2023.

Further, on May 23, 2024, the Company entered into a new Stock Repurchase Agreement with the Sellers, pursuant to which the Company agreed to purchase an aggregate of 1,534,303 shares of its common stock from the Sellers at a price of $9.785 per share for a total purchase price of $15.0 million. The repurchase was completed in May 2024.

Prior to the repurchase, Freeman Spogli & Co. ("Freeman Spogli"), collectively with the Sellers and certain other funds managed by Freeman Spogli, was the Company's largest stockholder. In addition, John Roth, a director of the Company until his resignation on August 16, 2023, was a general partner of Freeman Spogli and its chief executive officer.

14. COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Company is involved in various claims such as wage and hour and other legal actions that arise in the ordinary course of business. The outcomes of these actions are not predictable but the Company does not believe that the ultimate resolution of these other actions will have a material adverse effect on its financial position, results of operations, liquidity, or capital resources. A significant increase in the number of claims, or an increase in amounts owing under successful claims, could materially and adversely affect its business, consolidated financial condition, results of operations, and cash flows.

Purchase Commitments

The Company has long-term beverage supply agreements with certain major beverage vendors. Pursuant to the terms of these arrangements, volume and marketing rebates are provided to the Company and its franchisees from the beverage vendors based upon the dollar volume of purchases for system-wide restaurants which will vary according to their demand for beverage syrup and fluctuations in the market rates for beverage syrup. These contracts have terms extending through the end of 2032.

At December 31, 2025, the Company's total estimated commitment to purchase chicken was $26.2 million.

Contingent Lease Obligations

As a result of assigning the Company's interest in obligations under real estate leases in connection with the sale of company-operated restaurants to some of the Company's franchisees, the Company is contingently liable on three lease agreements. These leases have various terms, the latest of which expires in 2038. As of December 31, 2025, the potential amount of undiscounted payments the Company could be required to make in the event of non-payment by the primary lessees was $3.6 million. The present value of these potential payments discounted at the Company's estimated pre-tax cost of debt at December 31, 2025 was $2.9 million. The Company's franchisees are primarily liable on the leases. The Company has cross-default provisions with these franchisees that would put them in default of their franchise agreements in the event of non-payment under the leases. The Company believes that these cross-default provisions reduce the risk that payments will be required to be made under these leases.

Employment Agreements

As of December 31, 2025, the Company had employment agreements with three of the officers of the Company. These agreements provide for minimum salary levels, possible annual adjustments for cost-of-living changes, and incentive bonuses that are payable under certain business conditions.

Indemnification Agreements

The Company has entered into indemnification agreements with each of its current directors and officers. These agreements require the Company to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the Company and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company also intends to enter into indemnification agreements with future directors and officers.

15. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue Recognition

Nature of products and services

The Company has two revenue streams, company-operated restaurant revenue and franchise related revenue. See Note 2 "Summary of Significant Accounting Policies" for a description of the revenue recognition policies.

Franchise and franchise advertising fee revenue

Franchise revenue consists of franchise royalties, initial and renewal franchise fees, license fees due from franchisees, IT support services, IT pass through fees related to IT hardware or software and rental income for subleases to franchisees. Franchise advertising fee revenue consists of advertising contributions received from franchisees.

Disaggregated revenue

The following table presents the Company's revenues disaggregated by geographic market for the years ended December 31, 2025, December 25, 2024 and December 27, 2023:

	December 31, 2025	December 25, 2024	December 27, 2023
Greater Los Angeles area market	71.9 %	72.0 %	71.3 %
Other markets	28.1 %	28.0 %	28.7 %
Total	**100 %**	**100 %**	**100 %**

Contract balances

The following table provides information about the change in the franchise contract liability balances during the year ended December 31, 2025 and December 25, 2024 (in thousands):

December 27, 2023	$ 6,997
Revenue recognized	(625)
Additional contract liability	358
December 25, 2024	$ 6,730
Revenue recognized	(1,150)
Additional contract liability	573
December 31, 2025	**$ 6,153**

The Company's franchise contract liability includes development fees, initial franchise and license fees, franchise renewal fees, lease subsidies and royalty discounts and is included within other accrued expenses and current liabilities and other noncurrent liabilities within the accompanying consolidated balance sheets. The Company receives area development fees from franchisees when they execute multi-unit area development agreements. Initial franchise and license fees, or franchise renewal fees, are received from franchisees upon the execution of, or renewal of, a franchise agreement. Revenue is recognized from these agreements as the underlying performance obligation is satisfied, which is over the term of the agreement.

The following table illustrates the estimated revenue to be recognized in the future related to performance obligations that are unsatisfied as of December 31, 2025 (in thousands):

Franchise revenues:		
2026	$	552
2027		540
2028		523
2029		495
2030		470
Thereafter		3,573
Total	**$**	**6,153**

Changes in the loyalty rewards program liability included in other accrued expenses and current liabilities on the consolidated balance sheets were as follows (in thousands):

	December 31, 2025		December 25, 2024
Loyalty rewards liability, beginning balance	$ 844	$	687
Revenue deferred	2,667		2,181
Revenue recognized	(2,405)		(2,024)
Loyalty rewards liability, ending balance	**$ 1,106**	**$**	**844**

The Company expects all loyalty points revenue related to performance obligations unsatisfied as of December 31, 2025 to be recognized within one year.

Gift Cards

The gift card liability included in other accrued expenses and current liabilities on the consolidated balance sheets was as follows (in thousands):

	December 31, 2025		December 25, 2024
Gift card liability	$ 5,559	$	5,100

Revenue recognized from the redemption of gift cards that was included in other accrued expenses and current liabilities at the beginning of the year was as follows (in thousands):

	December 31, 2025		December 25, 2024		December 27, 2023
Revenue recognized from gift card liability balance at the beginning of the year	$ 863	$	1,059	$	1,064

Contract Costs

The Company does not currently incur costs to obtain or fulfill a contract that would be considered contract assets under Topic 606.

16. SHAREHOLDER RIGHTS AGREEMENT

On August 8, 2023, the Board declared a dividend of one preferred share purchase right (a "Right") for each share of common stock, par value $0.01 per share, of the Company (the "Common Shares") outstanding on August 8, 2023 to the stockholders of record on that date. In connection with the distribution of the Rights, the Company entered into a Rights Agreement (the "Rights Agreement"), dated as of August 8, 2023, between the Company and Equiniti Trust Company, LLC, as rights agent. Each Right entitled the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Shares") at a price of $53.75 per one one-thousandth of a Preferred Share represented by a Right, subject to adjustment.

On August 4, 2024, the Board approved and entered into an Amendment to the Rights Agreement (together, the "Amended Rights Agreement"). Pursuant to the Amended Rights Agreement, the expiration date of the Rights was extended to May 30, 2025 11:59 p.m., Pacific Time, the date that the votes of the stockholders of the Company with respect to the Company's 2025 annual meeting of stockholders were certified.

The Amended Rights Agreement expired and was terminated by its term on May 30, 2025.

17. SEGMENT REPORTING

Operating segments are defined as components of a company that engage in business activities from which it may earn revenue and incur expenses, and for which separate financial information is available and is regularly reviewed by the chief operating decision maker ("CODM") to assess the performance of the individual segments and make decisions about company resources such as personnel and working capital to be allocated to the segments.

The Company derives revenue from three primary sources: (1) company-operated restaurant revenue, (2) franchise revenue, which is comprised primarily of franchise royalties and, to a lesser extent, franchise fees and sublease rental income, and (3) franchise advertising fee revenue. All significant revenues relate to retail sales of food and beverages through either company-operated or franchised restaurants.

The Company determined that it has one operating segment and one reportable segment which is reflected in the Company's current organizational and management structure. The accounting policies of the segment are the same as those described in Note 2 "Summary of Significant Accounting Policies."

The Company's CODM is the Chief Executive Officer who manages the Company's operations on a reportable segment basis. The Company's CODM reviews its operations and financial performance at a consolidated level by comparing actual results to budgeted figures and prior year results. This approach allows the CODM to assess whether the Company's operating segment is meeting its financial goals, identify trends and make more informed decisions about resource allocation and performance targets.

When evaluating the Company's financial performance, the CODM regularly reviews total revenues, segment expenses and consolidated net income as reported on the Consolidated Statements of Operations as well as non-GAAP measures such as restaurant contribution margin and Adjusted EBITDA to allocate Company resources and assess the performance of the Company. Segment asset information is not used by the CODM to assess performance and allocate resources.

The table below is a summary of the segment net income, including significant segment expenses for the years ended December 31, 2025, December 25, 2024 and December 27, 2023 (in thousands):

	December 31, 2025	December 25, 2024	December 27, 2023
Total revenue	$ 490,046	$ 473,008	$ 468,664
Less:			
Food and paper costs	100,083	100,725	108,250
Labor and related expenses	127,258	127,179	127,244
General and administrative expenses	50,258	46,270	42,025
Franchise expenses	47,762	42,307	38,404
Occupancy expenses	32,551	30,792	31,318
Other operating expenses[1]	73,835	68,488	69,753
Depreciation and amortization	15,966	15,717	15,235
Other segment expenses[2]	288	362	(3,357)
Total operating expenses	448,001	431,840	428,872
Income from operations	42,045	41,168	39,792
Interest expenses, net	4,470	5,899	4,811
Provision for income taxes	11,089	9,605	9,324
Income tax receivable agreement (income) expenses	-	(20)	103
Total segment net income	$ 26,486	$ 25,684	$ 25,554

[1] Other operating expenses are comprised of utilities, repairs and maintenance, advertising, credit card processing fees, delivery service provider fees, restaurant supplies and other restaurant operating costs.

[2] Other segment expenses include loss (gain) on disposal of assets, gain on recovery of insurance proceeds, property, equipment and expenses, (gain) loss on disposition of restaurants and impairment and closed-store reserves.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15 (e) of the Exchange Act) that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the required time periods, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Our disclosure controls and procedures are based on assumptions about the likelihood of future events, and even effective disclosure controls and procedures can only provide reasonable assurance of achieving their objectives. Because of their inherent limitations, we cannot guarantee that our disclosure controls and procedures will succeed in achieving their stated objectives in all cases, that they will be complied with in all cases, or that they will prevent or detect all misstatements.

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as of the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2025.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. The design of any system of control is based upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all future events, no matter how remote, or that the degree of compliance with the policies or procedures may not deteriorate. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Accordingly, even effective internal control over financial reporting can only provide reasonable assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria in Internal Control — Integrated Framework ("2013 Framework") issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025 based on the criteria established in the 2013 Framework.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by BDO USA, P.C., the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, as stated in their report included herein.

Changes in Internal Control over Financial Reporting

No changes in our internal control over financial reporting occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
El Pollo Loco Holdings, Inc.
Costa Mesa, California

Opinion on Internal Control over Financial Reporting

We have audited El Pollo Loco Holdings, Inc.'s (the "Company's") internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2025 and December 25, 2024, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 13, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, P.C.
Costa Mesa, California
March 13, 2026

ITEM 9B.   OTHER INFORMATION

On November 21, 2024, Mr. Mark Buller, a member of our Board of Directors, entered into a Rule 10b5-1 trading agreement. The 10b5-1 Plan provides for the sale of up to 12,271 shares of the Company's common stock, subject to certain conditions. This trading plan was adopted during an open trading window and expired on December 31, 2025.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference from our definitive proxy statement to be filed not later than 120 days after the end of our 2025 fiscal year. In addition, our Board of Directors has adopted a Code of Business Conduct and Ethics that applies to all of our directors, employees and officers, including our principal executive officer, principal financial officer, principal accounting officer, controller, and any persons performing similar functions. The current version of the Code of Business Conduct and Ethics is available on our website under the Corporate Governance section at *www.elpolloloco.com*. To the extent required by rules adopted by the SEC and The Nasdaq Stock Market LLC, we intend to promptly disclose future amendments to certain provisions of the Code of Business Conduct and Ethics, or waivers of such provisions granted to executive officers and directors, on our website under the Corporate Governance section at *www.elpolloloco.com*.

ITEM 11.   EXECUTIVE COMPENSATION

Incorporated by reference from our definitive proxy statement to be filed not later than 120 days after the end of our 2025 fiscal year.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference from our definitive proxy statement to be filed not later than 120 days after the end of our 2025 fiscal year.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference from our definitive proxy statement to be filed not later than 120 days after the end of our 2025 fiscal year.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference from our definitive proxy statement to be filed not later than 120 days after the end of our 2025 fiscal year.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as a part of this Annual Report:

(1) Financial Statements: Consolidated financial statements filed as part of this Annual Report are listed under Item 8. Financial Statements and Supplementary Data.

(2) Financial Statement Schedules: None.

(3) Exhibits:

			Incorporated by Reference				
Number	Description	Filed Herewith	Form	Period Ended	Exhibit	Filing Date	SEC File Number
3.1	Amended and Restated Certificate of Incorporation of El Pollo Loco Holdings, Inc.		8-K	N/A	3.1	6/3/2024	001-36556
3.2	Certificate of Designations of Series A Preferred Stock of El Pollo Loco Holdings, Inc., as filed with the Secretary of State of the State of Delaware on August 9, 2023		8-K	N/A	3.1	8/9/2023	001-36556
3.3	Amended and Restated By-Laws of El Pollo Loco Holdings, Inc.		8-K	N/A	3.1	2/2/2024	001-36556
4.1	Description of El Pollo Loco Holdings, Inc. Capital Stock		10-K	12/27/2023	4.1	3/8/2024	001-36556
4.2	Rights Agreement, dated as of August 8, 2023, between El Pollo Loco Holdings, Inc. and Equiniti Trust Company, LLC, as rights agent		8-K	N/A	4.1	8/9/2023	001-36556
4.3	Amendment No. 1 to Rights Agreement, dated as of August 4, 2024, between El Pollo Loco Holdings, Inc. and Equiniti Trust Company, LLC, as rights agent		8-K	N/A	4.1	8/5/2024	001-36556
10.1	Form of Franchise Agreement		S-1	N/A	10.12	6/24/2014	333-197001
10.2	Form of Franchise Development Agreement		S-1	N/A	10.13	6/24/2014	333-197001
10.3	Form of Franchise Agreement (2019)		10-K	12/25/2019	10.15	3/6/2020	001-36556
10.4	Form of Franchise Development Agreement (2019)		10-K	12/25/2019	10.16	3/6/2020	001-36556
10.5	Form of Franchise Agreement (2021)		10-K	12/29/2021	10.17	3/11/2022	001-36556

10.6	Form of Franchise Development Agreement (2021)	10-K	12/29/2021	10.18	3/11/2022	001-36556
10.7	Form of Franchise Agreement (2022)	10-K	12/27/2023	10.37	3/8/2024	001-36556
10.8	Form of Franchise Development Agreement (2022)	10-K	12/27/2023	10.37	3/8/2024	001-36556
10.9	Form of Franchise Agreement (2023)	10-K	12/25/2024	10.9	3/7/2025	001-36556
10.10	Form of Franchise Development Agreement (2023)	10-K	12/25/2024	10.10	3/7/2025	001-36556
10.11	Credit Agreement, dated as of July 27, 2022, among El Pollo Loco, Inc., as borrower, El Pollo Loco Holdings, Inc., as guarantor, the other guarantors party thereto, the lenders party thereto and Bank of America, as administrative agent, swingline lender and letter of credit issuer	8-K	N/A	10.1	8/2/2022	001-36556
10.12*	Form of Indemnification Agreement between El Pollo Loco Holdings, Inc. and each of its directors and executive officers	10-K	12/25/2024	10.12	3/7/2025	001-36556
10.13*	2014 Omnibus Equity Incentive Plan	S-1/A	N/A	10.22	7/22/2014	333-197001
10.14*	Form of Option Award Agreement (Fair Market Value Options) under 2014 Omnibus Equity Incentive Plan	S-1/A	N/A	10.25	7/22/2014	333-197001
10.15*	Form of Non-Officer Director Restricted Share Agreement under 2014 Omnibus Equity Incentive Plan	S-1/A	N/A	10.26	7/22/2014	333-197001
10.16*	Form of Option Award Agreement (Fair Market Value Options) under 2014 Omnibus Equity Incentive Plan (Time Vesting Only)	10-Q	6/29/2016	10.27	8/5/2016	001-36556
10.17*	Form of Employee Restricted Share Agreement under 2014 Omnibus Equity Incentive Plan	10-Q	9/28/2016	10.28	11/4/2016	001-36556
10.18*	2018 Omnibus Equity Incentive Plan	S-8	N/A	4.3	8/6/2018	333-226621

10.19*	Form of Restricted Stock Agreement under 2018 Omnibus Equity Incentive Plan	10-K	12/25/2019	10.24	3/6/2020	001-36556
10.20*	Form of Restricted Stock Agreement under 2018 Omnibus Equity Incentive Plan (Non-Employee Directors)	10-K	12/25/2019	10.25	3/6/2020	001-36556
10.21*	Form of Restricted Stock Unit Agreement under 2018 Omnibus Equity Incentive Plan	10-K	12/25/2019	10.26	3/6/2020	001-36556
10.22*	Form of Stock Option Awards Agreement under 2018 Omnibus Equity Incentive Plan	10-K	12/25/2019	10.27	3/6/2020	001-36556
10.23*	El Pollo Loco Holdings, Inc. Equity Incentive Plan, as amended	8-K	N/A	10.1	6/5/2025	001-36556
10.24*	Form of Stock Option Awards Agreement under 2021 Equity Incentive Plan	10-K	12/29/2021	10.31	3/11/2022	001-36556
10.25*	Form of Restricted Share Agreement under 2021 Equity Incentive Plan	10-K	12/29/2021	10.32	3/11/2022	001-36556
10.26*	Form of Restricted Stock Agreement under 2021 Equity Incentive Plan (Non-Employee Directors)	10-K	12/29/2021	10.33	3/11/2022	001-36556
10.27*	Form of Restricted Stock Agreement under 2023 Equity Incentive Plan (Non-Employee Directors)	10-K	12/27/2023	10.37	3/8/2024	001-36556
10.28*	Form of Performance Stock Agreement under 2024 Equity Incentive Plan	10-K	12/25/2024	10.28	3/7/2025	001-36556
10.29*	Form of Stock Option Awards Agreement under 2025 Equity Incentive Plan	10-Q	3/26/2025	10.1	5/2/2025	001-36556
10.30*	Form of Stock Option Awards Agreement under 2025 Equity Incentive Plan (Non-Director Officers)	10-Q	3/26/2025	10.2	5/2/2025	001-36556
10.31*	Form of Restricted Stock Agreement under 2025 Equity Incentive Plan	10-Q	3/26/2025	10.3	5/2/2025	001-36556
10.32*	Form of Restricted Stock Agreement under 2025 Equity Incentive Plan (Non-Director Officers)	10-Q	3/26/2025	10.4	5/2/2025	001-36556
10.33	Form of Performance Stock Agreement under 2025 Equity Incentive Plan	10-Q	3/26/2025	10.5	5/2/2025	001-36556

10.34*	Form of Post-Termination Benefits Agreements for Executives		10-K	12/25/2024	10.29	3/7/2025	001-36556
10.35*	Employment Agreement, dated June 28, 2022, between El Pollo Loco Holdings, Inc. and Ira Fils		8-K	N/A	10.1	7/1/2022	001-36556
10.36*	Employment Agreement, dated November 1, 2023, between El Pollo Loco Holdings, Inc. and Maria Hollandsworth		8-K	N/A	10.1	11/2/2023	001-36556
10.37*	Employment Agreement, dated February 8, 2024, between El Pollo Loco Holdings, Inc. and Elizabeth Williams		8-K	N/A	10.1	2/13/2024	001-36556
10.38*	Retention Award Agreement, dated November 2, 2023, between El Pollo Loco Holdings, Inc. and Ira Fils		8-K	N/A	10.3	11/2/2023	001-36556
10.39	Stock Repurchase Agreement, dated May 23, 2024, between El Pollo Loco Holdings, Inc., FS Equity Partners V, L.P. and FS Affiliates V, L.P.		8-K	N/A	99.1	5/29/2024	001-36556
19.1	El Pollo Loco Insider Trading Policy		10-K	12/25/2024	19.1	3/7/2025	001-36556
21.1	Subsidiaries of El Pollo Loco Holdings, Inc.		S-1	N/A	21.1	6/24/2014	333-197001
23.1	Consent of BDO USA, P.C.	X					
31.1	Certification of Chief Executive Officer under section 302 of the Sarbanes–Oxley Act of 2002	X					
31.2	Certification of Chief Financial Officer under section 302 of the Sarbanes–Oxley Act of 2002	X					
32.1	Certification of Chief Executive Officer and Chief Financial Officer under 18 U.S.C. section 1350, adopted by section 906 of the Sarbanes–Oxley Act of 2002	**					
97.1	El Pollo Loco Holdings, Inc. Clawback Policy		10-K	12/27/2023	97.1	3/8/2024	001-36556
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document	X					

101.SCH	XBRL Taxonomy Extension Schema Document	X	
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	X	
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	X	
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	X	
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	X	
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document		

*   This exhibit is a management contract or a compensatory plan or arrangement.
**   Furnished herewith.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EL POLLO LOCO HOLDINGS, INC.

By: /s/ ELIZABETH WILLIAMS

Elizabeth Williams
Chief Executive Officer
(Principal Executive Officer)
Date: March 13, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ ELIZABETH WILLIAMS Elizabeth Williams	*Chief Executive Officer and Director* (Principal Executive Officer)	March 13, 2026
/s/ IRA FILS Ira Fils	*Chief Financial Officer* (Principal Financial and Accounting Officer)	March 13, 2026
/s/ DOUGLAS J. BABB Douglas J. Babb	Chairman and Director	March 13, 2026
/s/ NANCY FAGINAS-CODY Nancy Faginas-Cody	Director	March 13, 2026
/s/ TANA DAVILA Tana Davila	Director	March 13, 2026
/s/ FRANK GARRIDO Frank Garrido	Director	March 13, 2026
/s/ DEBORAH GONZALEZ Deborah Gonzalez	Director	March 13, 2026
/s/ JOE TAYLOR Joe Taylor	Director	March 13, 2026
/s/ ROBERT D. WRIGHT Robert D. Wright	Director	March 13, 2026

Exhibit 23.1

<u>Consent of Independent Registered Public Accounting Firm</u>

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-269807) and Form S-8 (No. 333-259661, No. 333-226621, No. 333-224730, No. 333-197698, No. 333-279794 and No. 333-287800) of El Pollo Loco Holdings, Inc. (the Company) of our reports dated March 13, 2026, relating to the consolidated financial statements, and the effectiveness of the Company's internal control over financial reporting, which appear in this Annual Report on Form 10-K.

/s/ BDO USA, P.C.
Costa Mesa, California
March 13, 2026

Exhibit 31.1

CERTIFICATIONS

I, Elizabeth Williams, certify that:

1. I have reviewed this annual report on Form 10-K of El Pollo Loco Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2026

/s/ Elizabeth Williams
Elizabeth Williams
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Ira Fils, certify that:

1. I have reviewed this annual report on Form 10-K of El Pollo Loco Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2026

/s/ Ira Fils
Ira Fils
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION

Under 18 U.S.C. section 1350, adopted by section 906 of the Sarbanes-Oxley Act of 2002, in connection with the accompanying Annual Report on Form 10-K (the "Report"), the undersigned officers of El Pollo Loco Holdings, Inc. (the "Company") each certify that (i) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 13, 2026

/s/ Elizabeth Williams
Elizabeth Williams
Chief Executive Officer

/s/ Ira Fils
Ira Fils
Chief Financial Officer

COMPANY INFORMATION

Headquarters

575 ANTON BLVD
SUITE 1100
Costa Mesa, California 92626
Phone: +1 714.599.5000
www.elpolloloco.com

Employees

Approximately 4,034

Investor Information

Copies of the Annual Report and Form 10-K filed with the U.S. Securities and Exchange Commission and other investor information may be obtained free of charge by request in writing to El Pollo Loco Holdings, Inc., 575 Anton BLVD, Suite 1100, Costa Mesa, California 91626 Attention: Investor Relations, or by visiting www.investors.elpolloloco.com

Annual Meeting

The 2026 Annual Meeting of Stockholders is scheduled to be held on Tuesday, May 26, 2026, at 1:00 P.M. Pacific Time at: www.virtualshareholdermeeting.com/LOCO2026

Transfer Agent

Equiniti Trust Company, LLC
P.O. Box 500
Newark, NJ 07101
Phone: +1 800.937.5449
www.equiniti.com

Independent Auditors

BDO USA, P.C.
1300 East Ninth Street, Suite 1301
Cleveland, OH 44114
Phone: +1 216.325.1700

Investor Inquiries

DeVries Global
media@elpolloloco.com

Company Officers

ELIZABETH "LIZ" WILLIAMS
Chief Executive Officer

IRA FILS
Chief Financial Officer

Board of Directors[+]

DOUGLAS J. BABB
Chairperson

NANCY FAGINAS-CODY[(1)(3)(4)*]
Director

TANA DAVILA[(1)(4)]
Director

FRANK GARRIDO[(2)(4)]
Director

DEBORAH GONZALEZ[(2)*(3)(4)]
Director

JOE TAYLOR[(1)*(2)]
Director

ELIZABETH "LIZ" WILLIAMS
Director

ROBERT D. WRIGHT[(1)(2)]
Director

1 Audit and Finance Committee
2 Compensation Committee
3 ESG Committee
4 Nominating and Governance Committee
5 * Committee Chair

+ The principal occupations of our directors are as follows: Mr. Babb, Managing Director for Babb Strategic Services, L.L.P., Ms. Faginas-Cody, former Senior Vice President, Information Technology Enterprise Business Systems at The Walt Disney Company (retired), Ms. Davila, Chief Marketing Officer of Dutch Bros Inc., Mr. Garrido, Executive Vice President, Chief Restaurant Officer of Domino's Pizza, Inc., Ms. Gonzalez, Chief Marketing Officer for The Joint Corp., Mr. Taylor, former Executive Vice President and Chief Financial Officer of Brinker International, Inc. (retired), Ms. Williams, Chief Executive Officer of the Company, and Mr. Wright, former President and Chief Executive Officer for Potbelly Corporation (acquired in 2025).